   As filed with the Securities and Exchange Commission on March 1, 2000
                                                     Registration No. 333- 93199
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                --------------

                              AMENDMENT NO. 3
                                       TO
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                                --------------

                            ASIAINFO HOLDINGS, INC.
             (Exact Name of Registrant as Specified in its Charter)

        Delaware                   1731                    752506390
     (State or other         (Primary Standard         (I.R.S. Employer
      jurisdiction              Industrial          Identification Number)
    fincorporation or       Classification Code
      organization)               Number)


                            AsiaInfo Holdings, Inc.
                  4th Floor, Ligong Science & Technology Tower

                   11 Baishiqiao Road, Haidian District
                             Beijing 100081, China
                             Tel: (8610) 6846-7058
 (Name, Address, Including Zip Code, And Telephone Number, Including Area Code,
                  of Registrant's Principal Executive Offices)

                          James Zhang, General Manager
                            AsiaInfo Holdings, Inc.
                            Techmart of Santa Clara
                     5201 Great American Parkway, Suite 226
                         Santa Clara, California 95054
                              Tel: (408) 970-9788
                              Fax: (408) 970-9366
 (Name, Address, Including Zip Code, And Telephone Number, Including Area Code,
                             of Agent for Service)

                                   Copies to:

         Thomas M. Britt, III                      Anthony Root
           Clifford Chance             Milbank, Tweed, Hadley & McCloy LLP
      Jardine House, 28th Floor                3007 Alexandra House
         One Connaught Place                      16 Chater Road
          Central, Hong Kong                    Central, Hong Kong
         Tel: (852) 2810-0229                  Tel: (852) 2971-4888
         Fax: (852) 2810-4708                  Fax: (852) 2840-0792

   Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

   If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of
1933, check the following box............................................... [_]

   If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering................................ [_]

   If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering....................................................... [_]

   If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering....................................................... [_]

   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.............................................. [_]

                      CALCULATION OF REGISTRATION FEE

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
    Title of Each Class of            Proposed Maximum           Amount of
  Securities to be Registered   Aggregate Offering Price(/1/) Registration Fee

------------------------------------------------------------------------------
Common Stock, par value $0.01
 per share.....................         $115,000,000            $30,360(/2/)
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

(1) Estimated solely for the purpose of determining the registration fee in accordance with Rule 457(o) under the Securities Act of 1933.

(2) Of this aggregate registration fee of $30,360, the Registrant has previously paid $15,787, thus, only the balance of $14,573 is being submitted herewith.

  The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus is not complete and may be changed. We may + +not sell these securities until the registration statement filed with the + +Securities and Exchange Commission is effective. This prospectus is not an +
+offer to sell securities, and we are not soliciting offers to buy these       +
+securities, in any state where the offer or sale is not permitted.            +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
PROSPECTUS (Subject to Completion)

Issued      2000

                             5,000,000 Shares
                               [LOGO OF ASIAINFO]
                                  COMMON STOCK

AsiaInfo Holdings, Inc. is offering 5,000,000 shares of its common stock. This is our initial public offering and no public market currently exists for our shares. We anticipate that the initial public offering price will be between $18.00 and $20.00 per share.

                                  -----------

We have filed an application for the shares of common stock to be quoted on the Nasdaq National Market under the symbol "ASIA."

                                  -----------

Investing in our common stock involves risks. See "Risk Factors" beginning on page 9.

                                  -----------

                               PRICE $   A SHARE

                                  -----------

                                                  Underwriting
                                  Price to          Discounts        Proceeds to
                                   Public        and Commissions      AsiaInfo
                                  --------       ---------------     -----------
Per Share....................       $                 $                 $
Total........................      $                 $                 $

AsiaInfo Holdings, Inc. has granted the underwriters the right to purchase up to an additional 750,000 shares of common stock to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Morgan Stanley & Co. Incorporated expects to deliver the shares to purchasers
on    , 2000.

                                  -----------

MORGAN STANLEY DEAN WITTER

                           DEUTSCHE BANC ALEX. BROWN

                                                    DONALDSON, LUFKIN & JENRETTE


    , 2000

                               TABLE OF CONTENTS

                                      Page
                                      ----
Prospectus Summary..................    4
Risk Factors........................    9
Special Note Regarding Forward-
 Looking Statements.................   18
Use of Proceeds.....................   19
Dividend Policy.....................   19
Capitalization......................   20
Dilution............................   21
Selected Consolidated Financial
 Data...............................   22
Management's Discussion and Analysis
 of Financial Condition and Results
 of Operations......................   24

                                       Page
                                       ----
Business.............................   34
Management...........................   49
Certain Transactions.................   55
Principal Stockholders...............   57
Description of Capital Stock.........   59
Shares Eligible for Future Sale......   61
Taxation.............................   63
Underwriters.........................   65
Legal Matters........................   69
Experts..............................   69
Enforceability of Civil Liabilities..   70
Additional Filing and Company
 Information.........................   71
Index to Financial Statements........  F-1

                               ----------------

   You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our shares of common stock.

   For investors outside the United States: Neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.

   Until March , 2000 (25 days after commencement of this offering), all dealers that buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                               ----------------

   "AsiaInfo" is a registered trademark of AsiaInfo Holdings, Inc. AsiaInfo and designs are pending trademarks of AsiaInfo Holdings, Inc. All other brand names or trademarks appearing in this prospectus are property of their respective holders.

                               PROSPECTUS SUMMARY

   You should read the following summary together with the more detailed information regarding our company and the shares of the common stock being sold in this offering and our historical financial statements and notes thereto included elsewhere in this prospectus.

                            AsiaInfo Holdings, Inc.

                                  Our Business

   We are a leading provider of Internet-related, information technology professional services and software products in the People's Republic of China. We offer total network solutions and proprietary software to meet our customers' Internet and telecommunications infrastructure and operating needs. Our customers are leading telecommunications service providers, Internet service providers and Internet content providers in China, including the China Telecom system, which comprises the Directorate General of Telecommunications, a state owned enterprise, provincial post and telecommunication administrations and city and county telecommunications bureaus, and China United Telecommunications Corporation, or China Unicom, the two largest Chinese telecommunications and Internet service providers, as well as China Mobile Communications Corporation, or China Mobile, the largest wireless telephony service provider in China.

   We provide network solutions for large Internet and telecommunications projects. We deliver Internet infrastructure solutions such as backbone and access networks, operations support solutions using our proprietary and third party software, service applications such as Internet protocol telephony, commonly known as IP telephony, and virtual private networks, and network performance and security solutions. In response to customer preferences in China, we often offer services in the context of total solutions, which include systems integration and customization of our proprietary and third party software.

   With an early entry into the market, we are now a leading provider of network solutions for large Internet and telecommunications companies in China. Our Chinese, western-trained senior management and technical personnel have a proven track record of delivering high performance, cost effective solutions for the specific needs of these companies. We designed and built ChinaNET, China's first commercial and largest national Internet backbone, the physical network of cables and computers which carries Internet traffic. We are in the process of designing and building UniNET, China's second-largest national commercial Internet backbone, for China Unicom and CNCNET, China's third national commercial Internet backbone for China Netcom Corporation, or China Netcom. We have also built numerous provincial Internet backbones, including GuangdongNET, the first and largest provincial commercial Internet backbone in China.

   We develop and sell carrier class, meaning high performance, highly fault tolerant, software products tailored for the specific needs of the China market. These products include real time, highly scalable customer management and billing software and carrier-scale messaging software for Internet service providers, Internet content providers and wireless telephony service providers. We have historically sold our software products as part of our network solutions projects, but we are increasingly marketing these products on a stand-alone basis. Our software can support up to millions of users and is designed with open architecture to facilitate customization.

   We have the largest user base for customer management and billing software among large Internet service providers in China, having sold software licenses to our customers for approximately 1.8 million end users as of December 31, 1999. AsiaInfo Mail Center ("AIMC"), the latest version of our messaging software, was launched in April 1999 and within eight months has been licensed by our customers for over 9 million of their end users. As of December 31, 1999, we had sold licenses for our wireless telephony customer management and billing software to our customers for over 7 million end users.

                             Our Market Opportunity

   The Internet market in China has been growing rapidly due primarily to increased access to telecommunications services and declining personal computer prices. International Data Corp. ("IDC") estimates that China will have 3.8 million users at the end of 1999 and forecasts that China's Internet population will grow at a compound rate of 54% per year to 33 million users in 2004.

   Chinese telecommunications carriers have made significant investments in Internet and telecommunications infrastructures using advanced technologies. The Internet and telecommunications markets in China have become increasingly competitive as the Chinese government has taken measures to deregulate the telecommunications industry and introduce competition. China's expected entry into the World Trade Organization (the "WTO") is expected to stimulate spending on the Internet and telecommunications infrastructures, particularly broadband networks. Increased demand for Internet services and competition have also prompted service providers to offer varying, customer-tailored service plans and focus on customer care and support. We believe that the combined effects of increased deregulation and industry competition, coupled with a growing demand for Internet services and multimedia applications, have created opportunities for us in the following areas:

  . high value Internet-related information technology services in an increasingly complex network environment;

  . real-time, scalable customer management and billing software that meets the specific requirements of Chinese service providers; and

  . broadband network and convergent communications solutions including unified messaging software, which integrates email, voicemail and fax functions.

                                  Our Strategy

   Our strategy is to be the leading China-based, world-class provider of Internet-related, information technology professional services and software products to enable our customers to build, maintain, operate and continuously improve their Internet and communications infrastructures. Key aspects of this strategy are to:

  . Maintain our leading position in providing Internet and telecommunications infrastructure solutions in China

  .  Focus on high value information technology professional services

  . Significantly grow our software business to maximize opportunities in the Internet software market in China

  .  Develop broadband and convergent communications solutions

  .  Leverage our large customer base to generate recurring revenues

  .  Develop outsourcing solutions

  .  Attract and retain highly qualified personnel

                           Our Competitive Strengths

   We believe that we are well positioned to meet our customers' Internet infrastructure and software applications needs in China. The key factors which contribute to our strong competitive position are:

  .  Internet infrastructure technology leadership in China

  .  Combined international and China expertise

  .  Established customer relationships

  .  Real time, scalable and adaptable proprietary software

  .  Total solutions approach

                             Corporate Information

   We started our business in Texas through a predecessor company in 1993 and are now incorporated in Delaware. In 1995, we moved our base of operations from Dallas, Texas to Beijing, China to capitalize on emerging opportunities in the rapidly developing Internet market in China. Today, almost all our operations and employees are based in China. While we source hardware for our customers through our U.S. holding company, AsiaInfo Holdings, Inc., we conduct the bulk of our business through our two wholly-owned operating subsidiaries, each of which is a Chinese company. Our executive offices are located at Ligong Science & Technology Tower, 4th Floor, 11 Baishiqiao Road, Haidian District, Beijing 100081, China, and our telephone number is (8610) 6846-7058.

                                  THE OFFERING

 Common stock offered................................ 5,000,000 shares


 Common stock to be outstanding after this offering.. 37,500,297 shares


 Use of proceeds..................................... We intend to use the estimated net proceeds of
                                                      approximately $87.3
                                                      million from this
                                                      offering for working
                                                      capital, expansion of
                                                      sales and marketing
                                                      activities, software
                                                      product development,
                                                      acquisitions and general
                                                      corporate purposes. See
                                                      "Use of Proceeds."

 Proposed Nasdaq National Market Symbol.............. "ASIA"

   The total number of shares of common stock to be outstanding after this offering is based on the number of shares outstanding as of December 31, 1999 and 6,952,153 shares of common stock issuable upon the automatic conversion of all outstanding shares of our convertible preferred stock upon the completion of this offering, but excludes

   . options granted under our stock option plans to purchase 8,891,811 shares of common stock at a weighted average exercise price of $2.99 per share outstanding as of December 31, 1999,

   . 1,821,300 shares of common stock available for issuance upon the exercise of future grants under our stock option plans and

   . 40,000 shares of common stock issuable upon the exercise of warrants to purchase shares of common stock at an exercise price of $0.01 per share.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

   The following table sets forth our summary consolidated financial data. You should read this information together with our consolidated financial statements, the notes to those statements beginning on page F-1 of this prospectus and the information under "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."The summary consolidated balance sheet data and summary consolidated statements of operations data in the table below as of and for the years ended December 31, 1996, 1997, 1998 and 1999 have been derived from our audited consolidated financial statements. The summary consolidated statement of operations data for the year ended December 31, 1995 and the summary consolidated balance sheet data as of the same date are derived from our unaudited consolidated financial statements, which have been prepared on the same basis as our audited consolidated financial statements and contain normal recurring adjustments which are, in the opinion of management, necessary for a fair presentation of the results for such unaudited periods. Historical results are not necessarily indicative of the results to be expected in the future.

                                                  Years Ended December 31,
                         ----------------------------------------------------------------------------
                              1995            1996           1997            1998           1999
                         --------------  -------------- --------------  -------------- --------------
                           (Amounts in thousands of U.S. dollars except share and per share data)
Consolidated Statements
 of Operations Data:
Revenues:
 Network Solutions...... $        1,799  $       14,781 $       36,509  $       41,964 $       53,786
 Software License.......             --             762            775           2,258          6,494
                         --------------  -------------- --------------  -------------- --------------
 Total revenues.........          1,799          15,543         37,284          44,222         60,280
Gross profit............            546           6,445          7,728          12,033         18,317
Operating income
 (loss).................           (598)          2,186           (713)            681         (4,964)
Net income (loss).......           (578)          1,670           (382)          1,536         (4,946)
Net income (loss) per
 share:
 Basic.................. $        (0.05) $         0.12 $        (0.03) $         0.11 $        (0.34)
 Fully diluted(/1/)..... $        (0.05) $         0.10 $        (0.03) $         0.05 $        (0.34)
Shares used in
 computation:
 Basic..................     12,273,628      13,530,000     13,530,000      13,616,412     14,630,145
 Fully diluted(/1/).....     12,273,628      15,999,133     13,530,000      31,765,534     14,630,145

                              As of December 31,        As of December 31, 1999
                         ------------------------------ ------------------------
                          1995    1996   1997    1998   Actual  As Adjusted(/2/)
                         ------  ------ ------- ------- ------- ----------------
                                 (Amount in thousands of U.S. dollars)
Consolidated Balance
 Sheet Data:
Cash and cash
 equivalents............ $1,732  $2,221 $24,066 $ 9,749 $25,404     $113,056
Total current assets....  3,747   8,325  36,131  42,805  64,772      152,022
Total assets............  3,787   9,227  37,085  45,359  71,427      158,677
Total liabilities
 (excluding minority
 interest)..............  4,089   6,429  20,008  26,048  31,639       31,639
Total stockholders'
 equity (deficit).......   (567)  1,333  16,179  19,247  39,788      127,038

--------
(/1/) In 1997 and 1999, the diluted net loss per share computation excludes shares of common stock issuable under stock option plans, upon the exercise of warrants and upon the automatic conversion of our convertible preferred stock which, if included, would have an antidilutive effect on the net loss reported in these periods. See note 11 of Notes to Consolidated Financial Statements for a detailed explanation of the determination of the shares used in computing basic and diluted net income
      (loss) per share.

(/2/) Consolidated balance sheet data, as adjusted, assume (a) the sale of 5,000,000 shares of common stock offered by AsiaInfo hereby at an initial public offering price of $19.00 per share and after deducting the underwriting discount and estimated offering expenses, and (b) the conversion of all outstanding shares of our convertible preferred stock into 6,952,153 shares of common stock as of the closing of this offering as if the closing occurred on December 31, 1999. Excludes (a) 8,891,811 shares of common stock underlying options granted under our stock option plans and outstanding as of December 31, 1999 at a weighted average exercise price of $2.99 per share, (b) 1,821,300 shares of common stock available for issuance upon the exercise of future grants under our stock option plans and (c) 40,000 shares of common stock issuable upon the exercise of outstanding warrants to purchase shares of common stock at an exercise price of $0.01 per share.

                                 RISK FACTORS

   You should carefully consider the risks and uncertainties described below before making an investment decision. The risks described below are not the only ones facing our company. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment.

   This prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this prospectus.

Risks Relating to AsiaInfo

   The growth of our business is dependent on government budgetary policy, particularly the allocation of funds, to sustain the growth of the telecommunications industry and the Internet in China.

   Virtually all our large customers are directly or indirectly owned or controlled by the Chinese government. Accordingly, their business strategies and capital expenditure budgets and spending plans are largely decided in accordance with government policies, which, in turn, are determined on a centralized basis at the highest level by the State Planning Commission. As a result, the growth of our business is heavily dependent on government policies for telecommunications and Internet infrastructure.

   Despite the high priority currently accorded by the government to the development of telecommunications industry and Internet infrastructure and a high level of funding allocated by the government to these sectors in 1999, we believe that our customers' capital spending for Internet infrastructure was lower in 1999 than 1998 due to a variety of factors, particularly the current restructuring of the telecommunications industry. While there is a possibility that the unspent funds will be carried forward to 2000, we cannot make any conclusions or predictions at this time regarding government funding plans for the telecommunications industry and the Internet. Furthermore, we can give no assurance as to the government's budget policies in future years. Insufficient government allocation of funds to sustain the growth of the telecommunications industry and the Internet in China could reduce the demand for our products and services and thus have a material adverse effect on our ability to maintain the current level of revenue and grow our business.

   Laws and regulations applicable to the Internet in China remain unsettled and could have a material adverse effect on Internet's growth and thereby have material adverse effect on our business.

   Growth of the Internet in China could be materially adversely affected by governmental regulation of the industry. Due to the increasing popularity and use of the Internet and other online services, it is possible that regulations may be adopted with respect to the Internet or other services covering issues such as user privacy, pricing, content, copyrights, distribution, antitrust and characteristics and quality of products and services. Furthermore, the growth and development of the market for electronic commerce may prompt calls for more stringent consumer protection laws that may impose additional burdens on companies conducting business online. Although we are engaged in Internet infrastructure development and Internet-related software business, the adoption of additional laws or regulations may slow the growth of the Internet or other services, which could in turn lead to reduced Internet traffic, decrease the demand for our network solutions and Internet-related software products and increase our cost of doing business.

   The Ministry of Information Industries is currently reviewing its telecommunications regulations, particularly as they relate to Internet content. While we are not aware of any existing or proposed regulations that have a significant direct adverse effect on our business, a restrictive regulatory policy regarding the Chinese Internet industry would have a material direct adverse effect on us by retarding the industry's growth in China.

   Our customer base is highly concentrated and the loss of one or more of our customers could cause our business to suffer significantly.

   We have derived and believe that we will continue to derive a significant portion of our revenues from a limited number of large customers, such as the China Telecom system and China Unicom. Although various provincial and local entities of the China Telecom system are separate legal entities and generally make purchasing decisions independent of the Directorate General of Telecommunications, or DGT, their business decisions may nonetheless be affected by the DGT. Entities of the China Telecom system accounted for almost all of our revenues in 1997 and 1998. At December 31, 1999, entities of the China Telecom system and China Unicom accounted for approximately 87% of our backlog. In the future, we expect to derive an increasing portion of our revenues from China Unicom, China Mobile and China Netcom. The loss of the China Telecom system, whose provincial and local entities have historically accounted for a major portion of our business, or cancellation or deferral of any large contract by any of our large customers would have a material adverse effect on our revenues, and consequently our profits. See "Business-- Customers."

   The long and variable sales cycles for our products and services can cause our revenues and operating results to vary significantly from period to period and may adversely affect the trading price of our common stock.

   Our revenues and operating results will vary significantly from quarter to quarter due to a number of factors, many of which are outside of our control and any of which may cause our stock price to fluctuate. A customer's decision to purchase our services and products involves a significant commitment of its resources and an extended evaluation. As a result, our sales cycle tends to be lengthy. We spend considerable time and expense educating and providing information to prospective customers about features and applications of our services and products. Because our major customers operate large and complex networks, they usually expand their networks in large increments on a sporadic basis. The combination of these factors can cause our revenues and results of operations to vary significantly and unexpectedly. Other factors that may affect us include the following:

  . fluctuation in demand for our products and services as a result of budgetary cycles of our large customers, particularly state-owned enterprises;

  . the reduction, delay, interruption or termination of one or more significant infrastructure projects; and

  . our ability to introduce, develop and deliver new software products that meet customer requirements in a timely manner.

   A large part of the contract amount of a network solutions project usually relates to hardware procurement. Since we recognize most of the revenues relating to hardware plus a portion of contract services revenues at the time of hardware delivery, the timing of hardware delivery can cause our quarterly revenues to fluctuate significantly.

   Due to the foregoing factors, we believe that quarter-to-quarter comparisons of our operating results are not a good indication of our future performance and should not be relied upon. It is likely that our operating results in some periods may be below the expectations of public market analysts and investors. In this event, the price of our common stock will probably decline, perhaps significantly more in percentage terms than the decline in operating results.

   Our working capital requirements may increase significantly.

   We typically purchase hardware for our customers as part of our turnkey total solutions services. We generally require our customers to pay 90% of the invoice value of the hardware upon delivery. We place orders for hardware only against a back-to-back order from customers and seek favorable payment terms from hardware vendors. This policy has historically minimized our working capital requirements. However, for certain large and strategically important projects, we have agreed to payment of less than 90% of the invoice value of the hardware upon delivery in order to maintain competitiveness. Wider adoption of less favorable payment terms or delays in hardware deliveries would require us to increase our working capital needs.

   Our working capital requirements may also increase significantly in order to fund more rapid expansion and acquisitions, to develop new or enhanced services or products, to respond to competitive pressure to compete successfully for larger projects involving higher levels of hardware purchases or otherwise if our business grows more rapidly than we currently predict. An increase in our working capital needs may require that we raise additional funding following this offering sooner than we presently expect.

   We have sustained losses in prior years and may incur slower earnings growth, earnings declines or net losses in the future.

   Although we made a net profit in 1996 and 1998, we have sustained losses in prior years and in 1999. There are no assurances that we can regain or sustain profitability or avoid net losses in the future. We expect to increase our operating expenses as our business grows. For example, we intend to more than double our software research and development budget and significantly increase software related headcount over the next year. The level of these expenses will be largely based on anticipated organizational growth and revenue trends and a high percentage will be fixed. As a result, any delays in expanding sales volume and generating revenue could result in substantial operating losses. Any such developments could cause the market price of shares of our common stock to decline.

   Management's ability to implement adequate control systems will be critical to successfully manage our future growth.

   We have been expanding our operations rapidly, both in size and scope, in recent years. Our growth places a significant strain on our management systems and resources. Our ability to successfully offer our products and implement our business plan in a rapidly evolving market requires an effective planning and management process. We will need to continue to improve our financial, managerial and operational controls and reporting systems, and to expand, train and manage our work force. We may not be able to implement adequate control systems in an efficient and timely manner.

   We face a competitive labor market in China for skilled personnel and therefore are highly dependent on the skills and services of our existing key skilled personnel and our ability to hire additional skilled employees.

   Competition for highly skilled software design, engineering and sales and marketing personnel is intense in China. Failure to attract, assimilate or retain qualified personnel to fulfill our current or future needs could impair our growth. Competition for skilled personnel comes primarily from a wide range of foreign companies active in China, many of which have substantially greater resources than us. Limitations on our ability to hire and train sufficient number of personnel at all levels would limit our ability to undertake projects in the future and could cause us to lose market share. We may need to increase the levels of our employee compensation more rapidly than in the past in order to remain competitive. These additional costs could reduce our profitability and cause losses.

   Since our business has been evolving, our historical financial information may not be an appropriate basis on which to evaluate us or our prospects.

   We moved our operations from Texas to China in 1995, began generating substantial network solutions revenue in 1996 and selling software products in 1996. We expect our business to continue to evolve as the Internet and telecommunications markets in China change and expand. In particular, we are currently investing substantial personnel and financial resources in expanding our software business, which we expect to account for a significantly greater portion of our operating expenses and revenues than in the past. As a result, our historical financial data may not provide a meaningful basis upon which investors may evaluate us and our prospects. You should consider the risks and difficulties encountered by companies like ours in a new and rapidly evolving market. Our ability to sell products and the level of success, if any, we achieve depends, among other things, on the level of demand for Internet-related, professional IT services and software products in China, which are rapidly evolving.

   We extend warranties to our network solutions customers that expose us to potential liabilities.

   We customarily provide our customers with one to three year warranties, under which we agree to maintain the installed systems at no additional cost to our customers. The maintenance services cover both hardware and our proprietary and third party software products. Although we seek to arrange back-to-back warranties with hardware and software vendors, we have the primary responsibility to maintain the installed hardware and software. Our contracts do not have disclaimers or limitations on liability for special, consequential and incidental damages nor do we cap the amounts recoverable for damages. In addition, we do not currently maintain any insurance policy with respect to our exposure to warranty claims. Although to date we have not incurred any liability for special, consequential or incidental damages, failure of our installed projects to operate properly could give rise to substantial claims against us that in turn could materially and adversely affect us, particularly because our customers are primarily large telecommunication service providers.

   We sell our large systems integration projects on a fixed-price, fixed-time basis which exposes us to risks associated with cost overruns and delays.

   We sell substantially all our systems integration projects on a fixed-price, fixed-time basis. Failure to complete a fixed-price, fixed-time project within budget and the required time frame would expose us to cost overruns and penalties that could have a material adverse effect on our business, operating results and financial condition. In contracts with our customers, we typically agree to pay late completion fines up to 5% of the total contract value. In large scale Internet infrastructure projects, there are many factors beyond our control which could cause delays or cost overruns. In this event, we would be exposed to cost overruns and liable for late completion fines. A part of our network solutions business is installing Internet network hardware. If we are unable to obtain access to such equipment in a timely manner or on acceptable commercial terms, our business, particularly our relationships with our customers, may be materially and adversely affected.

   We may become less competitive if we are unable to develop or acquire new products or enhancements to our software products that are marketable on a timely and cost-effective basis.

   We continually develop new services and proprietary software products. Unexpected technical, operational, distribution or other problems could delay or prevent the introduction of one or more of these products or services or any products or services that we may plan to introduce in the future. Moreover, we cannot be sure that any of these products and services will achieve widespread market acceptance or generate incremental revenue.

   Our proprietary rights may be inadequately protected and there is a risk of weak law enforcement.

   Our success and ability to compete depend substantially upon our intellectual property rights, which we protect through a combination of copyright, trade secret law and trademark law. We have filed trademark applications with the United States Trademark Office and the Trademark Bureau of the State Administration of Industry and Commerce in China. We have also been granted copyrights by the State Copyright Bureau in China with respect to Internet-related software products although we have not applied for copyright protection elsewhere (including the United States). Despite these precautions, the legal regime protecting intellectual property rights in China is weak. Since the Chinese legal system in general and the intellectual property regime in particular is relatively weak, it is often difficult to enforce intellectual property rights in China. In addition, there are other countries where effective copyright, trademark and trade secret protection may be unavailable or limited, and the global nature of the Internet makes it virtually impossible to control the ultimate destination of our products.

   We do not own any patents and have not filed any patent applications, as we do not believe that the benefits of patent protection outweigh the costs of filing and updating patents for our software products. We enter into confidentiality agreements with our employees and consultants, and control access to and distribution of our documentation and other licensed information. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use our licensed services or technology without authorization, or to develop similar technology independently. Policing unauthorized use of our licensed technology is difficult and there can be no assurance that the steps taken by us will prevent misappropriation or infringement of our proprietary technology. In addition, litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others, which could result in substantial costs and diversion of our resources.

   We are exposed to certain business and litigation risks with respect to technology rights held by third parties.

   We currently and intend to increasingly license technology from third parties. As we introduce services that require new technology, we will probably need to license additional third party technology. We cannot provide assurance that these technology licenses will be available to us on commercially reasonable terms, if at all. Our inability to obtain any of these licenses could delay or compromise our ability to introduce new services. In addition, we may or may allegedly breach the technology rights of others and incur legal expenses and damages, which, in the aggregate, could be substantial.

   Year 2000 issues present technological risks which could expose us to liabilities and cause disruption to our software or installed systems and hurt sales of our software products.

   Year 2000 problems occur when computer systems and hardware and software products cannot distinguish 21st century dates from 20th century dates. This may result in software failures or the creation of erroneous results. In our network solution business, we integrate hardware from third party vendors and sell software products from third party licensors as well as our proprietary software products. Our proprietary software products sold on a stand-alone basis interact directly and indirectly with a number of other hardware and software systems. Despite investigation and testing by us, the systems installed by us and our proprietary software may contain errors or defects associated with Year 2000 date functions. We may not be able to identify all Year 2000 failures in hardware and software products supplied by third party vendors or in our proprietary software products because not all failures are within the scope of these tests.

   Any errors or defects relating to Year 2000 date functions that affect the operation of our software could result in:

  .  delay or loss of revenue;

  .  cancellation of customer contracts;

  .  diversion of development resources;

  .  damage to our reputation;

  .  increased service and warranty costs; and

  .  litigation costs.

   In addition, we use multiple software systems for our internal business purposes, including accounting, human resources, email, engineering development and testing tools, customer service and support, professional services and sales tracking applications. Any Year 2000 failures in our internal system could cause business disruption and hurt our reputation.

   While we have experienced no Year 2000 failures or errors to date since Year 2000 failures can be associated with any dates throughout year 2000, we expect our Year 2000 risks to continue through the end of 2000.

   Investors may not be able to enforce judgments by United States courts against us.

   AsiaInfo is incorporated in the State of Delaware. However, a majority of AsiaInfo's directors, executive officers and shareholders live outside the United States, principally in Beijing, China and Hong Kong. Also, all or most of our assets are located outside the United States. As a result, you may not be able to:

  . effect service of process upon us or these persons within the United States, or

  . enforce against us or these persons in United States courts judgments obtained in United States courts, including judgments relating to the federal securities laws of the United States.

   We do not intend to pay and may be restricted from paying dividends on our common stock.

   We have never declared or paid any dividends on our capital stock and we do not intend to declare any dividends. We currently intend to retain future earnings to fund growth. Furthermore, if we decide to pay dividends, foreign exchange and other regulations in China may restrict our ability to distribute retained earnings from China or convert these payments from Renminbi into foreign currencies. In addition, loan agreements and contractual arrangements we enter into in the future may also restrict our ability to pay dividends.

   The fact that our business is conducted in both U.S. Dollars and Renminbi may subject us to currency exchange rate risk due to fluctuations in the exchange rate between these two currencies.

   Substantially all of our revenues, expenses and liabilities are denominated in either U.S. dollars or Renminbi. As a result, we are subject to the effects of exchange rate fluctuations between these currencies. The contracts we enter into with our customers provide for price adjustments reflecting foreign exchange fluctuations; however, we cannot guarantee that future contracts will contain such provisions. As a result of the unitary exchange rate system introduced in China on January 1, 1994, the official bank exchange rate for conversion of Renminbi to U.S. dollars experienced a devaluation of approximately 50%. Since we report our financial results in U.S. dollars, any future devaluation of the Renminbi against the U.S. dollar may have an adverse effect upon our reported net income.

Risks Relating to the Industry

   The markets in which we sell our services and products are highly competitive and we may not be able to compete effectively.

   The information technology services market for Internet infrastructure in China is new and rapidly changing. Our competitors in the market mainly include domestic systems integrators such as Suntek and Aotian. Although we are a leading player in this market, there are many large multinational companies with substantial, existing information technology operations in other markets in China, such as IBM and Hewlett-Packard, that have significantly greater financial, technological, marketing and human resources. Should they decide to enter the information technology services market for Internet infrastructure, this could hurt our profitability and erode our market share.

   In the customer management and billing market, we compete with both international and local software providers. In the online billing segment, we compete primarily with Portal Software Inc. ("Portal") and Suntek, and in the wireless billing segment, we compete with more than ten local competitors. The messaging software sector is highly competitive. Our principal competitors in this sector are Software.com and Netease. Currently, due in part to a stringent approval system for providers of wireless billing software in China and competitive pricing offered by domestic companies, some multinational information technology companies have been deterred from entering this market. In view of the gradual deregulation of the Chinese telecommunications industry and China's pending entry into the WTO, we anticipate the entrance of new competitors into the customer management and billing software market.

   Our competitors, some of whom have greater financial, technical and human resources than us, may be able to respond more quickly to new and emerging technologies and changes in customer requirements or devote greater resources to the development, promotion and sale of new products or services. It is possible that competition in the form of new competitors or alliances, joint ventures or consolidation among existing competitors may decrease our market share. Increased competition could result in lower personnel utilization rates, billing rate reductions, fewer customer engagements, reduced gross margins and loss of market share, any one of which could materially and adversely affect our profits and overall financial condition. See "Business-- Competition."

Political, Economic and Regulatory Risks

   Political and economic policies of the Chinese government could affect our industry in general and our competitive position in particular.

   Since the establishment of the People's Republic of China in 1949, the Communist Party has been the governing political party in China. The highest bodies of leadership are the Politburo, the Central Committee and the National Party Congress. The State Council, which is the highest institution of government administration, reports to the National People's Congress and has under its supervision various commissions, agencies and ministries, including The Ministry of Information Industries, the telecommunications regulatory body of the Chinese government.

   Since the late 1970s, the Chinese government has been reforming the Chinese economic system. Although we believe that economic reform and the macroeconomic measures adopted by the Chinese government have had and will continue to have a positive effect on the economic development in China, there can be no assurance that the economic reform strategy will not from time to time be modified or revised. Such modifications or revisions, if any, could have a material adverse effect on the overall economic growth of China and investment in the Internet and the telecommunications industry in China. Such developments could reduce, perhaps significantly, the demand for our products and services. There is no guarantee that the Chinese government will not impose other economic or regulatory controls that would have a material adverse effect on our business. Furthermore, changes in political, economic and social conditions in China, adjustments in policies of the Chinese government or changes in laws and regulations could adversely affect our industry in general and our competitive position in particular.

   The failure of China to gain entry into the WTO could negatively impact the Chinese economy and our growth.

   Failure by China to join the WTO as expected could slow down China's economic growth and could result in lower than forecasted spending in the telecommunications sector in China, which in turn could adversely affect the demand for our products and services from our large customers.

   Uncertainties with respect to the Chinese legal system could adversely affect us.

   Our subsidiaries are wholly foreign owned enterprises, which are enterprises incorporated in China and wholly-owned by foreign investors. They are subject to laws and regulations applicable to foreign investment in China in general and laws applicable to wholly foreign owned enterprises in particular. The legislation and regulations over the past 20 years have significantly enhanced the protections afforded to various forms of foreign investment in China. However, since the Chinese legal system is still evolving, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit remedies available to us.

   Fluctuations in exchange rates could adversely affect the value of our shares.

   Substantially all our revenues and expenses relating to hardware sales are denominated in U.S. dollars, and substantially all our revenues and expenses relating to the service component of our network solutions business and software business are denominated in Renminbi. Although in general our exposure to foreign exchange risks should be limited, the value of your investment in our shares will be affected by the foreign exchange rate between the U.S. dollar and the Renminbi because the value of our business is effectively denominated in Renminbi, while the shares will be traded in U.S. dollars. Furthermore, a decline in the value of the Renminbi could reduce the U.S. dollar value of earnings from and our investment in our subsidiaries in China.

Risks Relating to the Shares

   There has been no public market for the common stock prior to this offering and therefore the price may fall below the public offering price.

   Prior to this initial public offering, there was no public market for any class of our capital stock, including the shares of the common stock being offered. The initial public offering price for our shares will be determined by negotiations between AsiaInfo and our underwriters. This price may not be indicative of the price at which our shares will trade following the offering. The market price of the common stock could fall below the initial public offering price. See "Underwriters."

   In addition, we cannot guarantee that an active trading market for our shares of the common stock will develop or, if it does develop, that it will be sustained following the completion of the offering.

   High technology and emerging market shares have historically experienced extreme volatility and may subject you to losses.

   The trading price of our shares may be subject to significant market volatility due to:

  .  investor perceptions of us and investments relating to China and Asia;

  .  developments in the Internet and telecommunications industries;

  . variations in our operating results from period to period due to project timing; and

  .  announcements of new products or services by us or by our competitors.

   In addition, the high technology sector of the stock market frequently experiences extreme price and volume fluctuations, which have particularly affected the market prices of many Internet and computer software companies and which have often been unrelated to the operating performance of these companies.

   Future sales of shares by our company or existing shareholders could cause the market price of our common stock to fall.

   If our stockholders sell substantial amounts of our common stock, including shares issued upon the exercise of outstanding options and warrants in the public market following this offering, the market price of our common stock could fall. Such sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. Upon completion of this offering, we will have outstanding 37,500,297 shares of common stock, based upon 25,548,144 shares outstanding as of January 31, 2000 and 6,952,153 shares of common stock issuable upon the automatic conversion of all outstanding shares of our convertible preferred stock upon the completion of this offering and the 5,000,000 Shares sold in this offering, assuming no exercise of the underwriters' over-allotment option and no exercise of outstanding options or warrants after January 31, 2000. Of these 37,500,297 shares, the 5,000,000 shares sold in this offering will be freely tradable. This leaves 32,500,297 shares eligible for sale in the public market beginning 180 days after the date of this prospectus subject in each case to restrictions on these sales. For a discussion of the lock-up provisions on our securityholders, see "Shares Eligible for Future Sale" and "Underwriters."

   A small number of shareholders will control us after this offering.

   After the offering, our seven largest shareholders, Warburg-Pincus Ventures, ChinaVest Group, Fidelity International and Intel Pacific, Inc., and their affiliates, as well as Edward Tian, one of our directors, James Ding, our Chief Executive Officer, and Louis Lau, our Chairman, in the aggregate, will control approximately 81% of our voting stock. As a result, these shareholders will be able to control all matters requiring shareholder approval, including election of directors and approval of significant corporate transactions, such as a sale of our assets and the terms of future equity financings. The combined voting power of our large shareholders could have the effect of delaying or preventing a change in control of AsiaInfo.

   We have substantial discretion as to how to use the proceeds from this offering and may apply the proceeds to uses that do not increase our profits or market value.

   Our management has broad discretion as to how to spend the proceeds from this offering and may spend these proceeds in ways with which our stockholders may not agree. We cannot predict that investment of the proceeds will yield a favorable or any return. See "Use of Proceeds."

   We are subject to anti-takeover provisions which could prevent a change of control of AsiaInfo and prevent you from realizing a premium on your investment.

   After this offering, the board of directors will have the authority to issue up to an additional 2,000,000 shares of preferred stock. Further, without any further vote or action on the part of the stockholders, the board of directors will have the authority to determine the price, rights, preferences, privileges and restrictions of the preferred stock. This preferred stock, if it is ever issued, may have preference over and harm the rights of the holders of common stock. Although the issuance of this preferred stock will provide us with flexibility in connection with possible acquisitions and other corporate purposes, this issuance may make it more difficult for a third party to acquire a majority of our outstanding voting stock.

   AsiaInfo currently has authorized the size of its board to be not less than three nor more than nine directors. The terms of the office of the seven-member board of directors have been divided into three classes: Class I, whose term will expire at the annual meeting of the stockholders to be held in 2000; Class II, whose term will expire at the annual meeting of stockholders to be held in 2001; and Class III, whose term will expire at the annual meeting of stockholders to be held in 2002. This classification of the board of directors may have the effect of delaying or preventing changes in control or management of AsiaInfo.

   We are subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, the statute prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date when the person became an interested stockholder unless, subject to exceptions, the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a "business transaction" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the stockholder. See "Description of Capital Stock."

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

   We have made forward-looking statements in this prospectus, all of which are subject to risks and uncertainties. Forward-looking statements contain information concerning our possible or assumed business success or future results of operations. Forward-looking statements include, but are not limited to, statements as to our expectations regarding:

  .  our future revenue opportunities;

  .  the future growth of our customer base;

  . our future expense levels, including research and development, sales and marketing and general and administrative expenses and amortization of goodwill and other intangibles;

  .  our future capital needs;

  .  the effect of the Year 2000 issues;

  .  our use of net proceeds; and

  .  future financial pronouncements.

   When we use words such as "believe," "expect," "anticipate" or similar words, we are making forward-looking statements.

   You should also be aware that the telecommunications industry and Internet studies and reports that we refer to in this prospectus also make forward-looking statements concerning, among other things, the future growth of the telecommunications industry, Internet usage and Internet applications for commercial and consumer purposes globally and in China. These industry studies and reports base their forward-looking statements on a number of different factors and assumptions, all of which are beyond our control, including the following:

  . a decrease in personal computer costs and growth in the installed base of personal computers in China;

  .  a decline in Internet access costs;

  . the number and types of devices that are able to access the Internet will increase, allowing greater accessibility to the Internet;

  . the Chinese government will continue to gradually deregulate the telecommunications sector and large state-owned telecommunications companies and Internet service providers will maintain present levels of or increase their investments; and

  . increasing investment in broadband network solutions and convergent communications, which combine voice, data, video and Internet services using IP technology.

   These industry studies and reports are also based on other assumptions, including assumptions that are specifically identified in the reports. All of these assumptions are subject to a high degree of uncertainty. One or more of these assumptions may turn out to be incorrect. Accordingly, actual developments in the China market may differ materially from the projections contained in these industry studies and reports. The telecommunications industry and Internet-related markets in China may not grow at the rates projected by these studies and reports.

   An investment in our securities involves risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of many factors, including those set forth in "Risk Factors" and elsewhere in this prospectus.

                                USE OF PROCEEDS

   We will receive net proceeds of approximately $87.3 million from the sale of shares of common stock offered by us, at an assumed initial public offering price of $19.00 per share, after deducting the estimated underwriting discounts and commissions and offering expenses payable by us.

   We currently intend to use the net proceeds of this offering primarily to:

  . fund increased working capital requirements for our Internet infrastructure and systems integration projects;

  . expand our software development efforts, including the addition of personnel;

  . fund capital expenditures, including further development of our technology and systems; and

  . facilitate possible acquisitions of and investments in related businesses.

   To the extent not so applied, we will use the remaining net proceeds for general corporate purposes.

   Pending these uses, the net proceeds will be invested in short-term, investment grade securities. We do not currently have any agreements with respect to any acquisitions, investments or similar transactions.

                                DIVIDEND POLICY

   We have never declared or paid any dividends on our capital stock. We do not intend to pay dividends on our shares of common stock. We intend to retain all future earnings, if any, for use in our business. Future cash dividends, if any, will be at the discretion of our board of directors and will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors as the board of directors may deem relevant. Any dividends we declare will be paid in U.S. dollars.

   As a holding company, our primary source of cash for the payment of dividends are distributions, if any, from our wholly-owned subsidiaries. Our wholly-owned subsidiaries were established in China and are able to make distributions of profits to us only if they satisfy certain conditions under Chinese law, including the satisfaction of tax liabilities, recovery of losses from previous years and mandatory contributions to statutory reserves. In addition, loan agreements and contractual arrangements we enter into in the future may also restrict our ability to pay dividends.

                                CAPITALIZATION

   The following table sets forth our cash, short-term debt and total capitalization as of December 31, 1999:

  .  on an actual basis; and

  . as adjusted to reflect (a) the conversion of all of our outstanding shares of convertible preferred stock into 6,952,153 shares of common stock upon the closing of this offering; and (b) the application of the net proceeds from the sale of 5,000,000 shares of common stock offered in this offering at an assumed initial public offering price of $19.00 per share, after deducting an assumed underwriting discount and estimated expenses.

   This table has been prepared on a basis consistent with our principal accounting policies as set out in our audited consolidated financial statements as of and for the year ended December 31, 1999 included elsewhere in this prospectus. You should read this table in conjunction with our consolidated financial statements and notes to consolidated financial statements included elsewhere in this prospectus.

                                                     As of December 31, 1999
                                                    ---------------------------
                                                                     As
                                                    Actual   Adjusted(/1/)(/2/)
                                                    -------  ------------------
                                                     (Amounts in thousands of
                                                          U.S. dollars)
Cash and cash equivalents ......................... $25,404       $113,056
                                                    =======       ========
Short-term debt.................................... $ 9,699       $  9,699
                                                    =======       ========
Stockholders' equity:
  Convertible preferred stock:
    Series A: 3,000,000 shares authorized $0.01 par
     value 2,160,864 shares issued and outstanding
     (aggregate liquidation value $18,000,000)..... $    22       $    --
    Series B: 5,000,000 shares authorized at
     December 31, 1999; $0.01 par value; 2,630,425
     shares issued and outstanding (aggregate
     liquidation value $20,000,000)................      26            --
    Common stock, 50,000,000 shares authorized
     $0.01 par value; shares issued and outstanding
     December 31, 1999: actual, 25,532,144, as
     adjusted, 37,484,297..........................     255            375
  Additional paid-in capital.......................  46,118        133,296
  Deferred stock compensation......................  (3,865)        (3,865)
  Accumulated deficit .............................  (2,765)        (2,765)
  Accumulated other comprehensive loss.............      (3)            (3)
                                                    -------       --------
      Total stockholders' equity...................  39,788        127,038
                                                    -------       --------
  Total capitalization ............................ $39,788       $127,038
                                                    =======       ========

--------
(1) The number of shares of common stock outstanding after this offering has been adjusted based on the number of shares outstanding as of December 31, 1999 and the automatic conversion of all outstanding shares of our convertible preferred stock into 6,952,153 shares of common stock upon the completion of this offering, but excludes (a) 8,891,811 shares of common stock underlying options granted under our stock option plans and outstanding as of December 31, 1999 at a weighted average exercise price of $2.99 per share, (b) 1,821,300 shares of common stock available for issuance upon the exercise of future grants under our stock option plans and (c) 40,000 shares of common stock issuable upon the exercise of outstanding warrants to purchase shares of common stock at an exercise price of $0.01 per share.
(2) There has been no material change to our cash, short-term debt and total capitalization since December 31, 1999 other than as set forth in this table.

                                   DILUTION

   Our pro forma net tangible book value as of December 31, 1999 was $35,485,538, or $1.09 per share of common stock. Pro forma net tangible book value per share is calculated by subtracting our total liabilities from our total tangible assets, which equals total assets less goodwill, and dividing this amount by the pro forma number of shares of common stock outstanding as of December 31, 1999, assuming the conversion of all outstanding shares of convertible preferred stock into shares of common stock upon the closing of this offering.

   This calculation excludes (a) 8,891,811 shares of common stock underlying options granted under our stock option plans and outstanding as of December 31, 1999; (b) 1,821,300 shares of common stock available for issuance upon the exercise of future grants under our stock option plans; and (c) 40,000 shares of common stock issuable upon the exercise of outstanding warrants to purchase shares of common stock.

   Assuming we sell 5,000,000 shares of common stock offered in this offering at an initial public offering price of $19.00 per share and the application of the estimated net proceeds from this offering, our pro forma net tangible book value as of December 31, 1999 would have been $122,735,538, or $3.27 per share of common stock. This represents an immediate increase in the pro forma net tangible book value of $2.18 per share to our existing stockholders and an immediate dilution in the pro forma net tangible book value of $15.73 per share to new investors purchasing shares in this offering. The following table illustrates this per share dilution:

   Assumed public offering price per share.......................       $19.00
    Pro forma net tangible book value per share as of December
     31, 1999.................................................... $1.09
    Pro forma increase in net tangible book value per share
     attributable to new investors...............................  2.18
                                                                  -----
   Pro forma net tangible book value per share after this
    offering.....................................................         3.27
                                                                        ------
   Pro forma dilution per share to new investors.................       $15.73
                                                                        ======

   The following table summarizes, on a pro forma basis described above as of December 31, 1999, the total number of shares of common stock purchased from us, the total consideration paid to us, and the average price per share paid by existing stockholders and by new investors in this offering.

                            Shares Purchased  Total Consideration
                           ------------------ -------------------- Average Price
                             Number   Percent    Amount    Percent   Per Share
                           ---------- ------- ------------ ------- -------------
Existing stockholders..... 32,484,297   86.7% $ 34,740,166   26.8%    $ 1.07
New investors.............  5,000,000   13.3% $ 95,000,000   73.2%    $19.00
                           ----------  -----  ------------  -----
  Total................... 37,484,297  100.0% $129,740,166  100.0%
                           ==========  =====  ============  =====

   As of December 31, 1999, there were outstanding options to purchase 8,891,811 shares of common stock under our stock option plans at a weighted average exercise price of $2.99 per share. See "Management--Stock Incentive Plans." If all outstanding options at December 31, 1999 were exercised there would be additional pro forma dilution to new investors of $0.05 per share based on the assumed offering price per share of $19.00. To the extent that any options are granted in the future are exercised there will be further dilution to new investors. See "Shares Eligible for Future Sale" and "Underwriters."

                     SELECTED CONSOLIDATED FINANCIAL DATA

   The following table sets forth our selected consolidated financial data. You should read this information together with our consolidated financial statements, the notes to those statements beginning on page F-1 of this prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. The selected consolidated balance sheet data and statements of operations data in the table below as of and for each of the years ended December 31, 1996, 1997, 1998 and 1999 have been derived from our audited consolidated financial statements. The selected consolidated statement of operations data for the year ended December 31, 1995 and the selected consolidated balance sheet data as of the same date are derived from our unaudited consolidated financial statements, which have been prepared on the same basis as our audited consolidated financial statements and contain normal recurring adjustments which are, in the opinion of management, necessary for a fair presentation of the results for such unaudited periods. Historical results are not necessarily indicative of the results to be expected in the future.

                                                   Years Ended December 31,
                          ------------------------------------------------------------------------------
                               1995            1996            1997            1998            1999
                          --------------  --------------  --------------  --------------  --------------
                            (Amounts in thousands of U.S. dollars except share and per share data)
Consolidated Statements
 of Operations Data:
Revenues:
 Network solutions......  $        1,799  $       14,781  $       36,509  $       41,964  $       53,786
 Software license.......              --             762             775           2,258           6,494
                          --------------  --------------  --------------  --------------  --------------
 Total revenues.........           1,799          15,543          37,284          44,222          60,280
                          --------------  --------------  --------------  --------------  --------------
Cost of revenues
 Network solutions......           1,253           9,098          29,551          32,188          41,959
 Software license.......              --              --               5               1               4
                          --------------  --------------  --------------  --------------  --------------
 Total cost of
  revenues..............           1,253           9,098          29,556          32,189          41,963
                          --------------  --------------  --------------  --------------  --------------
Gross profit............             546           6,445           7,728          12,033          18,317
                          --------------  --------------  --------------  --------------  --------------
Operating expenses
 Sales and marketing....              --             668             835           2,408           8,768
 General and
  administrative........           1,144           3,008           6,167           6,463           8,167
 Research and
  development...........              --             321             394           1,436           2,838
 Amortization of
  deferred stock
  compensation..........              --             262           1,045           1,045           3,508
                          --------------  --------------  --------------  --------------  --------------
 Total operating
  expenses..............           1,144           4,259           8,441          11,352          23,281
                          --------------  --------------  --------------  --------------  --------------
Operating Income
 (loss).................            (598)          2,186            (713)            681          (4,964)
Other income (expense),
 net....................              --              35              31             477             352
Income tax expense
 (benefit)..............              10              69             267            (256)            383
Minority interests in
 (income) loss of
 consolidated
 subsidiaries...........              30            (482)            567             122              84
Equity in loss of
 affiliate..............              --              --              --              --             (35)
                          --------------  --------------  --------------  --------------  --------------
Net income (loss).......            (578) $        1,670  $         (382) $        1,536  $       (4,946)
                          ==============  ==============  ==============  ==============  ==============
Net income (loss) per
 share:
 Basic..................  $        (0.05) $         0.12  $        (0.03) $         0.11  $        (0.34)
                          ==============  ==============  ==============  ==============  ==============
 Diluted(/1/)...........  $        (0.05) $         0.10  $        (0.03) $         0.05  $        (0.34)
                          ==============  ==============  ==============  ==============  ==============
Shares used in
 computation:
 Basic..................      12,273,628      13,530,000      13,530,000      13,616,412      14,630,145
                          ==============  ==============  ==============  ==============  ==============
 Diluted(/1/)...........      12,273,628      15,999,133      13,530,000      31,765,534      14,630,145
                          ==============  ==============  ==============  ==============  ==============
Pro forma net loss per
 share(/2/):
 Basic..................                                                                  $        (0.25)
                                                                                          ==============
 Diluted................                                                                  $        (0.25)
                                                                                          ==============
Shares used in pro forma
 computation(/2/):
 Basic..................                                                                      19,611,406
                                                                                          ==============
 Diluted................                                                                      19,611,406
                                                                                          ==============

                                             Years Ended December 31,
                                    ------------------------------------------
                                     1995    1996     1997     1998     1999
                                    ------- ------- -------- -------- --------
                                      (Amounts in thousands of U.S. dollars)
Additional Data:
Total revenues net of hardware
 costs............................. $ 1,051 $ 6,877 $ 11,684 $ 19,286 $ 25,221

                              As of December 31,        As of December 31, 1999
                         ------------------------------ ------------------------
                          1995    1996   1997    1998   Actual  As Adjusted(/3/)
                         ------  ------ ------- ------- ------- ----------------
                                 (Amount in thousands of U.S. dollars)
Consolidated Balance
 Sheet Data:
Cash and cash
 equivalents............ $1,732  $2,221 $24,066 $ 9,749 $25,404     $113,056
Total current assets....  3,747   8,325  36,131  42,805  64,772      152,022
 Total assets...........  3,787   9,227  37,085  45,359  71,427      158,677
Total liabilities
 (excluding minority
 interests).............  4,089   6,429  20,008  26,048  31,639       31,639
Total stockholders'
 equity (deficit).......   (567)  1,333  16,179  19,247  39,788      127,038

--------
(1) In 1997 and 1999, the diluted net loss per share computation excludes shares of common stock issuable under stock option plans, upon the exercise of warrants and upon the automatic conversion of our convertible preferred stock which, if included, would have an antidilutive effect on the net loss reported in these periods. See note 11 of Notes to Consolidated Financial Statements for a detailed explanation of the determination of the shares used in computing basic and diluted net income
    (loss) per share.
(2) The pro forma net loss per share calculations reflect the automatic conversion of all outstanding shares of convertible preferred stock into shares of common stock upon the closing of this offering as if the closing occurred on January 1, 1999 or the date convertible preferred stock was issued if the issuance had occurred after January 1, 1999.

(3) Consolidated balance sheet data, as adjusted, assume (a) the sale of 5,000,000 shares of common stock offered by AsiaInfo hereby at an initial public offering price of $19.00 per share and after deducting the underwriting discount and estimated offering expenses and (b) the conversion of all outstanding shares of our convertible preferred stock into 6,952,153 shares of common stock as of the closing of this offering as if the closing occurred on December 31, 1999. Excludes (a) 8,891,811 shares of common stock underlying options granted under our stock option plans and outstanding as of December 31, 1999 at a weighted average exercise price of $2.99 per share, (b) 1,821,300 shares of common stock available for issuance upon the exercise of future grants under our stock option plans and (c) 40,000 shares of common stock issuable upon the exercise of outstanding warrants to purchase shares of common stock at an exercise price of $0.01 per share.

   On April 5, 1999 the Company acquired AI Zhejiang. If the acquisition had occurred on January 1, 1999 the pro forma statement of operations data for the year ended December 31, 1999 would have been; total revenues -- $60,485,110, gross profit -- $18,305,163, operating loss -- $5,577,873 and loss per share, basic and diluted -- $0.38. This data should be read in conjunction with the Unaudited Pro Forma Financial Information and the note thereto included on pages F-37 and F-38.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
               OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

   The following discussion and analysis should be read in conjunction with the financial statements and the related notes included elsewhere in this prospectus. The following discussion contains forward-looking statements within the meaning of federal securities law. Such statements can be identified by the use of forward-looking terminology such as "may," "will," "expect," "anticipate," "estimate," "continue" or other similar words. These statements discuss future expectations, contain projections of results of operations or of financial condition or state other "forward-looking" information. Although the management believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, certain factors such as rapid changes in the markets in which we compete or general economic conditions might cause a difference between actual results and such forward-looking statements. When considering such forward-looking statements, prospective investors should consider the "Risk Factors" and other cautionary statements in this prospectus.

General

   We are a leading provider of Internet-related, IT professional services and software products in China. We offer total network solutions and proprietary software to meet our customers' Internet and telecommunications infrastructure and operating needs. We offer these services in the context of total solutions, which include systems integration and customization of our proprietary and third party software. This total solutions approach is favored by customers in the China market. We have historically sold our software products as a part of our network solutions projects, but we are increasingly selling these products on a stand-alone basis.

   We commenced operations in 1993 as an Internet content provider. We moved our operations from Texas to China in 1995 and began generating significant network solutions revenues in 1996 and significant software product revenues in 1998. While we source hardware for our customers through our U.S. parent company, AsiaInfo Holdings, Inc., we conduct the bulk of our business through our two wholly-owned operating subsidiaries, each of which is a Chinese company. We expect our business to continue to evolve as the Internet and telecommunications markets in China change and expand. In particular, we are investing substantial personnel and financial resources to expand our software business, which we expect to account for a significantly greater portion of our revenues and operating expenses than in the past. For these reasons, our historical financial data may not be a meaningful basis for you to evaluate us and our prospects.

   On April 5, 1999, we acquired AI Zhejiang, a leading Chinese producer of wireless customer management and billing software. The acquisition reflects our strategy to expand the scope and size of our software operations. AI Zhejiang was one of the earliest entrants in the market for wireless customer management and billing software. With 7 million licensed users as of December 31, 1999, we believe that we have become a leading provider of wireless customer management and billing software in China. We acquired AI Zhejiang for $2 million cash and issuance of 437,500 shares of common stock to AI Zhejiang's senior management for their past services. A wholly-owned subsidiary of AsiaInfo, AI Zhejiang's financial results are consolidated in our financial statements for the year ended December 31, 1999 included in this prospectus. For historical financial information regarding AI Zhejiang, see its separate financial statements as of and for the years ended December 31, 1997 and 1998 included in this prospectus.

   Sales to various entities of the China Telecom system amounted to approximately 98%, 98% and 84% of total revenues in 1997, 1998 and 1999, respectively. The various provincial entities of the China Telecom system are separate legal entities and generally make purchasing decisions independent of the Directorate General of Telecommunications, which is headquartered in Beijing. During the years ended December 31, 1997, 1998 and 1999, certain provincial entities of the China Telecom system represented more than 10% of our total revenues. In 1997, two provincial entities accounted for 20% and 12%, respectively, of total revenues. In 1998, three provincial subsidiaries accounted for 27%, 20% and 13%, respectively, of total revenues. In 1999, two provincial entities of the China Telecom system accounted for 29% and 17%, respectively, of total revenues. In addition, China Unicom accounted for 14% of total revenues in 1999. At December 31, 1999, approximately 87% of our backlog was attributable to orders placed by various entities of the China Telecom system and China Unicom.

Revenues

   Our total revenues have grown from $15.5 million in 1996 to $44.2 million in 1998 and $60.3 million in 1999. We generate our revenues from our two principal business lines: network solutions and proprietary software products. Software products have accounted for an increasing portion of our total revenues, increasing from 2.1% of total revenues in 1997 to 10.8% of total revenues in 1999. We expect that software products will account for a growing portion of our future revenues.

   Backlog. Most of our revenues are derived from customers orders under separate binding contracts for hardware and systems integration services. These contracts constitute our backlog at any given time. Revenue for hardware, system integration services and software products are recognized during the course of the project, explained in more detail below. Our backlog at December 31, 1999 was $33.1 million, approximately 79% of which related to network solutions orders and 21% related to software orders. The total backlog at December 31, 1998 was $21.4 million, approximately 83% of which related to network solutions orders and 17% related to software orders. This change in proportion reflects the continuing growth in the contribution by our software business to our overall revenues.

   Network solutions revenues. Network solutions revenues consist of hardware sales for equipment procured by us on behalf of our customers from hardware vendors and services for planning, design, systems integration, training and customization of our proprietary and third party software. Network solutions revenues also include fees that we earn under service contracts to maintain and upgrade installed software.

   We procure for and sell hardware to our customers as part of our total solutions strategy. We minimize our exposure to hardware risks by sourcing equipment from hardware vendors against back-to-back orders and letters of credit from our customers. We believe that as the Internet-related market in China develops, our customers will increasingly purchase hardware directly from hardware vendors and pay us separately for the full value of our professional services.

   Although we account for our network solutions revenues on a gross basis that includes hardware sales, we manage our business internally based on total revenues net of hardware costs, which is consistent with our strategy to increasingly focus on providing our customers high value IT professional services while gradually outsourcing lower end services such as hardware installation. The foregoing strategy may result in lower growth rates for total revenues as against prior periods but will not adversly impact revenues net of hardware costs. The following table shows our revenue breakdown by business line on this basis:

                                                   Year Ended December 31,
                                                   ----------------------------
                                                   1995  1996  1997  1998  1999
                                                   ----  ----  ----  ----  ----
Business Line
-------------
Network solutions net of hardware costs........... 100%   89%   93%   88%   74%
Software license.................................. --     11%    7%   12%   26%
                                                   ---   ---   ---   ---   ---
  Total revenues net of hardware costs............ 100%  100%  100%  100%  100%
                                                   ===   ===   ===   ===   ===

   We generally charge a fixed price for our network solutions projects. Revenue is recognized based on the percentage of completion of the project as measured by the cost recognized for the project. There are three key milestones in the life of a network solutions project. The first milestone occurs when the hardware is delivered, which is usually between three and four months after signing the contract. The majority of revenues associated with a project are recognized at this milestone, since hardware costs, which account for the bulk of costs in a project, are recognized at the time of hardware delivery. The second milestone is at primary acceptance, which usually occurs around five months after hardware delivery. Most of the remaining revenues in a contract are recognized between hardware delivery and primary acceptance, as most of the professional services are delivered during this period and their costs are recognized as incurred. The third milestone is project acceptance, which occurs when the customer agrees that we have satisfactorily completed all our work for the project. We recognize the balance of revenues for a project during the final period leading up to the last milestone, which typically occurs around three months after primary acceptance but sometimes later. A portion of total network solutions revenues also consists of fees for training services, the revenues from which are recognized as the training is performed.

   Since a large part of the cost of a network solutions project usually relates to hardware procurement, the timing of hardware delivery can cause our quarterly revenues to fluctuate significantly. Our quarterly results are also subject to fluctuations because a significant part of our network solutions revenues are derived from a limited number of large contracts.

   The foregoing revenue recognition policies result in our recognizing certain revenues even though we are not due to receive the corresponding cash payment due under the contract. In the case of hardware sales, the customer typically holds back around 10% and occasionally a higher percentage of the hardware contract amount at the time of delivery. In the case of services, while there may be some down payment, most of the revenue becomes billable at the time of primary acceptance. The unpaid amounts for hardware and services become payable at the time of final project acceptance, when payment of all unpaid contract amounts is due. When we recognize revenues for which payments are not yet due, we book unbilled accounts receivable until the corresponding amounts become payable.

   Software license revenues. Software license revenues consist of fees received from customers for licenses that allow them to use our products in perpetuity up to a specified maximum number of users. The customer must purchase additional user licenses from us when the number of users exceeds the previously licensed limit. Substantially all our software revenues are derived from our IP billing, wireless customer management and billing, and messaging software products. We recognize substantially all software license revenues over the installation and customization period and the balance upon final acceptance by the customer.

Cost of Revenues

   Network solutions costs. Network solutions costs consist primarily of third party hardware costs, compensation and travel of the professionals involved in designing and implementing projects, and hardware warranty costs.

   We recognize hardware costs in full upon delivery of the hardware to our customers. In order to minimize our working capital requirements, we generally obtain from our hardware vendors payment terms that are timed to permit us to receive payment from our customers for the hardware before our payments to hardware vendors are due. However, in certain recent large projects, we obtained less favorable payment terms from our customers, thereby increasing our working capital requirements.

   We recognize compensation and travel costs for project professionals as incurred. We accrue hardware warranty costs when hardware revenue is recognized upon final acceptance. We obtain manufacturers' warranties for hardware we sell which cover a portion of the warranties that we give to our customers. We currently accrue 1% of hardware sales to cover potential warranty expenses. This estimate of warranty cost is based on our current experience of contracts whose warranty period has expired. See "Risk Factors-- We extend warranties to our network solutions customers that expose us to potential liabilities."

   Software license costs. Software license costs consist primarily of packaging and written manual expenses. Software license costs are negligible, since most of the costs associated with creating and enhancing software are classified as research and development under operating expenses.

   Operating expenses. Operating expenses are comprised of sales and marketing expenses, research and development expenses, general and administrative expenses and amortization expenses of deferred stock compensation.

   Research and development expenses relate almost entirely to the development of new software and the enhancement and upgrading of existing software. We expense these costs as they are incurred. With the acquisition of AI Zhejiang in 1999, our research expenses increased significantly both in absolute terms and as a percentage of sales. As we expand our software business, we expect these expenses to continue to increase significantly.

   Operating expenses (as well as network solution costs, excluding hardware) consist for the most part of compensation expenses. These overall costs have risen as we expanded and hired new personnel. In 1998, we undertook a comprehensive review of human resource policies, including salaries paid by leading multinational IT companies operating in China. This review resulted in a special increase in salaries for most of our employees to bring their compensation to market levels. We do not foresee the need to make similar increases at least in the near term, but we may be required to do so from time to time.

   We provide many of our employees, directors and consultants with stock options. We have granted a number of options with exercise prices below the fair market value of the related shares at the time of grant, most of which were issued prior to 1997. The Company does not, however, intend to issue options below fair market value in the future. Therefore, our deferred compensation expenses have been significantly higher historically than we expect them to be in future years. The difference between the exercise price and the fair market value of the related shares is amortized over the vesting period of the options and reflected on our income statement as amortization of deferred stock compensation. Deferred stock compensation for options issued to employees arises because the fair market value of the stock is greater than the exercise price at the measurement date. Such deferred compensation expense is charged to earnings over the vesting period of the option. Deferred stock compensation also generally arises when options are granted to non-employees. See note 16 in our consolidated financial statements included in this prospectus.

   We provide bad debt provisions for accounts receivable balances based on management's assessment of the recoverability of revenues on a project-by-project basis. Because of the generally high creditworthiness of the leading Chinese telecommunications service providers who are our major customers, we do not believe that we are exposed to significant bad debt risk. Generally a majority of our accounts receivable are paid within 90 days of billing.

Income Taxes

   Except for hardware sales, we conduct substantially all our business through our Chinese subsidiaries. Our Chinese subsidiaries are generally subject to a 30% state corporate income tax and a 3% local income tax. AI Technology, one of our subsidiaries, is classified as a "high technology" company and as such, is currently entitled to preferential treatment under Chinese tax law. AI Technology operates free of Chinese state corporate income tax for three years, beginning with the first profitable year, and is entitled to a 50% tax reduction for the subsequent three years. The tax holiday for AI Technology expired on December 31, 1998 and the 50% tax reduction expires on or before December 31, 2001. However, since AI Technology is located in the Beijing New Technology Industry Development Zone, it benefits from preferential tax treatment in the form of a further 50% reduction on the applicable state corporate income tax and an exemption from the 3% local income tax. In 1999, the effective corporate income tax rate applicable to AI Technology was 7.5%. Changes in Chinese tax laws may adversely affect our future operations. AI Zhejiang has yet to be qualified as a high-technology or new technology enterprise and is currently subject to the 33% corporate income tax rate. We have historically generated losses which have resulted in aggregate tax loss carry forwards of $339,000 as of December 31, 1999 which will expire between 2000 and 2003.

   The Company is also subject to US income taxes on its procurement activities in the U.S. At December 31, 1999, we had tax loss carry forwards of approximately $1.5 million which will expire in 2018 and 2019.

   Sales of hardware in China are subject to a 17% value added tax. Most of our hardware sales are made through our U.S. parent company and thus are not subject to the value added tax. Sales of software and services are subject to a 6% and 5% value added tax and business tax, respectively. We effectively pass these taxes through to our customers and do not include them in revenues reported in our financial statements.

Foreign Exchange

   Substantially all our revenues and expenses relating to hardware sales are denominated in U.S. dollars, and substantially all our revenues and expenses relating to the service component of our network solutions business and software business are denominated in Renminbi. Although in general, our exposure to foreign exchange risks should be limited, the value of your investment in our shares will be affected by the foreign exchange rate between the U.S. dollars and Renminbi because the value of our business is effectively denominated in Renminbi, while the shares will be traded in U.S. dollars. Furthermore, a decline in the value of Renminbi could reduce the U.S. dollar equivalent of the value of the earnings from and our investment in our subsidiaries in China. We incur a limited amount of U.S. dollar debt outside China.

Consolidated Results of Operations

   The following table sets forth the consolidated statement of operations data for the periods indicated as a percentage of total revenues:

                                                            Year Ended
                                                           December 31,
                                                         ---------------------
                                                         1997    1998    1999
                                                         -----   -----   -----
Revenues:
 Network solutions......................................  97.9 %  94.9 %  89.2 %
 Software license.......................................   2.1     5.1    10.8
                                                         -----   -----   -----
Total revenues.......................................... 100.0   100.0   100.0
Cost of revenues........................................  79.3    72.8    69.6
                                                         -----   -----   -----
Gross profits...........................................  20.7    27.2    30.4
                                                         -----   -----   -----
Operating expenses:
 Sales and marketing....................................   2.2     5.5    14.5
 Research and development...............................   1.1     3.2     4.7
 General and administrative.............................  16.5    14.6    13.6
 Deferred stock compensation expense....................   2.8     2.4     5.8
                                                         -----   -----   -----
Total operating expenses................................  22.6    25.7    38.6
                                                         -----   -----   -----
Operating profit (loss).................................  (1.9)    1.5    (8.2)
Net other income........................................   0.1     1.1     0.6
Income tax expense (benefit)............................   0.7   (0.6)     0.6
Minority interest.......................................   1.5     0.3     0.1
Equity in loss of affiliate.............................    --      --    (0.1)
                                                         -----   -----   -----
Net income (loss).......................................  (1.0)%   3.5 %  (8.2)%
                                                         =====   =====   =====

   Year Ended December 31, 1999 Compared to Year Ended December 31, 1998.

   Revenues. Total revenues increased 36.3% to $60.3 million in 1999 from $44.2 million in 1998. Network solutions accounted for $11.8 million of this increase, primarily due to a greater number of projects in progress. Software revenues accounted for the balance of the increase in total revenues. The growth in software revenues reflected greater demand for our products and faster development and installation of our products. AI Zhejiang, which was acquired by us in April 1999, contributed revenues of $3.2 million, a large part of which related to software license revenues.

   Cost of revenues. Our cost of revenues increased 30.4% to $42.0 million in 1999 from $32.2 million in 1998, primarily due to the overall expansion of our business and increased salary costs for our systems integration and design engineering personnel. The Company periodically reviews its warranty cost estimates based on historical data and in 1999 costs of revenues were reduced by $1.2 million as a result of a revision to warranty cost estimates in line with our historical experience, primarily contracts whose warranty period had expired in 1999. Gross profit as a percentage of revenues increased from 27.2% in 1998 to 30.4% in 1999, primarily due to the foregoing revision to warranty cost estimates.

   Operating expenses. Operating expenses increased 105.1% to $23.3 million in 1999 from $11.4 million in 1998, primarily due to the overall expansion of our business, costs associated with the acquisition of AI Zhejiang and higher operating expenses resulting from the comprehensive review of human resource policies discussed above. Of this amount, AI Zhejiang contributed operating expenses of $1.4 million. Operating expenses as a percentage of revenues increased from 25.7% to 38.6% primarily due to increased investment in sales and marketing and research and development personnel to drive the future growth of the business.

   Sales and marketing expenses increased 264.1% to $8.8 million in 1999 from $2.4 million in 1998 primarily as a result of the implementation of new marketing activities, the hiring of additional personnel, higher compensation levels and the effect of the acquisition of AI Zhejiang.

   Research and development expenses increased 97.7% to $2.8 million in 1999 from $1.4 million in 1998 primarily due to increased spending associated with the expansion of our software business, principally increased salary costs of $614,000 and the effect of the acquisition of AI Zhejiang amounting to $542,000.

   General and administrative expenses increased 26.4% to $8.2 million in 1999 from $6.5 million in 1998 primarily due to an increase in the amortization of goodwill resulting from the acquisition of AI Zhejiang and an increase in provisions for bad debts. The amortization of goodwill resulting from the acquisition of AI Zhejiang was $691,000 in 1999. The Company experienced collection problems under a contract with the Heilongjiang Provincial Telecommunications Authority and a provision of approximately $514,000 was made in 1999 to reduce the receivable to the Company's estimate of the recoverable amount.

   Amortization of deferred stock compensation increased from $1.0 million in 1998 to $3.5 million in 1999 as a result of the recognition of expense in 1999 for options accounted for as variable awards.

   Other income and expenses. Other income and expenses, consisting primarily of net interest income and expense, decreased from income of $478,000 in 1998 to income of $352,000 in 1999 primarily due to lower interest rates on cash deposits and higher levels of bank debt.

   Other. Income taxes increased from a tax benefit of approximately $256,000 in 1998 to a tax expense of approximately $383,000 in 1999 primarily due to an increase in taxable income generated by our Chinese subsidiaries.

   Minority interest. In 1999, minority interest represented the Company's minority interest in AI Data through August 1999, when AI Data ceased to be a consolidated subsidiary. AI Data was consolidated as a majority owned subsidiary for the entire year of 1998.

   Year Ended December 31, 1998 Compared to Year Ended December 31, 1997

   Revenues. Total revenues increased 18.6% from $37.3 million in 1997 to $44.2 million in 1998 primarily due to a greater number of projects in progress. Growth in software sales from 2% of total revenues in 1997 to 5% of total revenues in 1998 also contributed to the increase.

   Cost of revenues. Our cost of revenues increased 8.9% from $29.6 million in 1997 to $32.2 million in 1998, primarily due to growth of our business. Gross profit as a percentage of revenues increased from 20.7% in 1997 to 27.2% in 1998, primarily due to a decrease in the share of third party hardware in total revenues from 69%. to 56%.

   Operating expenses. Operating expenses increased 34.5% from $8.4 million in 1997 to $11.4 million in 1998 primarily due to higher levels of business activity, including personnel compensation, purchase of office equipment, lease expenses and costs related to the establishment of representative offices. Operating expenses as a percentage of revenues increased from 22.6% to 25.7% primarily because of higher levels of sales and marketing and research and development activities associated with the ramping up of our business.

   Sales and marketing expenses increased 188.3% from $835,268 in 1997 to $2.4 million in 1998 primarily as a result of new marketing activities, higher levels of compensation, travelling costs and selling costs associated with the growth of our business. Research and development expenses increased 264.8% from $393,468 in 1997 to $1.4 million in 1998 as a result of increased investment to expand our software business, primarily in the form of increased compensation expenses. General and administrative expenses increased 4.8% from $6.2 million in 1997 to $6.5 million in 1998. We were able to realize significant revenue growth in 1998 over 1997 without substantially increasing the number of administrative personnel and their compensation costs.

   Income (loss) before taxes and minority interest. Due to the foregoing factors, income before taxes and minority interest increased from a loss of approximately $682,000 in 1997 to approximately $1.2 million in 1998.

   Other. Income taxes decreased from a tax expense of approximately $267,000 in 1997 to a tax benefit of approximately $256,000 in 1998 primarily due to tax losses of our subsidiaries in China.

   Minority interest. Minority interest in loss of consolidated subsidiaries decreased from $567,000 in 1997 to $122,000 in 1998, due primarily to the effect of the Company's acquisition of the remaining 45% in AI CTC in February 1998.

Selected Unaudited Quarterly Combined Results of Operations

   The following table sets forth unaudited quarterly statements of operations data for the four quarters ended December 31, 1998 and 1999. We believe this unaudited information has been prepared substantially on the same basis as the annual audited combined financial statements appearing elsewhere in this prospectus. We believe this data includes all necessary adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation. You should read the quarterly data together with the consolidated financial statements and the notes to those statements appearing elsewhere in this prospectus. The consolidated results of operations for any quarter are not necessarily indicative of the operating results for any future period. We expect that our quarterly revenues may fluctuate significantly.

                                                             Three Months Ended
                         --------------------------------------------------------------------------------------------
                         March 31, June 30, September 30, December 31, March 31, June 30,  September 30, December 31,
                           1998      1998       1998          1998       1999      1999        1999          1999
                         --------- -------- ------------- ------------ --------- --------  ------------- ------------
                                             (Amounts in thousands of U.S. Dollars)
Revenues:
  Network solutions.....  $5,119    $7,054     $5,150       $24,640     $ 3,900  $17,921      $21,852      $10,113
  Software license......     453       250      1,194           360       1,348    1,625        1,669        1,852
                          ------    ------     ------       -------     -------  -------      -------      -------
Total revenues..........   5,572     7,304      6,344        25,000       5,248   19,546       23,521       11,965
Cost of revenues........  (3,940)   (5,333)    (4,437)      (18,479)     (3,445) (13,869)     (16,221)      (8,428)
                          ------    ------     ------       -------     -------  -------      -------      -------
Gross profit............   1,632     1,971      1,907         6,521       1,803    5,677        7,300        3,537
                          ------    ------     ------       -------     -------  -------      -------      -------
Operating expenses:
  Sales and marketing...    (301)     (469)      (654)         (985)     (1,095)  (1,426)      (2,347)      (3,900)
  General and
   administrative.......    (996)   (1,326)    (1,331)       (2,811)     (1,751)  (1,842)      (2,794)      (1,780)
  Research and
   development..........    (157)     (299)      (403)         (576)       (419)    (679)        (895)        (845)
  Deferred stock
   compensation
   expense..............    (261)     (261)      (261)         (261)       (589)    (373)      (1,848)        (698)
                          ------    ------     ------       -------     -------  -------      -------      -------
Total operating
 expenses...............  (1,715)   (2,355)    (2,649)       (4,633)     (3,854)  (4,320)      (7,884)      (7,223)
                          ------    ------     ------       -------     -------  -------      -------      -------
Operating income
 (loss).................     (83)     (384)      (742)        1,888      (2,051)   1,357         (584)      (3,686)
Net interest income
 (expenses).............     139        92         57            76          47      (21)          22          162
Other income, net            103        74         49          (113)        183       (9)         149         (181)
                          ------    ------     ------       -------     -------  -------      -------      -------
Income (loss) before
 tax....................     159      (218)      (636)        1,851      (1,821)   1,327         (413)      (3,705)
Income tax expense
 (benefit)..............    (141)     (295)      (163)          343          70      106          121           86
                          ------    ------     ------       -------     -------  -------      -------      -------
Income (loss) before
 minority interest......     300        77       (473)        1,508      (1,891)   1,221         (534)      (3,791)
Minority interest.......      32        45         11            35          32       31           21
Equity in loss of
 affiliate..............      --        --         --            --          --       --           (9)         (26)
                          ------    ------     ------       -------     -------  -------      -------      -------
Net income (loss).......  $  332    $  122     $ (462)      $ 1,543     $(1,859) $ 1,252      $  (522)     $(3,817)
                          ======    ======     ======       =======     =======  =======      =======      =======

   Although actual results from year to year can vary considerably, particularly as our company grows, we believe that our business is subject to a certain degree of seasonality. In particular, orders tend to be slow in the first quarter because of two major Chinese holidays during this period, including the Chinese Lunar New Year. In addition, the Chinese government conducts its internal budgetary review and allocation process during this period, which has the effect of delaying project commitments by our customers.

   Our revenues and operating results can vary significantly from quarter to quarter due to a number of factors. In particular, our business is characterized by limited numbers of large projects. As discussed above, the majority of revenues for a project are recognized at the point of hardware delivery. Thus, in any given quarter, we may recognize exceptionally large or exceptionally small amounts of revenue, depending on the timing of hardware delivery and size of the project. For a further discussion of the potential variation in quarterly revenues, see "Risk Factors--The unpredictability of our quarterly results may adversely affect the trading price of our common stock."

Liquidity and Capital Resources

   Our capital requirements relate primarily to financing working capital requirements for hardware sales and costs associated with the expansion of the business, such as research and development and sales and marketing expenses. We have historically financed our working capital and other financing requirements through careful management of our network solutions billing cycle, shareholder investments and, to a limited extent, bank loans. However, we anticipate that our working requirements will increase in the future.

   In 1997, we raised working capital through the issuance of $14.0 million of convertible preferred stock in a private placement. In August 1999, we raised an additional $20.0 million through the issuance of additional shares of convertible preferred stock. Total contributed shareholder capital at December 31, 1999 was $46.4 million.

   By successfully reducing the duration of our accounts receivable we have been able to significantly increase our revenue in 1999 without significantly increasing our working capital requirements.

   We have a $5.0 million working capital line of credit with the Bank of China's New York branch and lines of credit totalling $4.3 million with local Chinese banks in the People's Republic of China, secured by bank deposits of $5.0 million. We have borrowed $2.5 million under these lines of credit. As of December 31, 1999, we had available a total of $6.8 million under these lines. In addition, as of December 31, 1999 we had borrowings of $7.2 million, secured by bank deposits of an equal amount, from local banks. The lines of credit and loans carry interest ranging from 5.85% to 7.03% per annum and are repayable within one year.

   As our business continues to expand, we expect our working capital requirements to grow and we will need to raise additional working capital. We currently anticipate that the net proceeds of this offering, together with available funds and cash flows generated from operations and with the proceeds of our private placements, will be sufficient to meet our anticipated needs for working capital, capital expenditures and business expansion through 2000. Thereafter, we may need to raise additional funds. We may need to raise additional funds sooner, however, in order to fund more rapid expansion and acquisitions, to develop new or enhanced services or products, to respond to competitive pressures to compete successfully for larger projects involving higher levels of hardware purchases or otherwise if our business grows more rapidly than we currently predict. We plan to raise additional funds, if necessary, through new issuances of shares of our equity securities, either through one or more offerings to the general public, private placements to accredited investors, or credit facilities extended by lending institutions.

   Our ability to pay dividends depends in part on dividends we receive from our operating subsidiaries in China. If we decide to pay dividends, foreign exchange and other regulations in China may restrict our ability to distribute retained earnings from our operating subsidiaries in China or convert these payments from Renminbi into foreign currencies.

Market Risk

   We are exposed to interest-rate risk primarily associated with underlying liabilities. To date, we have not entered into any types of derivatives to hedge against interest-rate changes, nor do we speculate in foreign currency. Since substantially all our revenues and expenses relating to hardware sales are denominated in U.S. dollars, and substantially all our revenues and expenses relating to the service component of our network solutions business and software business are denominated in Renminbi, we do not have significant exposure to either U.S. dollar or Renminbi, thus it is not necessary to hedge our exposures to either currency.

   We have historically been exposed to market risk through changing interest rates. Our principal sources of short term, debt financing has been the lines of credit and short term loans described above under "Liquidity and Capital Resources."

   Following the completion of this offering, our primary exposure to interest-rate risk will relate to the foregoing lines of credit and short-term loans.

Impact of Year 2000

   Many existing computer systems use only two digits to identify a year. These programs were designed and developed without addressing the impact of the upcoming change in the century. If not corrected, many computer software applications could fail or create erroneous results by, at or beyond the year 2000. We may realize exposure and risk if the systems on which we are dependent to conduct our operations are not Year 2000 compliant.

   We have conducted a limited review of the products for which we currently provide maintenance, including certain previous versions of our software products. This review included a search of the software code, and we believe that we have identified all instances where date specific information is required. Based on this limited review, we believe the produces for which we currently provide maintenance and support, when configured, maintained and used in accordance with the documentation, correctly recognize Year 2000 date code and function properly. We have no plans to conduct further review of our currently supported products.

   Our software runs on several hardware platforms and operating systems, including those provided by Hewlett-Packard Company, Microsoft Corporation and Sun Microsystems, Inc. In addition, our software interfaces with third party systems, such as credit card processing services and customer-specific modifications that service providers, third party integrators and customers have created to be used with our software. Our software is, therefore, dependent upon the correct processing of dates by these systems, interfaces and modifications. Some of our customers elect to integrate our software with interfaces not ordinarily supported by us. This integration, whether performed by us, the customer or a third party systems integrator, is not within the scope of our in-house testing efforts. We have advised our customers that they must independently test these integrations for Year 2000 compliance.

   We use multiple software systems for our internal business purposes, including accounting, human resources, e-mail, engineering development and testing tools, customer service and support, professional services and sales tracking applications. We have adopted a formal plan for determining the Year 2000 compliance of our major internal systems. We already obtained verification of Year 2000 compliance for our major internal hardware equipment and software.

   We have also taken steps to ensure that our phone systems and most other non-IT systems are Year 2000 compliant. We believe all non-IT systems upon which we are materially dependent is Year 2000 compliant. Additionally, with respect to IT, we believe we have resolved our Year 2000 compliance issues primarily through normal upgrades of our software or, when it was necessary, by replacing existing software with Year 2000 compliant applications.

   Costs incurred to date, and expected future costs, to address and remedy Year 2000 compliance issues have not been, and are not expected to be, material. While we believe that we have taken reasonable precautions to protect against Year 2000 risks we have no way to predict with certainty the negative effects, if any, of Year 2000-related problems or whether we have developed adequate contingency plans if unforeseen problems develop. We have not experienced any Year 2000 failures or errors to date. However, since Year 2000 failures can be associated with any dates through year 2000, we expect our Year 2000 risks to continue through the end of 2000.

Recent Accounting Pronouncements

   In June 1998, the Financial Accounting Standards Boards issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". This statement requires companies to record all derivatives on the balance sheet as assets or liabilities measured at fair value. Gains and losses resulting from changes in fair market values of those derivative instruments would be accounted for depending on the use of the instrument and whether it qualifies for hedge accounting. SFAS No. 133 will be effective for our fiscal year ending December 31, 2001. We have not yet determined the impact, if any, on our financial condition, results of operations or cash flows.

                                   BUSINESS

   We are a leading provider of Internet-related, IT professional services and software products in China. We offer total network solutions and proprietary software to meet our customers' Internet and telecommunications infrastructure and operating needs.

Industry Background

   The telecommunications industry and the Internet in China have experienced rapid growth over the past several years. Fixed line penetration in China tripled from 1994 to 1998 and Internet users more than doubled from 1997 to 1998. Going forward, we believe these industries will be driven by several important trends, such as increased deregulation and competition, strong growth in Internet penetration and usage, increasing demand for high bandwidth network capacity and the emergence of convergent communications. Over the past several years, the Chinese government has invested heavily in the telecommunications sector in an effort to build an advanced fixed line and wireless communications infrastructure. According to the Ministry of Information Industries' annual report, total government investment in the sector in 1998 amounted to approximately $18.1 billion, a 33.8% increase from 1997. As a result, the sector has become the fastest developing industry in terms of China's overall economic development.

   The following table sets forth certain information relating to the telecommunications industry in China for the five-year period ended December 31, 1998:

                                                                    Compound
                                                                     annual
                                     As of December 31,            growth rate
                                ---------------------------------  -----------
                                1994   1995   1996   1997   1998    1994-1998
                                -----  -----  -----  -----  -----  -----------
Population (in millions)....... 1,195  1,211  1,224  1,236  1,248      1.03%
Fixed line subscribers (in
 millions)..................... 27.30  40.71  54.95  70.31  87.42     33.77%
Fixed line penetration.........  2.28%  3.38%  4.49%  5.69%  7.00%       --
Cellular subscribers (in
 millions).....................  1.57   3.67   6.95  13.66  24.98     99.72%
Cellular penetration...........  0.13%  0.31%  0.57%  1.10%  2.00%       --

--------
Sources: China Statistical Bureau and estimates of the Ministry of Information
   Industries and the DGT.

   Prior to 1993, the China Telecom system was under the control of the predecessor of the Ministry of Information Industries and its constituent entities were the sole providers of all public telecommunications services in China. Since 1993, the Chinese government has taken measures to reform the telecommunications industry and introduce competition.

   In February 1999 the State Council of China approved a plan to separate the telecommunications operations conducted by entities of the China Telecom system along four business lines: fixed line communications, wireless communications, paging and satellite communications services. As a result of the restructuring, the China Telecom system currently operates only fixed line networks and provides only fixed line telephony and data communications services. China Mobile has been established as a state owned company to operate the wireless telephony business. Due to uncertainty and reorganization related to this major restructuring, investment decisions by most telecommunications companies have been delayed. The delays have resulted in a lower than forecasted level of spending in the telecommunications industry in 1999. The Ministry of Information Industries estimates that the actual investment in 1999 was approximately one third of the budgeted amounts and the balance has been postponed to 2000 and beyond.

   Today, all major sectors of the communications industry, including fixed line services, wireless telephony services and Internet services, contain multiple service providers. More than 200 Internet service providers competed in the Internet access services market in 1998, according to an IDC report purchased by Morgan Stanley Dean Witter. We expect service providers to invest in technology and infrastructure and offer varying, customer-tailored services plans and focus on customer care and support to remain competitive in the increasingly deregulated environment. The following is a list of the major service providers in different industry sub-sectors:

 Industry Sub-Sector        Major Service Providers
 -------------------        -----------------------
 Fixed-line telephony       the China Telecom system and China Unicom
 Wireless telephony         China Mobile and China Unicom
 IP telephony               the China Telecom system, China Unicom, Jitong
                            Communications Inc. and China Netcom
 Data communications        the China Telecom system, China Unicom, Jitong
                            Communications Inc. and China Netcom
 Internet access providers  the China Telecom system and Jitong Communications
                            Inc.
 Internet content providers Sina.com, Sohu.com, Netease and China.com

--------
Sources: IDC and AsiaInfo.

   The Internet market in China has been growing rapidly due to increased access to telecommunications services and declining personal computer prices. In a report purchased by Morgan Stanley Dean Witter, IDC estimates that Internet users in China will reach 3.8 million by the end of 1999 and 33 million in 2004, representing a compound annual growth rate of 54% from 1999. The strong Internet growth in China is expected to continue due to several factors. Relatively low personal computer penetration rates in China, currently at 2%, offer significant growth potential for the Internet market. Declining personal computer prices and the increased availability of lower cost Internet access alternatives, such as WebTV, should further broaden Internet access. We expect online usage charges to fall in China, which will increase Internet penetration and usage.

                            Internet Users in China
                                   [CHART]

         1997     1998     1999    2000   2001    2002    2003   2004
         ----     ----     ----    ----   ----    ----    ----   ----
          1.4      2.4      3.8     7.3   11.7    17.9    25.2   33.1

   Source: IDC, November 1999.

   The strong growth in the Internet market has led to heavy investments in data services infrastructure. Based on Ministry of Information Industries data, we estimate a total of $675 million was invested by the Chinese government in data communications infrastructure and related areas in China in 1998, consisting primarily of backbone and access networks, as well as the software required to operate such networks. We expect an increasingly large component of total investment in the telecommunications industry will be Internet related. Furthermore, we believe that the future investments in data services infrastructure will focus on broadband networks to accommodate multimedia and other potential high-bandwidth applications, such as increasing commercial use of the Internet, the deployment of corporate intranets and the use of cable television networks to provide telecommunications and Internet services.

   The wider application of the Internet for commercial and consumer purposes has led to the global emergence of convergent communications, which combine voice, data, video and Internet services using IP technology. Currently the main convergent communications applications include IP telephony and wireless data and Internet services. The China Telecom system, China Unicom, Jitong and China Netcom have all completed their trial IP telephony programs and have begun to offer commercial services. China Mobile plans to offer high speed wireless data and Internet services early next year.

   Since 1986, China has been engaged in negotiations with its major trading partners in order to gain entry into the WTO. On November 15, 1999, China and the United States, one of China's principal trading partners and a key member of the WTO, reached an agreement which is expected to pave the way for China's eventual entry into the WTO in 2000.

   Pursuant to this bilateral agreement, China has agreed, among other things, to allow up to approximately 50% foreign equity participation in commercial enterprises in the telecommunications industry within two years of accession to the WTO. China has also agreed that foreign participation in Internet services will be allowed to increase at the same rate as other key telecommunication services. China's eventual entry into the WTO will depend on a favorable vote by the U.S. Congress, scheduled for this Spring, ratifying the agreement reached on November 15, 1999, as well as the affirmative vote of a majority of WTO members. If China's effort in gaining entry into the WTO is successful, it is likely to introduce competition from foreign Internet and telecommunications services providers. Increased competition will force service providers to accelerate their investments in infrastructure and customer care in order to differentiate themselves and remain competitive.

Market Opportunities

   We believe the important trends in the Internet and the telecommunications industry in China as described above present major opportunities for us in the following areas:

   High value Internet-related professional services in an increasingly complex network environment. The deployment of Internet infrastructure in a complex, multi-vendor environment requires significant expertise that usually is not internally available to Chinese Internet and telecommunications services providers. As a result, they increasingly rely on experienced IT services companies to provide total solutions to their Internet infrastructure requirements. We believe that as the Internet market develops, our customers will increasingly require high value IT services such as network design, network planning and project management.

   Real time, scalable customer management and billing software that meets specific requirements of Chinese service providers. Increased competition has required service providers to continually introduce new services and programs to meet varying needs of their customers and differentiate their services. Moreover, they need to focus on customer management and support to study customer behavior and enhance customer satisfaction. Providers of Internet services further require the capability to scale services to millions of users to facilitate the rapid growth of their subscriber base. Finally, Internet service providers and telecommunications carriers must be able to monitor customer activity and bill customer usage on a real time basis. These mission-critical needs of Internet service providers and telecommunications carriers cannot be met by traditional customer management and billing solutions that are inflexible, capable only of period processing and difficult to scale. We believe service providers in China will increasingly require a real-time and scalable customer management and billing solution that is easily adaptable to a vast number of new products and services. Moreover, the new customer management and billing solution must also be able to address specific requirements of the China market.

   Broadband network and convergent communications solutions and software. Rapid growth of Internet and multimedia applications has created increasing demand from service providers for advanced, high bandwidth voice, data and video network capacity. As a result, service providers are expected to significantly accelerate investment in broadband solutions for their backbone and access networks. The emergence of convergent communications has created an increasing demand for convergent software solutions. Service providers of convergent communications services such as IP telephony and wireless data services require customer management and billing software that is capable of accounting and billing customers' voice, data and Internet usage using common architecture. In addition, they need software products that enable them to provide convergent communications applications such as unified messaging products integrating email, voicemail, fax and messaging functions.

Our Strategy

   Our strategy is to be the leading China-based, world-class provider of Internet-related information technology professional services and software products to enable our customers to build, maintain, operate and continuously improve their Internet and communications infrastructures. Key aspects of this strategy are to:

   Maintain our leading position in providing Internet infrastructure solutions in China. We are a leading provider of network solutions to the largest Internet and telecommunications companies in China. Based on forecasted growth as reported by the IDC, as well as communications with our customers and government agencies, we expect investment in China's telecommunications industry to continue to grow rapidly, particularly in data services infrastructure and related areas. We expect most of this investment to be made through our customers, which are the largest Internet and telecommunications service providers in China. We believe that our close relationships with our customers, our unique understanding of the China market, our technical capabilities and our proven track record will allow us to capitalize on these growth opportunities.

   Focus on high value information technology professional services. Currently, we offer our information technology professional services in the context of total solutions which include systems integration and customization of our proprietary and third party software. We minimize our exposure to hardware risks by placing orders from hardware vendors only against a back-to-back order from a customer and having the equipment delivered by the vendor directly to the customer's premises. As the IT market matures in China, we will focus on providing our customers high value IT professional services such as network planning, design and optimization, while gradually outsourcing lower end services such as hardware installation and encouraging customers to purchase hardware directly from equipment vendors.

   Significantly grow our software business to maximize opportunities in the Internet software market in China. We believe that the Chinese Internet software market offers our software business exceptional opportunities for significant growth. We expect rapidly expanding Internet usage in China to create increasing demand for reliable and scalable software products that address the specific requirements of Chinese Internet service providers. We plan to invest significant financial and personnel resources to expand our Internet software business and strengthen our leadership position in the Internet customer management and billing and messaging software markets in China. We intend to double our software R&D budget and significantly increase software-related headcount over the next year. We also expect software license fees to contribute an increasingly large portion of our future sales.

   Develop broadband and convergent communications solutions. We are committed to developing solutions and software products to meet the future requirements of our customers. We expect increasing investment in broadband network solutions and convergent communications, which combine voice, data, video and Internet services using IP technology. We plan to develop broadband backbone and access network solutions and upgrade our customer management and billing and messaging software to support convergent communications. Our Internet infrastructure technology leadership and software experience in both the Internet and wireless services markets make us well positioned to develop broadband and convergent software and solutions for the China market.

   Leverage our large customer base to generate recurring revenues. We have a high quality group of network solutions customers and, through these customers, one of the largest installed software customer bases, as measured by the number of licensed end users, for leading telecommunications service providers and Internet content and service providers in China. Our customers include the DGT and 19 out of 31 Postal and Telecommunications Administrations ("PTAs") of the China Telecom system, China Unicom and China Netcom, which together have accounted for (and we expect will continue to account for) a majority of investments in Internet infrastructure in China. Our large customer base enables us to foster close relationships with our customers and develop an in-depth understanding of their specific needs. Furthermore, our customers may face significant costs and technological risks by switching from our services and products to others. We intend to generate recurring revenues from our existing customer base through upgrades of their networks and implementation of new services and products, including outsourced applications.

   Develop outsourcing solutions. Given our expertise in network implementation and management and applications development and management, we are well positioned to capitalize on opportunities in the applications hosting services market, including services such as web hosting and mail hosting services. We intend to leverage our strong relationship with leading telecommunications services providers in China, eventually building partnerships with them to provide outsourcing services to Internet content providers and other e-commerce enterprises.

   Attract and retain highly qualified personnel. We place high priority on attracting and retaining highly qualified personnel. In view of the specific needs of the China market, we target our recruitment effort on Chinese who have information technology and professional competence and extensive exposure to western education and management practices. We attract and retain qualified personnel by offering them attractive compensation packages including stock options and a challenging and rewarding work environment. Our current senior management consists of Chinese, all of whom were either educated at western universities or worked for leading international IT companies. We have recently recruited three additional senior executive officers from the Silicon Valley to spearhead our software product development. We intend to continue our aggressive recruiting strategy and attract and retain the best and most qualified personnel in the IT industry.

Our Competitive Strengths

   We believe that we are well positioned to meet our customers' Internet infrastructure and software applications needs in China. The key factors which contribute to our strong competitive position are:

   Internet technology leadership in China. Our engineering personnel have state-of-the-art expertise in Internet-based information technologies in China. This expertise enables us to design and implement Internet technology that employ high quality design and validated hardware and software components to deliver solutions with high performance-to-cost ratios for our customers.

   Combined international and China expertise. Our senior management is a Chinese team, a majority of whom have been educated in the United States or have worked with leading multinational companies in or outside China. They have an in-depth understanding of the China market combined with a knowledge of best management practices gained from some of the world's leading information technology companies. We have well defined performance evaluation and reward systems and a strong emphasis on sound, accountable corporate governance. We believe that the unique strengths of our management team make us one of the best managed China-based IT companies and make us well positioned to anticipate and capitalize on market opportunities for our business in China.

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   Established customer relationships. We have close relationships with all leading telecommunications services providers, Internet service providers in China and have provided services and products to most of them. Our in-depth understanding of their requirements allows us to successfully deliver customized solutions and maximize the opportunities created by increased investments in the Internet in China.

   Real time, scalable and adaptable proprietary software. Our proprietary software allows service providers to monitor user activity and analyze service usage data in real time. The real time feature enables service providers to increase billing accuracy, accelerate the time-to-market for new services and improve the effectiveness of marketing and targeting efforts. All of our software products are scalable to accommodate up to millions of users. This capability allows service providers to develop their Internet infrastructures incrementally as their level of business grows without the need for architecture re-engineering or large-scale system replacements. Our software products are also designed with fully documented, open APIs that allow our customers and third party systems integrators and software developers to integrate our software with existing applications and services requiring minimal effort and programming overhead.

   Total solutions approach. We provide our services in the context of total solutions including systems integration and customization of our proprietary and third party software. This total solutions approach is favored by Chinese customers and allows us to build and maintain close, long term relationships with our customers.

Products and Services

   We offer network infrastructure solutions to the leading Internet and telecommunications service providers in China to meet their network infrastructure requirements. In addition, we develop proprietary software products to support the operations of Internet service providers and other telecommunication service providers.

   We offer total network solutions to our customers by leveraging our core strengths in information technology services and maintaining close relationships with multiple hardware and third party software vendors. Substantially all of our network solutions business is accounted for by the various entities of the China Telecom system, China Mobile, China Unicom and China Netcom. All our projects are awarded through a competitive bidding process since a majority of our customers are state owned enterprises and are required to solicit multiple proposals before awarding a contract. Our longstanding relationships with these customers and our understanding of their specific requirements make us well positioned to respond to their requests for proposals. Over the last four years, we have been awarded contracts for over 80% of the requests for proposals we were invited to respond to.

   Our software products were historically marketed as a part of our network solutions projects. However, the rapid growth of the Internet in China has led to a sharp increase in demand for sophisticated Internet applications and scalable software to support our customers' operations. As a result, we are increasingly selling our software licenses on a stand-alone basis. We currently offer three main software products to our customers. AsiaInfo Online Billing System ("AIOBS") is an Internet customer management and billing product for Internet service providers. AIBCCS is a customer management and billing product for providers of wireless telephony services. AIMC is a carrier-scale messaging product software.

   We believe that our growing software business is a logical extension of our network solutions business. Our network solutions projects give us an intricate understanding of our customers' Internet infrastructure requirements and allow us to understand the software requirements that are needed to support such infrastructures.

Network Solutions

   We have approximately 300 network systems engineers and managers engaged in providing total network solutions to our customers in China to meet their Internet infrastructure requirements. Each project is staffed with a dedicated team of technical engineers and project management professionals. The technical engineers

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design and build each project, while the project management professionals oversee budgetary matters, coordinate the work force, ensure adequacy of resources and monitor progress and quality to ensure the timely completion of each project. We expect that our existing capabilities will enable us to rapidly design and implement broadband network infrastructure and e-commerce solutions, as demand for these services increases in China.

   Through a combination of one or more of the activities listed below, we offer our customers turn-key network solutions of the following different types:

   Internet infrastructure solutions. This core area of our current business includes network access and backbone infrastructure design and implementation for telecommunications service providers and Internet service providers. Our Internet infrastructure solutions support a wide array of broadband network technologies. We have designed and built the first commercial and largest national Internet backbone, and the largest provincial commercial Internet backbone, and have been awarded a contract to build the second largest national commercial Internet backbone in China. We have been awarded a contract to build the wireless data services network for China Mobile in Tianjin.

   Operations Support Solutions. These allow our customers to manage their network infrastructure utilizing our proprietary and third-party software tools and applications. We design and implement network management centers for our clients and install our and third party software products and customized software applications that allow our clients to perform activities such as customer management and billing, services offerings and promotions, provisioning and monitoring network utilization and customer service levels. For example, the Zhejiang 163 project required us to provide frame-relay-based, leased line billing capability.

   Service applications. We design and provide applications for Internet access, IP telephony and virtual private networks that allow our clients to provide commercial services to their customers. We also provide high volume messaging services and web-based as well as other Internet applications. For example, we designed and implemented a pilot project for China Unicom in 12 cities to provide Internet telephony.

   Network performance and security solutions. These include performing network performance audits and tuning services to improve overall network performance, recommending more efficient bandwidth allocation, reducing network latency and response time for applications and developing software tools for security improvements.

   All our network solutions projects are undertaken on a fixed-time, fixed-price basis and involve one or more of the following activities:

   Network planning. We provide our customers with strategic and tactical reviews of their current network operations and future network requirements. We do much of this work before the customer awards the contract to assist them in developing an appropriate request for proposal and to improve our chances in winning the contract. The planning includes defining client business requirements, developing appropriate information architectures and selecting preferred technology.

   Network design. We detail the network specifications and implementation tactics necessary to achieve our customers objectives. We also consider how the new technology will integrate with the customer existing hardware and software and how it will be managed on an ongoing basis. Examples of services include defining functional requirements for the network and its components, development of multi-vendor integration plans and design of customer-specific network and services applications.

   Network implementation. We install the recommended systems to meet our customers' network requirements. Key activities include project management, hardware and software procurement, configuration and field installation and testing, building network management centers and development of customized network and services management applications. We believe that our expertise in integrating new systems without disrupting ongoing business operations of our customers adds significant value and reduces risks.

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   Network optimization. We maximize the efficiency of communications networks by improving network utilization. Examples of our services include network traffic analysis and identification of bottlenecks, recommendations for efficient allocation of bandwidth, fault detection and isolation, performance testing and tuning and security auditing and improvement.

   Maintenance and support services. We provide maintenance and technical support in connection with all of our network infrastructure and systems integration projects, content and network access provider platforms and our proprietary software products. These services currently include assistance with the implementation of new information technology functions and/or features, configuration and programming services for new business processes, warranty repairs and assistance in the case of technology upgrading. We believe that our policy of on-going maintenance and technical support will help foster long-term relationships with our customers and eventually create significant business opportunities.

   Training. We provide technical training for our customers and strategic partners to increase their awareness and knowledge of Internet technologies in the Chinese information technology market and to support the operations of our customers' integrated network systems. Our training courses address issues relating to daily operations of network systems. Specific topics include daily network management tasks, advanced network troubleshooting, introductory network framework reviews and advanced planning and design.

Software Products

   Overview. We develop, market and support customer management and billing software that meets the complex, mission-critical provisioning, accounting, reporting and marketing needs of Internet and telecommunications service providers. In addition, we also sell carrier-scale messaging products to Internet service providers in China.

   Our major software products include the following:

   Internet customer management and billing software. The latest version of our Internet customer management and billing software, AIOBS 5.0, is a real time, scalable solution that enables service providers to address the critical business needs of customer management, services support and accurate and timely billing. AIOBS 5.0 enables service providers to:

  . manage, authenticate and register users, create user accounts and check account status and activate services;

  . monitor and analyze user activity, "map" individual user consumer behavior and perform audit trials on user accounts;

  . price and rate a broad array of services, discount services and promotions using multiple bases and resources, such as time of usage, bytes transferred, size of server storage and number of page views; and

  . perform billing operations based on flexible billing cycles and manage user accounts receivable.

   AIOBS 5.0 also allows service representatives and customers to access selected user data to create, search and modify user accounts, change certain personal information and perform other customer self-care functions using a browser-based interface.

   AIOBS 5.0 also provides many features tailored to the China market including:

  . caller ID usage-based and restricted line services which allow telephone customers to log on to the Internet without first registering with the Internet service providers, with usage-based fees charged to their regular monthly telephone bills, and to log on only from certain, specified phone numbers;


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  .  a roaming service which allows registered customers from different
     Internet service providers to log on to the Internet from each other's territories, an important feature since most Chinese Internet service providers operate and recruit users locally; and

  . a restricted credit (pre-paid card) service which allows customers to use the Internet with monthly monetary or usage-based limits, with real time cut-off the instant the credit limit is reached.

   AIOBS 5.0 and its earlier versions have the largest installed customer base in China for approximately 1.8 million users. Our Internet customer management and billing software is used by the Directorate General of Telecommunications and 19 out of 33 provincial entities of the China Telecom system in their Internet services operations. Recently we competed with a major international software provider and won two major contracts to provide customer management and billing solutions for China Unicom's national IP networks and the Internet service operations of the Heilongjiang PTA of the China Telecom system.

   We plan to release newer versions of our Internet customer management and billing software next year. The new versions will increase scalability to 10 million users, streamline user functions, improve the overall efficiency of the architecture and enhance fraud management, credit control and reporting features. We have commenced development of convergent billing software which supports Internet, wireless and fixed line billing. This software will also support billing for wireless data services based on Wireless Application Protocol.

   IP Telephony customer management and billing software. Our IP telephony customer management and billing software, introduced in June 1999, incorporates core functionality of our Internet customer management and billing software while catering to the specific needs of IP telephony service providers with features that include IP telephony gateway which converts analog signals to digital signals, pre-paid calling card support and support for zone-based pricing plans.

   IP telephony service trial projects conducted by the China Telecom system, China Unicom and Jitong Communications, Inc. this year have proven very popular. We expect the IP telephony market in China to develop rapidly and capture an increasingly large portion of long-distance voice traffic. We believe the fast growing IP telephony market in China offers us great growth opportunities since our software can provide IP telephony operators with features not present in traditional, batch-oriented customer management and billing software currently used by telephony service providers in China.

   Wireless and long-distance telephony customer management and billing software. Our wireless and long-distance telephony customer management and billing software, AIBCCS, offers real time, scalable solutions for customer management and billing operations of wireless and long-distance telephony service providers including:

  . customer management, together with customer service, hierarchies and rapid report management;

  .  call center support, including usage processing;

  .  fraud detection and management;

  . billing and revenue management features, including accounts receivable and collection; and

  .  inter-carrier settlement.

   With AIBCCS, we pioneered the fraud management software market in China, which has seen increasing customer demand. We believe AIBCCS is also the only customer management and billing software used by Chinese operators that supports wireless services based on Code Division Multiple Access, or CDMA, standard in addition to GSM, the prevailing wireless standard in China. As China Unicom plans to roll out a nation-wide wireless network using CDMA technology next year, we are well positioned to provide customer management and billing solution for this growing market. AIBCCS and its earlier versions had a total of 7 million installed

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customer base in China as of December 31, 1999, making us a leading wireless customer management and billing software provider. We plan to release newer versions of AIBCCS with increased scalability, enhanced customer service features and convergent billing functions combining Internet, IP telephony and wireless services.

   Messaging software. Our flagship online messaging software, AIMC, is carrier scale messaging software designed to support electronic mail systems from small Internet service providers to large-scale mail hosting providers with millions of mailboxes and thousands of domains. Its flexible design allows service providers to offer web-based free e-mail, basic e-mail service and the premium business secure e-mail to end-users. The ability to scale both horizontally and vertically allows rapid expansion when more capacity is needed. The system is built to accommodate clustering technology and is highly fault tolerant. AIMC was launched in April 1999 and within eight months has been licensed by our customers for over 9 million of their end users. AIMC has been used by 21cn.com, a Chinese portal site which launched its service in February 1999. 21cn.com employed free email service as a means of attracting net traffic and within eight months has become one of the top ten most visited websites in China. We plan to upgrade AIMC to support Wireless Application Protocol, or WAP, technology. We have recently commenced developing messaging software to support unified messaging products which integrate voicemail, email, fax and other messaging services.

Pricing

   We currently price our software products based on the number of user licenses which our customers purchase from us. In addition to these license fees, our customers may elect to purchase a maintenance contract, which includes software upgrades, for which they pay a service fee comprised of a fixed percentage of the total contract amount. We price our customers for software customization on a time plus materials basis. We historically sold our wireless customer management and billing software on a per-project basis, with the price not based on the number of user licenses. License fees were grouped together and included with services and customization charges. We are presently changing this pricing model and will gradually change to the user license number pricing model for this software line. The pricing of messaging software, AIMC, is based on the total number of mail boxes purchased by our customers. However, unit price for each mail box differs among free web-email service, basic ISP-provided Internet e-mail and business secure e-mail offerings.

Technology

   Internet and IP telephony customer management and billing software. Our Internet and IP telephony customer management and billing software is designed to allow maximum flexibility, scalability and performance. It has state-of-the-art, four-tier client/server architecture. This multi-tier architecture, coupled with the other technologies, gives our software the following advantages.

  . Flexibility. Because we use data dictionary-based data model to collect data from databases and other resources, data definitions, such as new entries of demographic information, can be customized without any code modification.

  . Minimum interruption of existing services. The system is built on dynamic component modules which can be modified separately when a new product is introduced and updated without system downtime.

  . 3P model for service management. Our software is built on the 3P model (product, plan and promotion), which allows service operators to offer varying plans targeted at different customer segments, bundle services and offer and manage promotions. AIOBS enables Internet service providers to manage different types of services and promotions globally among all subscribers at certain time periods and for specific user groups.

  . Ease of customization. Our software offers fully documented APIs that support standard scripts. As a result, our customers can build client applications without compilation and can customize and write new user interface applications with minimum training.

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   Wireless and long-distance telephony customer management and billing software. Our wireless and long-distance telephony customer management and billing software also utilizes state-of-art multi-tier architecture to achieve flexibility, scalability and real-time performance. We are designing new architecture to support convergent customer care and billing solutions for combined Internet, IP telephony and traditional voice services. The technologies we employed have enabled our wireless and long-distance telephony software to have advantages such as well-designed applications for high performance under high capacity subscribers and to ensure transaction integrity.

   Messaging software. Our carrier scale messaging software supports service providers with large number of subscribers and large volumes of messages. We use the following technologies to achieve scalability and to optimize performance:

  . advanced software technology which allows AIMC to scale both horizontally by adding more servers and vertically by using higher speed or multiple central processing units to handle subscriber growth and larger number of subscribers without compromising system performance and hardware investment;

  . switching technology which distributes workloads in a manageable and flexible fashion and to allow customers to easily add, remove or reconfigure running systems without downtime in a live production environment; and

  . storage area network (SAN) technology which offers speedy, reliable and secure access to the data storage subsystem with ultra-high capacity databases.

Research and Development

   We are committed to researching, designing and developing information technology solutions and software products that meet future needs of our customers. In the information technology solutions areas, we focus our research and development efforts on operation support solutions and broadband network access and applications solutions. We are currently developing a number of upgrades of our existing software products to enhance scalability and performance and provide added features and functions. In addition, we are also designing a wide array of new software products to address our customers' growing need for convergent communications, such as unified messaging products and convergent network management solutions.

   We closely monitor world-wide technological developments in our service and product areas. In addition, we work closely with the research and development teams of major international technology companies. Cooperation with global technology leaders improves our access to the most sophisticated technologies, which enables us to provide the latest and best solutions and products to our customers.

   We have approximately 165 employees engaged in research and development, 15 in network solutions and 150 in software. The chief focus of the network solutions research is on new network technology development and the evaluation of solutions based on multi-vendor products. Software technology research is conducted through the Software Infrastructure Department under the leadership of the Chief Technology Officer. The focus of the software research is on architecture study, software development platforms, commonly used libraries and other software management tools. We plan to further expand research and development efforts by adding more personnel and financial resources and by setting up research and development departments in selected regional offices.

Customers

   Our customers currently consist primarily of Chinese telecommunication service providers, Internet service providers, including the various entities of the China Telecom system, China Unicom, China Mobile, China Netcom and various other Chinese Internet service providers. We also provide products and services to provincial and local governmental agencies and financial agencies. We plan to expand our customer base to include portals, foreign telecommunication companies in China and enterprises seeking Internet-related services.

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   China Telecom System. The China Telecom system has been our largest customer to date. As a result of the restructuring of the telecommunications industry which began in February 1999, various entities of the China Telecom system operate only fixed line networks and provide fixed line telephone and data communications services. We have derived and believe that we will continue to derive a significant portion of our revenues from a limited number of large customers, such as the China Telecom system. Entities of the China Telecom system accounted for almost all of our revenues in 1997 and 1998. At December 31, 1999, entities of the China Telecom system and China Unicom accounted for approximately 87% of our total backlog. In the future, we expect to derive an increasing portion of our revenues from China Unicom, China Mobile and China Netcom. See "Risk Factor--Our customer base is highly concentrated and the loss of one or more of our customers could cause our business to suffer significantly" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--General".

   China Unicom. China Unicom was established in 1994 and is the second-largest national public telecommunications network. China Unicom also provides a wide array of services, including long distance telephone services, local telephone services, mobile communications services, data communications services, communications value-added services and other communications services. China Unicom's existence signaled the beginning of competition in the Chinese telecommunications industry. The China Telecom system and China Unicom have each been forced to reduce prices numerous times over the past several years in response to increasing competition. Those that have benefited most from the increased competition are the Chinese consumers, however service providers and software producers including us also have profited from the resulting expansion of the market. In December 1999 we won a contract from China Unicom to build the second largest national Internet backbone. This contract is expected to result in over $18 million of gross revenues to us.

   China Mobile. China Mobile was established in July 1999 as a state owned company and operates mobile telecommunications networks nationwide. China Mobile is the largest wireless telephony service provider in China. We have recently been awarded a contract by China Mobile, Tianjin, to design and construct its wireless data network.

   China Netcom. China Netcom, the latest state-owned entrant into the Chinese telecommunications market, was formed in 1999 to build and operate a high-speed telecommunications network initially linking fifteen large Chinese cities. The new network, one of the world's fastest fiber-optic backbones, is to be constructed based entirely on IP technology. It will also take advantage of existing cable television networks, which will be linked to the system via fiber-optic and fixed-wireless technology.

Sales and Marketing

   Sales

   We market and sell our services and products primarily through our direct sales force. Our direct sales professionals provide business consulting, promote pre-sale activity and manage our relations with customers. As of December 31, 1999, we employed 58 direct sales personnel located in five regional offices in Beijing, Shanghai, Wuhan, Chengdu and Guangzhou. The direct sales force is organized into individual account teams. We use a team selling approach, whereby sales personnel, with network systems engineers and technical managers work together in analyzing potential projects and marketing our expertise to potential clients.

   We identify and target market segments and select target sales opportunities on a national level and we also conduct sales opportunity study to ensure that adequate regional sales resources are available. Sales quotas are assigned to all sales personnel according to annual sales plans. We classify market segments and target opportunities on national and regional levels. This classification helps us determine our primary sales targets and prepare monthly and quarterly sales forecasts. We approve target projects, develop detailed sales promotion strategies and prepare reports on order forecast, technical evaluation, sales budgeting expense, schedules and competition analysis. After the report has been approved, a sales team is appointed consisting of sales personnel, system design engineers and a senior system architect.

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   Marketing

   Our marketing strategy focuses on building long-term relationships with our customers, educating them about technological developments and generating their interest in our services and products. Historically, our marketing and sales efforts were combined. As our businesses expanded and the marketplace became increasingly sophisticated, we established a dedicated marketing department in 1998. As of December 31, 1999, we employed 40 marketing personnel that conduct market research, analyze user requirements and organize marketing communications. We engage in a variety of marketing activities, including:

   .  managing and maintaining our web site;

   .  publishing bi-weekly research reports and monthly customer newsletters;

   .  providing free business consulting services;

   .  conducting seminars and conferences;

   .  conducting ongoing public relations programs; and

   .  creating and placing advertisements.

   We actively participate in technology-related conferences and demonstrate our products at trade shows targeted at our existing and potential customers. We are also exploring a range of joint-marketing strategies and programs with our hardware vendors in order to take advantage of their strategic relationships and resources.

Competition

   The Internet-related information technology service market in China is new and rapidly changing. Our competitors in the market mainly include domestic systems integrators such as Suntek and Aotian. Although we are a leading player in this market, there are many large multinational companies with substantial, existing information technology operations in other markets in China, such as IBM and Hewlett-Packard, that have significantly greater financial, technological, marketing and human resources. Should they decide to enter the Internet-related information technology services market in China, the competition will intensify.

   In the customer management and billing market, we compete with both international and local software providers. In the online billing segment we compete primarily with Portal and Suntek and in the wireless billing segment we compete with more than ten local competitors. The messaging software segment is a highly competitive market. Currently, we primarily compete with Software.com and Netease. We believe we have competitive advantages in all of our product and service segments due to our Internet technology leadership, combined international and China expertise, established customer relationships and our high performance, scalable, flexible software.

   In view of the gradual deregulation of the Chinese telecommunications industry and China's pending entry into the WTO, we anticipate continued growth and competition in the telecommunications industry and online services and the entrance of new competitors into the customer management and billing software market.

Government Regulation

   The Chinese government has generally encouraged the development of the information technology industry and the products and services we offer are not currently subject to extensive government regulations.

   The Internet and the telecommunications industry in which our customers operate, however, have been subject to government regulation and control. Currently, all large telecommunications and Internet services providers in China are state owned or state controlled and their business decisions and strategies are affected by the government's budgeting and spending plans. In addition, they are required to comply with regulations and

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rules promulgated by the Ministry of Information Industries from time to time.
Foreign investors are currently not permitted to operate telecommunications networks or provide telecommunications services or manage an entity that operates telecommunications business in China.

   Laws and regulations applicable to the Internet in China are still evolving and unsettled. There are certain approval and registration procedures in place for Internet users who wish to have access to Internet-related services. Foreign companies are currently prohibited from engaging in Internet services provision, Internet content provision and other value-added Internet related services in China. Due to the increasing popularity and use of the Internet and other online services, it is possible that more extensive and restrictive regulations may be adopted with respect to the Internet and other related services. The Ministry of Information Industries is currently reviewing its telecommunications regulations, particularly as they relate to Internet activities. While we are not aware of any existing or proposed regulations that have a significant direct adverse effect on our business, a restrictive regulatory policy regarding the Chinese Internet industry would have a material direct adverse effect on us by retarding the industry's growth in China.

   In view of China's pending entry into the WTO, we expect a majority of these restrictions will be phased out and eventually eliminated. However, until then, a restrictive regulatory environment for our customers could adversely affect our business.

Intellectual Property

   Our success and ability to compete depends substantially upon our intellectual property rights, which we protect through a combination of copyright, trade secret law and trademark law. We have filed five trademark applications with the United States Trademark Office, two of which have been granted and three are still pending. In addition, our trademark application covering AsiaInfo's logo and design has been granted by the Trademark Bureau of the State Administration of Industry and Commerce in China. We have also been granted copyrights by the State Copyright Bureau in China with respect to Internet-related software products. However, we have not applied for copyright protection elsewhere (including the United States). We do not own any patents and have not filed any patent applications, as we do not believe that the benefits of patent protection outweigh the costs of filing and updating patents for our software products.

   We enter into confidentiality agreements with our employees and consultants, and control access to and distribution of our documentation and other licensed information. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use our licensed services or technology without authorization, or to develop similar technology independently. Since the Chinese legal system in general and the intellectual property regime in particular is relatively weak, it is often difficult to enforce intellectual property rights in China. In addition, there are other countries where effective copyright, trademark and trade secret protection may be unavailable or limited, and the global nature of the Internet makes it virtually impossible to control the ultimate destination of our products. Policing unauthorized use of our licensed technology is difficult and there can be no assurance that the steps taken by us will prevent misappropriation or infringement of our proprietary technology. In addition, litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others, which could result in substantial costs and diversion of our resources and could have a material adverse effect on our business, results of operations and financial condition.

Legal Proceedings

   We are not involved in any material legal proceedings.

Employees

   As of December 31, 1999 we had a total of 466 employees, with 134 in engineering, including our professional services organizations, 150 in software research and development, 98 in sales and marketing and 84 in administrative roles. Our employees are represented by a labor union and, thus far, our operations have not been significantly disrupted by labor disputes.

   We devote significant resources to recruiting professionals with both information technologies systems integration and relevant industry experience. Most of our senior management and technical employees are western educated Chinese professionals with substantial expertise in information technologies systems integration and application software development. We believe that our success in attracting and retaining highly skilled technical employees and sales and marketing personnel is largely a product of our commitment to providing a motivating and interactive work environment that features continuous and extensive professional development opportunities as well as frequent and open communications at all levels of the organization. As an incentive, we have created an employee stock option plan which includes vesting provisions designed to encourage long term employment.

Facilities

   Our principal sales, marketing and development facilities and administrative offices are currently located on two premises comprising approximately 3,560 square meters and 627 square meters, respectively, in Beijing, China. The leases for our existing premises will be terminated in February 2000.

   We have leased new offices comprising approximately 6,400 square meters in a new building located in the Beijing Zhongguancun Science Park. This new lease has a term of five years expiring in February 2005, subject to termination after three years if an agreement on the adjustment of rent cannot be reached at that time. In addition, we have regional field support offices in various cities in China, namely Shanghai, Guangzhou, Chengdu and Wuhan, as well as a regional office in Santa Clara, California.

                                  MANAGEMENT

Directors and Executive Officers

   The following tables set forth information regarding our directors and executive officers as of December 1, 1999.

Board of Directors       Age Position
------------------       --- --------
Louis Lau...............  63 Chairman of the Board and Board Member
James Ding..............  34 Chief Executive Officer and Board Member
Michael Zhao............  34 Senior Vice President, Chief Strategy Officer and Board Member
Alan Bickell............  63 Board Member
Patrick L. Keen.........  50 Board Member
Chang Sun...............  43 Board Member
Edward Tian.............  36 Board Member

Executive Officers       Age Position
------------------       --- --------
James Ding..............  34 Chief Executive Officer
Q.D. Wang ..............  35 President
Frank Yong..............  41 Chief Operating Officer
Ying Han................  45 Executive Vice President and Chief Financial Officer
Michael Zhao............  34 Senior Vice President and Chief Strategy Officer
Larry Huang.............  36 Vice President and Chief Technology Officer

   Louis Lau has served as our Chairman of the board of directors since the inception of AsiaInfo. Mr. Lau has been President of Louis Lau Investments, a commercial real estate firm, since 1987. He has held a variety of positions in the commercial real estate and management business in Texas since 1970. Mr. Lau served as a special U.S. Department of Commerce invitee and advisor to the 1998 U.S. Computer Industry Trade Mission to China and as a special U.S. Department of Commerce advisor at China Computerworld Expo 1998 in Beijing. He is presently a member of both the Trade Finance Committee and the International Trade Advisory Council of the Greater Dallas Chamber of Commerce. Mr. Lau received a Master of Science degree in biology from Texas Southern University in 1968 and a Bachelor of Science degree in chemistry from Mississippi College in 1965.

   James Ding has served as our Chief Executive Officer since May 1999 and has been a member of the board since our inception. He was also our Vice President for Business and Chief Technology Officer from 1997 to 1999. Prior to that, Mr. Ding was our Senior Vice President and Chief Technology Officer from 1993 to 1997. Mr. Ding received a masters degree in information science from the University of California at Los Angeles in 1990.

   Q.D. Wang was appointed as our President in December, 1999. Prior to joining AsiaInfo, Mr. Wang was the Vice President in charge of the China Telecom account, Sales and Marketing Director from 1997 to 1999 and Business Development Director from 1996 to 1997 of Nortel Networks, Beijing. In addition, from 1995 to 1996 Mr. Wang served as Deputy Managing Director of AT&T, Central China, based in Wuhan. Mr. Wang attended the Executive MBA program of the Wharton School of the University of Pennsylvania and holds a Master of Science degree in Photoelectronics Engineering from Tsinghua University, Beijing and a Bachelor of Science degree in Electrical Engineering from Chengdu University of Electronics Engineering, Chengdu.

   Alan Bickell has served as member of the board of directors of AsiaInfo since March 1999. Mr. Bickell retired in November 1999 as a corporate senior vice president of Hewlett-Packard Company and managing director of Geographic Operations, a position he had held since 1992. Mr. Bickell originally joined Hewlett-Packard in 1964. He is a member of the board of directors of Power Integrators Inc. and Junior Achievement International. In 1998 he became an advisory Professor at Beijing University. He holds a degree in marketing and finance from Menlo College and an M.B.A. from Santa Clara University.

   Patrick L. Keen has served as member of the board of directors of AsiaInfo since January 1999. Mr. Keen is a Partner of the ChinaVest Group and has been with the firm since 1981. He received both a bachelor's and master's degree in Business Administration from the University of Texas at Austin.

   Chang Sun has served as member of the board of directors of AsiaInfo since December 1997. Mr. Sun has been a Managing Director of Warburg, Pincus since 1995. Prior to that position, he was an Executive Director of Goldman Sachs
(Asia) LLC. Mr. Sun holds a B.A. from the Beijing Foreign Language Institute, a Master of Science degree from the Joseph Lauder Institute of International Management at the University of Pennsylvania and an M.B.A. from the Wharton School of the University of Pennsylvania.

   Edward Tian has served as member of the board of directors of AsiaInfo since our inception. Dr. Tian is the President and CEO of China Netcom, a position he has held since June 1999. Prior to joining China Netcom, he and James Ding co-founded AsiaInfo in Dallas, Texas in 1993 and Dr. Tian served as AsiaInfo's President through May 1999. Dr. Tian has a Master of Science degree from the Graduate School of the Chinese Academy of Science in Beijing and a Ph.D. in Environmental Management from Texas Tech University.

   Frank Yong has been our Chief Operations Officer from November 1998. From June 1997 to November 1998, Mr. Yong was Vice President of Bull Information (Beijing) Co. Prior to that position, Mr. Yong served as the General Manager of Mitel (China) Co., from November 1995 to November 1997. In addition, he was Deputy General Managing Director of Nortel (China) Co. from July 1988 to September 1995. Mr. Yong received a degree in wireless communications from North China Communications University in 1982 and a P.M.D. degree from the Harvard Business School in 1995.

   Ying Han has been our Executive Vice President and Chief Financial Officer since June 1998. Ms. Han was Chief Controller and Business Development Director from 1996 to June 1998 of Hewlett Packard (China) and their Finance Manager from 1993 to 1996. Ms. Han received an undergraduate degree in Western Accounting from Xiamen University in 1985.

   Michael Zhao has served as a member of the board of directors of AsiaInfo since November 1999 and has been our Senior Vice President and Chief Strategy Officer since January 1997 and our General Manager from October 1996 to December 1997. He was also our Deputy Chief Engineer from February 1996 to January 1997. Mr. Zhao holds a Ph.D. in engineering from the State University of New York at Buffalo, which he received in 1994.

   Larry Huang has been Vice President and Chief Technology Officer of AsiaInfo since November 1999 and was Vice President of the Software Products Division from February 1998. Prior to joining AsiaInfo, Mr. Huang was Chief Scientist & Architect for FileTek, Inc. from February 1997 to February 1998. From August 1995 to February 1997, Mr. Huang was Manager and Architect, also at FileTek, Inc. From September 1993 to August 1995, Mr. Huang served as a Senior System Analyst in Star Technologies, Inc. Mr. Huang was Program Manager at General Computing System Inc. from September 1991 to August 1993 and Senior Programmer at Unitrac Inc. from July 1988 to August 1991. Mr. Huang holds a Ph.D. in Computer Science from the University of Maryland at College Park, which he received in 1993.

Board of Directors

   AsiaInfo currently has authorized its board to consist of not less than three nor more than nine directors. The terms of the office of the seven-member board of directors have been divided into three classes: Class I, whose term will expire at the annual meeting of the stockholders to be held in 2000; Class II, whose term will expire at the annual meeting of stockholders to be held in 2001; and Class III, whose term will expire at the annual meeting of stockholders to be held in 2002. The Class I directors are Messrs. Bickell and Ding, the Class II directors are Messrs. Keen and Lau and the Class III directors are Messrs. Tian, Sun and Zhao. At each annual meeting of stockholders after the initial classification, each elected director will serve from the time of his election and qualification until the third annual meeting following his election. This classification of the board of directors may have the effect of delaying or preventing changes in control or management of AsiaInfo. All of our officers serve at the discretion of the board of directors. There are no family relationships among the directors and officers of AsiaInfo.

   Our board of directors has an audit committee, a compensation committee and a finance committee. The audit committee consists of Messrs. Keen (Chair) and Bickell. The audit committee makes recommendations to the board of directors regarding the selection of independent accountants, reviews the results and scope of audit and other services provided by our independent accountants and reviews and evaluates our audit and control functions. The compensation committee consists of Messrs. Bickell (Chair), Keen and Sun. The compensation committee administers our stock plans, including the 1999 Stock Incentive Plan, and makes decisions concerning salaries and incentive compensation for our employees. The finance committee consists of Messrs. Sun (Chair) and Bickell. The finance committee makes recommendations to the board of directors with respect to our capital position and financing requirements.

   Currently we do not provide our directors with cash compensation for their services as members of the board of directors. However, each member of the board of directors receives a sum of $1,000 in lieu of expenses for each meeting he attends.

   None of the members of our compensation committee is currently or has been at any time since the formation of AsiaInfo, an officer or employee of AsiaInfo. No member of our compensation committee serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

Executive Compensation

   The following table sets forth information with respect to compensation for the fiscal year ended December 31, 1999 received by our Chief Executive Officer and our four other most highly compensated executive officers, collectively referred to as the Named Executive Officers:

                          Summary Compensation Table

                                                Annual Compensation
                                    --------------------------------------------
                                                       Other Annual    Total
Name and Principal Position           Salary    Bonus  Compensation Compensation
---------------------------         ---------- ------- ------------ ------------
James Ding
 Chief Executive Officer..........  $  145,000 $12,083   $24,000     $  181,083
Q.D. Wang
 President........................  4,349(/1/)      --        --     4,349(/1/)
Frank Yong
 Chief Operating Officer..........     129,217  59,639    11,928        200,784
Ying Han
 Executive Vice President and
 Chief Financial Officer..........     148,795  23,210    12,853        184,858
Michael Zhao
 Senior Vice President and Chief
 Strategy Officer.................     145,000  12,083    24,000        181,083
Larry Huang
 Vice President and Chief Technol-
 ogy Officer......................     142,000  11,833    24,000        177,833

--------
(1) Represents only salary paid to Mr. Wang for services rendered to the Company during December 1999.

   In 1999, James Ding, our Chief Executive Officer, was granted options to purchase 400,000 shares of common stock at a weighted average exercise price of $7.60 per share. These options expire in 2009. Also in 1999, Q.D. Wang, our President was granted options to purchase 200,000 shares of common stock at a weighted average exercise price of $7.60 per share. These options expire in 2009. Also in 1999, Ying Han, our Executive Vice President and Chief Financial Officer was granted options to purchase 225,000 shares of common stock at a weighted average exercise price of $5.69 per share. These options expire in 2009. Also in 1999, Frank Yong, our Chief Operating Officer, was granted options to purchase 220,000 shares of common stock at a weighted average exercise price of $5.26 per share. These options expire in 2009. Also in 1999, Michael Zhao, our Senior Vice President and Chief Strategy Officer, was granted options to purchase 100,000 shares of common stock at a weighted average exercise price of $7.60 per share. These options expire in 2009. No other options were granted to Named Executive Officers in 1999.

   The following table provides summary information regarding share option awards granted to each of the Named Executive Officers during the fiscal year ended December 31, 1999. We calculated the amounts listed in the following table under the heading "Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term" based on the ten-year term of the option at the time of grant. For purposes of these columns, we assumed stock price appreciation of 5% and 10% pursuant to rules promulgated by the Securities and Exchange Commission. These rates of appreciation do not represent our prediction of our stock price performance.

                                            Individual Grants
                         -------------------------------------------------------
                                     Percent of
                                    Total Options                                Potential Realizable Value
                                     Granted to                                    at Assumed Annual Rates
                         Number of    Employees                                        of Stock Price
                         Securities during Fiscal                                  Appreciation for Option    Value At
                         Underlying  Year Ended   Exercise   Market                         Term             Grant Date
                          Options   December 31,    Price     Price   Expiration --------------------------- ----------
Name                      Granted       1999      ($/share) ($/share)    Date         5%            10%          0%
----                     ---------- ------------- --------- --------- ---------- ------------- ------------- ----------
James Ding..............  400,000       13.83%      7.60      7.60     10/04/09     $1,911,840 $   4,844,977       --
Q.D. Wang...............  200,000        6.92%      7.60      7.60     10/18/09        955,920     2,422,489       --
Frank Yong..............  150,000        5.19%      4.17      4.30     06/01/09        425,137     1,047,464   19,500
                           70,000        2.42%      7.60      7.60     11/19/09        334,572       847,871
Ying Han................  125,000        4.32%      4.17      4.30     06/01/09        354,281       872,887   16,250
                          100,000        3.46%      7.60      7.60     11/19/09        477,960     1,211,244
Michael Zhao............  100,000        3.46%      7.60      7.60     10/04/09        477,960     1,211,244       --

Aggregated Option Exercises in Fiscal Year 1999 and Fiscal Year 1999 Year-End Option Values

   The following table sets forth information concerning option exercises and option holdings for each of the Named Executive Officers during the fiscal year ended December 31, 1999. The numbers in the columns entitled "Value Realized" and "Value of Unexercised In-the-Money Options at December 31, 1999" are based on the fair market value of our common stock at August 31, 1999 as determined by our board of directors, $7.60, less the exercise price payable for such shares. The fair market value of our common stock at August 31, 1999 was estimated by the board of directors on the basis of the purchase price paid by investors for shares of our preferred stock (taking into account the liquidation preferences and other rights, privileges and preferences associated with the preferred stock) and an evaluation by the board of directors of our revenues, operating history and prospects.

                                             Fiscal Year End Option Values
                         ----------------------------------------------------------------------
                                              Number of Securities
                                             Underlying Unexercised     Value of Unexercised
                          Shares                   Options at          In-the-Money Options at
                         Acquired               December 31, 1999         December 31, 1999
                            on      Value   ------------------------- -------------------------
Name                     Exercise Realized  Exercisable Unexercisable Exercisable Unexercisable
----                     -------- --------- ----------- ------------- ----------- -------------
James Ding..............      --         --  1,050,000     100,000     4,385,500     485,000
Q.D. Wang ..............      --         --         --     200,000            --          --
Frank Yong..............      --         --     20,000     300,000        92,000     882,500
Ying Han................      --         --     20,000     305,000        92,000     796,750
Michael Zhao............ 325,000  2,468,375    300,000     100,000     1,020,000     510,000
Larry Huang.............  30,000    153,000         --      70,000            --     357,000

Employment Agreements

   We have entered into two-year employment agreements with James Ding, our Chief Executive Officer, Q.D. Wang, our President, Frank Yong, our Chief Operating Officer, Ying Han, our Executive Vice President and Chief

Financial Officer, Michael Zhao, our Senior Vice President and Chief Strategy Officer, and Larry Huang, our Vice President and Chief Technology Officer, which provide for annual base salaries of $145,000, $150,000, $129,217, $148,795, $145,000, and $142,000, respectively. The agreements terminate on May 26, 2001, November 14, 2000, May 30, 2001, January 4, 2001, February 9,
2000 and December 23, 2001, respectively.

   On July 21, 1999, our board of directors adopted a resolution on severance policy for departing employees. In the event that AsiaInfo terminates the employment of employees at the levels of vice presidents and above, the employee will receive six month severance pay based on his base salary at the time of termination. The employee has 120 days to exercise his or her vested options. Unvested options are forfeited. Subject to our board of director's discretion, the employee may receive 12 month severance pay and accelerated vesting of option grants.

   Each of the Named Executive Officers has entered into a non-compete agreement with AsiaInfo, pursuant to which they are prevented from engaging in any commercial activities in competition with AsiaInfo for two years after the termination of their employment with AsiaInfo. In addition, they are required to disclose all their patent and copyright applications to AsiaInfo during their employment with AsiaInfo and within one year after the termination of their employment.

Stock Incentive Plans

   1999 Stock Incentive Plan. AsiaInfo's 1999 Stock Incentive Plan was adopted by the board and became effective on June 1, 1999. 1,340,000 shares of AsiaInfo's common stock were initially authorized for issuance under the 1999 Stock Incentive Plan at the time of its adoption by the Board and an additional 1,500,000 shares of AsiaInfo's common stock were authorized for issuance under the 1999 Stock Incentive Plan in November 1999. Shares to be optioned and sold may be available from either authorized but unissued common stock or common stock held by AsiaInfo in its treasury. Shares which relate to the expiration or cancellation of an option granted under the plan may be reoffered under the plan. Stock options may not be granted to an employee who owns more than 5% of the total combined voting power of all classes of stock of AsiaInfo or its subsidiaries, unless the exercise price is at least 110% of the fair market value of the common stock on the date of grant and the option period is not greater than 5 years from the date of grant. In addition, no participant in AsiaInfo's 1999 Stock Incentive Plan may be granted stock options or direct stock issuances for more than 1,000,000 shares of common stock in total in any calendar year.

   AsiaInfo's 1999 Stock Incentive Plan consists of a discretionary option grant program, under which eligible individuals in AsiaInfo's employ may be granted options to purchase shares of common stock at an exercise price not less than the fair market value of those shares on the grant date.

   AsiaInfo's 1999 Stock Incentive Plan provides that all options under the plan will be granted by the board and are intended to be incentive stock options. Although the plan must be submitted to AsiaInfo's stockholders for approval, the board can grant options under the plan prior to the time of stockholder approval. The individuals eligible to participate in AsiaInfo's 1999 Stock Incentive Plan include AsiaInfo and its subsidiaries' employees whose judgment, initiative and efforts contributed or may be expected to contribute to a successful performance of AsiaInfo.

   AsiaInfo's 1999 Stock Incentive Plan is administered by the compensation committee. The compensation committee will determine which eligible individuals are to receive option grants under the plan, the number of shares subject to each option grant and other decisions necessary to administer the plan.

   AsiaInfo's 1999 Stock Incentive Plan includes the following features:

  . The exercise price for any options granted under the plan may be paid in cash or, at the option of the board, a combination of cash and shares of common stock valued at fair market value on the exercise date.

  . Employees of another company holding options in the stock of that company may be granted stock options under AsiaInfo's 1999 Stock Incentive Plan in substitution for those options relating to the stock of the other company where they become employees of AsiaInfo as the result of a merger, consolidation or acquisition.

  . The board will specify the dates each option will begin and terminate and may also accelerate the date on which the options may be exercised. The options may not, however, terminate later than 10 years from the date of grant.

   AsiaInfo intends to grant options to acquire 480,00 shares of its common stock prior to the completion of the offering at an exercise price per share equal to the initial public offering price.

   1998 Incentive Stock Option Plan. Our 1998 Incentive Stock Option Plan was adopted by the board and became effective in July 1998 and will terminate no later than July 20, 2008. The plan was designed to attract employees to us and our subsidiaries and to provide eligible employees with a proprietary interest in AsiaInfo through the granting of incentive stock options. The board is authorized to grant options to purchase up to 800,000 shares of common stock which may be made available from authorized but unissued common stock or common stock held by AsiaInfo in treasury.

   1997 Incentive Stock Option Plan. Our 1997 Incentive Stock Option Plan was adopted by the board and became effective in November 1997 and will terminate on the tenth anniversary of its adoption. The plan is designed to attract employees to us and our subsidiaries and to provide eligible employees with a proprietary interest in AsiaInfo through the granting of incentive stock options. The board is authorized to grant options to purchase up to 3,000,000 shares of common stock which may be made available from authorized but unissued common stock or common stock held by AsiaInfo in treasury.

   1996 Incentive Stock Option Plan. Our 1996 Incentive Stock Option Plan was adopted by the board and became effective in October 1996 and will terminate on September 29, 2003. The plan was designed to attract employees to us and our subsidiaries and to provide eligible employees with a proprietary interest in AsiaInfo through the granting of incentive stock options. The board is authorized to grant up to 3,600,000 shares of common stock which may be made available from authorized but unissued common stock or common stock held by AsiaInfo in treasury.

   1995 Incentive Stock Option Plan. Our 1995 Incentive Stock Option Plan was adopted by the board and became effective in October 1995 and will terminate on September 29, 2003. The plan became effective immediately on the date it was approved and adopted by the board. The plan was designed to attract employees to us and our subsidiaries and to provide eligible employees with a proprietary interest in AsiaInfo through the granting of incentive stock options. The board is authorized to grant up to 3,200,000 shares of common stock which may be available from authorized but unissued common stock or common stock held by AsiaInfo in treasury.

   Common features of the 1998, 1997, 1996 and 1995 Incentive Stock Option Plans. Any or our employees whose judgment, initiative and efforts have contributed to or can be expected to contribute to the successful performance of AsiaInfo are eligible to participate in the plans. The board or the compensation committee will determine which eligible employees will be granted options from time to time.

   Should AsiaInfo be acquired by merger or consolidation then each share of common stock covered by unexercised options will be substituted for the number of shares of each class of stock or other securities or cash, property or assets of the surviving or consolidated company which were distributable to the stockholders of AsiaInfo in respect of their shares of common stock.

   The following provisions are also in effect under the plans:

  . The board may at any time amend or discontinue the plans. Certain amendments may require stockholder approval.

  . The plans will be administered by the board or by a committee appointed by the board.

  . Options may not be granted to employees who own more than 10% of the total combined voting power of all classes of stock of AsiaInfo or its subsidiaries, unless the exercise price is at least 110% of the fair market value of the common stock on the date the option is granted and the option period is not more than 5 years from the date of the grant.

                             CERTAIN TRANSACTIONS

Stock Option Grants

   The following table summarizes as of December 31, 1999 the option grants made to our executive officers, directors and 5% stockholders since January 1, 1998.

                               Number of Securities
                                Underlying Options  Exercise Price
Name                                 Granted          ($/Share)    Date of Grant
----                           -------------------- -------------- -------------
Larry Huang ..................       100,000             5.00        02/01/98
Ying Han .....................       100,000             6.00        06/01/98
                                     125,000             4.17        06/01/99
                                     100,000             7.60        11/19/99
Frank Yong....................       100,000             6.00        11/01/98
                                     150,000             4.17        06/01/99
                                      70,000             7.60        11/19/99
Alan Bickell..................        50,000             3.00        03/23/99
James Ding....................       400,000             7.60        10/04/99
Edward Tian...................       400,000             7.60        10/04/99
Michael Zhao..................       100,000             7.60        10/04/99
Q.D. Wang.....................       200,000             7.60        10/18/99

Transactions Relating to AI Zhejiang

   In connection with the acquisition of AI Zhejiang, we will grant to management and employees of AI Zhejiang performance options provided that in the year 2000, AI Zhejiang's earnings before interest and taxes exceeds its earnings before interest and taxes for 1999 and AI Zhejiang's combined earnings before interest and taxes for 1999 and 2000 exceed $3,000,000. The total number of performance options we will grant will be calculated as the amount by which AI Zhejiang's earnings before interest and taxes for 1999 and 2000 exceeds $3,000,000, expressed as a percentage and multiplied by 187,500. Each performance option will represent the right to purchase one share of our common stock at the weighted average exercise price for stock options granted and outstanding on such date.

   During 1998, we made a loan to AI Zhejiang with an interest rate of 12% per year. On December 31, 1998, the total amount of the loan was $781,686.

Private Placements

   In December 1997 we sold 2,160,864 shares of Series A Convertible Preferred Stock in a private placement at a pre-split price of $8.33 per share to Warburg Pincus Ventures, L.P., Warburg Pincus Ventures International, L.P., Fidelity Ventures Limited, Fidelity International Limited, Fidelity Investors Limited Partnership, ChinaVest IV, L.P., ChinaVest IV-A, L.P. and ChinaVest IV-B, L.P. (collectively, the "Series A Investors"). Each share of preferred stock will be automatically converted into two shares of common stock upon the closing of this offering. The preferred stockholders are entitled to vote on an "as converted" basis together with the common stockholders. At the same time as this private placement, certain of our existing shareholders sold approximately $2.2 million of their holdings to the Series A Investors. Patrick Keen, a member of our board of directors, is a managing director of ChinaVest. Chang Sun, a member of our board of directors, is a managing director of Warburg, Pincus.

   In connection with the foregoing private placement, in December 1997 we issued 9,429,226 stock purchase warrants to the Series A Investors for no additional consideration. Each warrant represented the right to purchase one share of our common stock. The stock purchase warrants were exercisable in whole at any time after December 31, 1999 at an exercise price of $0.005 per warrant. The warrant agreements provided that, upon exercise of the warrant and payment of the exercise price, the holder would be entitled to acquire the number of shares of common stock calculated by reference to the appropriate earnings before interest, taxes, depreciation and amortization for the year ending December 31, 1999. The warrants were protected by anti-dilution provisions which adjusted the exercise price and the number of shares of common stock issuable upon the occurrence of certain events. In December 1999, the warrant agreements for the Series A Investors were amended. The revised warrant agreements provided for exercise of the warrants prior to the closing of this offering. In December 1999, all the warrants were exercised into 9,429,226 shares of common stock at no additional consideration pursuant to amended warrant terms which accelerated the warrant exercise term.

   On May 26, 1998 our common stock was split 2-for-1 by way of a dividend of one share of common stock for each outstanding share of common stock. In August 1999 we sold 2,630,425 shares of Series B Convertible Preferred Stock in a private placement at a price of $7.60 per share to Intel Pacific, Inc. The preferred stockholders are entitled to vote on an "as converted" basis together with the common stockholders and have the right, at their option, to convert any of the shares of preferred stock at a conversion rate of one share of common stock for each share of preferred stock. The preferred stock will automatically convert into common stock upon the closing of this offering provided that certain valuation and other requirements are met.

   On November 16, 1999, certain employees and founding stockholders of AsiaInfo sold an aggregate of 815,790 shares of common stock in an unregistered private placement to twelve institutional investors, some of which are affiliates, at a price per share of $7.60. Morgan Stanley Dean Witter Equity Funding, Inc. was an investor in the private placement. The sellers in the November 1999 private placement were Xiaohui Chen, James Ding, Zhijun Hua, Changsheng Li, Jun Liu, Yadong Liu, Jianhui Luu, Wang Peng, Jian Qi, Simei Qian, Edward Tian, Hao Wang, Luyu Wang, Yupan Wen, Shijie Wu, Ying Xiong, Guo Xu, Zhiwei Yang, Qing Yu, Quantao Zeng, Dezhong Zhang, Jiangang Zhang, Yunfei Zhang, Zifang Zhang and Michael Zhao, each of whom is an employee or former employee of the Company. See "Underwriters."

   In January 2000, Louis Lau, our Chairman, sold an aggregate of 190,000 shares of common stock at a price per share of $7.60 to Messrs. Jesse Liu and Steve Zhang, each an officer of the Company, China.com Corporation and an affiliate of ChengWei Ventures Ltd. The sale was made in accordance with the provisions of Regulation S under the Securities Act on the basis that the transaction occured outside of the United States and each of the purchasers is not a U.S. person for purposes of such rule.

   Each of the foregoing private placement transactions was an arm's length, negotiated sale to an unrelated party at a price per share which represented the Company or the sellers' best estimate of fair market value on the respective dates of such sales.

   Other. In April 1999, James Ding and Edward Tian each pledged their interests in shares of common stock held by them to a bank to obtain a short-term revolving credit facility of $5.0 million. This pledge was released as of December 31, 1999.

   On October 13, 1999, HTC Investments, a Delaware corporation formed solely for the purpose of holding shares of common stock of AsiaInfo owned by certain founders, was merged with and into AsiaInfo by means of a tax free, share for share exchange effected in the form of a share dividend.

                             PRINCIPAL STOCKHOLDERS

   The following table sets forth certain information regarding the beneficial ownership of our outstanding common stock as of January 31, 2000 and as adjusted to reflect the sale of the common stock offered hereby for:

  . each person or entity known by us to beneficially own more than 5% of the common stock;
  .  each of our directors;
  . each of the Named Executive Officers; and . all of our directors and executive officers as a group.

   It assumes conversion of all outstanding shares of preferred stock into shares of common stock and no exercise of the underwriters' over-allotment option. Except as otherwise indicated, we believe that the beneficial owners of the common stock listed below, based on information furnished by those owners, have sole voting and investment power with respect to such shares. The number of shares of common stock listed below includes only those shares of common stock subject to options and warrants currently exercisable or exercisable within sixty days of January 31, 2000. Unless otherwise indicated, the address of each stockholder identified below is: c/o AsiaInfo Holdings, Inc., 11 Bashiqiao Road, Haidan District, Beijing 100081, China.

                                                               Percentage of
                                                               Total Voting
                                                 Number of         Power
                                                   Shares    -----------------
                                                Beneficially  Before   After
                                                   Owned     Offering Offering
Name of Beneficial Owners                       ------------ -------- --------
  Chang Sun(/1/)...............................        --
  Warburg Pincus Ventures, L.P.(/2/)(/3/)......  4,025,105
  Warburg Pincus Ventures
   International, L.P.(/2/)....................  4,025,105
   11/F St. George's Building
   2 Ice House Street Central, Hong Kong
Subtotal.......................................  8,050,210      25%      21%
  HTCC Trust(/4/)..............................  2,250,000
  Edward Tian(/4/)(/5/)........................  3,817,708
Subtotal.......................................  6,067,708      19%      16%
  China Technology Investment Trust(/6/).......  2,650,000
  James Ding(/6/)(/7/).........................  2,814,708
Subtotal.......................................  5,464,708      17%      15%
  Patrick L. Keen(/8/).........................        --
  ChinaVest IV, L.P.(/2/)(/9/).................  4,127,516
  ChinaVest IV-A, L.P.(/2/)(/9/)...............    475,147
  ChinaVest IV-B, L.P.(/2/)(/9/)...............    196,779
   19/F, 11 Duddell Street Central, Hong Kong
Subtotal.......................................  4,799,442      15%      13%
  Fidelity Ventures Limited(/2/)(/10/).........    518,065
  Fidelity International Limited(/2/)(/10/)....    518,066
  Fidelity Investors Limited
   Partnership(/2/)(/10/)......................    518,066
   16th Floor, Citibank Tower 3 Garden Road
   Central, Hong Kong
Subtotal.......................................  1,554,197       5%       4%

                                                        (footnotes on next page)

                                                                 Percentage of
                                                                 Total Voting
                                                   Number of         Power
                                                     Shares    -----------------
                                                  Beneficially  Before   After
                                                     Owned     Offering Offering
Name of Beneficial Owners                         ------------ -------- --------
  Intel Pacific, Inc.(/11/)......................   2,630,425      8%       7%
  Louis Lau......................................   1,971,029      6%       5%
  Michael Zhao...................................     861,600      3%       2%
  Larry Huang....................................      60,000      0%       0%
  Alan D. Bickell(/12/)..........................     130,000      0%       0%
  Ying Han.......................................      20,000      0%       0%
  Frank Yong.....................................      20,000      0%       0%
  All directors and executive officers as a
   group.........................................  31,799,319     98%      85%

--------
* Less than 1%.
(/1/) Consists solely of shares and warrants owned by affiliates of Warburg Pincus, of which firm Mr. Sun, a director of the Company, is a Managing Director.

(/2/) Consists partially of shares of our Series A Preferred Stock, par value $0.01 per share, all of which shares are automatically convertible into shares of our common stock on a one-for-one basis upon consummation of this offering. See "Description of Capital Stock-Preferred Stock" for a description of the rights and privileges of the Series A Preferred Stock.

(/3/) Voting and investment control over the shares of common stock owned by Warburg Pincus Ventures, L.P. and Warburg Pincus Ventures International, L.P. is held by Warburg, Pincus & Co., the corporate general partner and investment manager of both limited partnerships, and not by any single individual.

(/4/) HTCC Trust is a revocable trust formed for the benefit of Edward Tian. All of the shares held by HTCC Trust are beneficially owned by Edward Tian.

(/5/) Includes 4,000 shares held by the Stephanie Tian Trust which are beneficially owned by Edward Tian.

(/6/) China Technology Investment Trust is a revocable trust formed for the benefit of James Ding. All of the shares held by China Technology Investment Trust are beneficially owned by James Ding and James Ding has control over such trust.

(/7/) Includes 4,000 shares held by the Rene Ding Trust which are beneficially owned by James Ding.

(/8/) Consists solely of shares and warrants owned by affiliates of ChinaVest, of which firm Mr. Keen, a director of the Company, is a Managing Director.

(/9/) Voting and investment control over the shares of common stock owned by ChinaVest IV, L.P. and ChinaVest IV-A, L.P. are held by their general partner, ChinaVest Partners IV, a Delaware general partnership, and voting and investment control over the shares of common stock owned by ChinaVest IV-B, L.P. is held by its general partner and investment manager, ChinaVest Management Limited, a Bermuda company, and not by any single individual.

(/10/) Voting and investment control over the shares of common stock owned by Fidelity Ventures Limited, Fidelity International Limited, Fidelity Investors Limited Partnership is held by their general partner and investment manager, Fidelity Investors Management LLC, and not by any single individual.

(/11/) Consists solely of shares of our Series B Preferred Stock, par value
       $0.01 per share, all of which shares are automatically convertible into shares of our common stock on a one-for-one basis upon consummation of this offering. See "Description of Capital Stock-Preferred Stock" for a description of the rights and privileges of the Series B Preferred Stock.

(/12/) Includes 95,000 shares held by the Alan D. Bickell Family Trust which are beneficially owned by Alan D. Bickell.

                         DESCRIPTION OF CAPITAL STOCK

   Our authorized capital stock consists of 60,000,000 shares, comprised of 50,000,000 shares of common stock, par value $0.01 per share, and 10,000,000 shares of preferred stock, par value $0.01 per share, of which 3,000,000 shares have been designated as Series A shares and 5,000,000 shares have been designated as Series B shares. The following summary of certain provisions of the common stock does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of our Certificate of Incorporation and by-laws and by the provisions of applicable Delaware law.

Common Stock

   As of January 31, 2000, there were 25,548,144 shares of common stock outstanding held of record by 114 stockholders. There will be 32,500,297 shares of common stock outstanding, assuming the automatic conversion of all outstanding shares of our Series A and Series B Convertible Preferred Stock, the exercise of all outstanding warrants held by holders of Series A Preferred Stock and no exercise of the underwriters' over-allotment option, after giving effect to the sale of common stock offered to the public hereby. The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. See "Risk Factors--A small number of shareholders will control us after this offering." Subject to preferences that may be applicable to any outstanding shares of our preferred stock, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by the board of directors out of funds legally available for the payment of dividends. See "Dividend Policy". In the event of liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and liquidation preferences of any outstanding shares of preferred stock. Holders of common stock have no preemptive rights or rights to convert their common stock into any other securities. There are no redemption or sinking fund provisions applicable to the common stock.

   All outstanding shares of common stock are fully paid and non-assessable, and the shares of common stock to be outstanding upon completion of this offering will be fully paid and non-assessable.

Preferred Stock

   Our board of directors is authorized to issue from time to time, without stockholder authorization, in one or more designated series, any or all of the authorized but unissued shares of preferred stock of AsiaInfo. Our board is expressly vested with authority to fix by resolution or resolutions the designations and the powers, preferences and participating, optional or other special rights, and qualifications and limitations, including the voting power, dividend rate, conversion rights, redemption prices or liquidation preference of any series of the preferred stock. The rights of the holders of common stock may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future, but will not be affected by the rights of the holders of our Series A and Series B Preferred Stock, as such shares will automatically convert into shares of common stock upon the consummation of this Offering. Issuance of a new series of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of entrenching our board of directors and making it more difficult for a third party to acquire, or discouraging a third party from acquiring a majority of the outstanding voting common stock of AsiaInfo. We have no present plans to issue any shares of or designate any series of preferred stock.

Anti-takeover Effects of Certain Provisions of Our Certificate of
Incorporation and Delaware Law

   We are subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years following the date the person became an interested stockholder, unless (with certain exceptions) the "business combination" or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years prior to the determination of interested stockholder status, did own) 15% or more of a corporation's voting stock. The existence of this provision would be expected to have an anti-takeover effect with respect to transactions not approved in advance by the board of directors, including discouraging takeover attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

Transfer Agent and Registrar

   The transfer agent and registrar for our common stock is The Bank of New
York.

                        SHARES ELIGIBLE FOR FUTURE SALE

   Prior to this offering, there has been no public market for our common stock and there can be no assurance that a significant public market for the common stock will be developed or be sustained after this offering. Sales of substantial amounts of common stock in the public market after this offering, or the possibility of such sales occurring, could adversely affect prevailing market prices for our common stock or our future ability to raise capital through an offering of equity securities.

   After this offering, we will have 37,500,297 outstanding shares of common stock. Of these shares, the 5,000,000 shares offered hereby will be freely tradable in the public market without restriction under the Securities Act, unless such shares are held by our "affiliates", as that term is defined in Rule 144 under the Securities Act.

   The remaining 32,500,297 shares of common stock outstanding upon completion of this offering will be "restricted securities," as that term is defined in Rule 144 ("Restricted Shares"). The Restricted Shares were issued and sold by us in private transactions in reliance upon exemptions from registration under the Securities Act. Restricted Shares may be sold in the public market only if they are registered or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act, which are summarized below.

   Pursuant to certain "lock-up" agreements, each of AsiaInfo, our executive officers, directors, and all holders of Restricted Shares, have agreed not to offer, sell, contract to sell, grant any option to purchase or otherwise dispose of any equity securities of AsiaInfo or any securities convertible into or exchangeable for any such equity securities for a period of 180 days from the date of this prospectus. See "Underwriters".

   On the date of the expiration of the lock-up agreements described below, all Restricted Shares will be eligible for sale, subject to applicable holding periods and certain volume, manner of sale and other limitations under Rule 144.

   Following the expiration of such lock-up periods, the shares issued upon exercise of compensation-related or performance-based options granted by us prior to the date of this prospectus will also be available for sale in the public market pursuant to Rule 701 under the Securities Act. Rule 701 permits resales of such shares up to a given amount of net proceeds within any twelve month period in reliance upon Rule 144, but without compliance with the holding period restrictions of Rule 144.

   In general, under Rule 144 as in effect at the closing of this offering, beginning 90 days after the date of this prospectus, a person (or persons whose shares of we are aggregated) who has beneficially owned Restricted Shares for at least one year (including the holding period of any prior owner who is not our affiliate) would be entitled to sell within any three month period a number of shares that does not exceed the greater of (i) one percent of the then outstanding shares of common stock (approximately shares immediately after this offering) or (ii) the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a Form 144 with respect to such sale.

   Sales under Rule 144 are also subject to certain manner of sale and notice requirements and to the availability of current public information about us. Under Rule 144(k), a person who is not deemed to have been our affiliate at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years (including the holding period of any prior owner who is not our affiliate) is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

   We intend to file after the effective date of this offering a registration statement on Form S-8 to register approximately 10,713,111 shares of common stock reserved for issuance under our stock option plans. Such registration statement will become effective automatically upon filing. Shares issued under the foregoing plan, after the filing of a registration statement on Form S-8, may be sold in the open market, subject, in the case of certain holders, to the Rule 144 limitations applicable to affiliates, the above-referenced lock-up agreements and vesting restrictions imposed by us.

   In connection with the December 1997 private placement of Series A Preferred Stock, we entered into a registration rights agreement dated December 29, 1997, with the Series A Investors. The registration rights agreement grants one demand registration right and piggyback registration rights with respect to all the shares sold to the Series A Investors, including the shares of common stock issuable upon conversion of the Series A Convertible Preferred Stock. As of the date of this prospectus such registration rights cover a total of 4,321,728 shares of common stock.

   On August 31, 1999, in connection with the August 1999 private placement of Series B Preferred Stock, we entered into a registration rights agreement with Intel Pacific, Inc. The registration rights agreement grants Intel Pacific, Inc. one demand registration right and piggyback registration rights with respect to all the shares sold to Intel Pacific, Inc. in the private placement, including the shares of common stock issuable upon conversion of the Series B Convertible Preferred Stock. As of the date of this prospectus such registration rights cover a total of 2,630,425 shares of common stock.

   On November 16, 1999, in connection with the sale by certain employees and founding stockholders of AsiaInfo of shares of common stock, we entered into a registration rights agreement with twelve institutional purchasers of such shares. The registration rights agreement grants the purchasers one demand registration right and piggyback registration rights with respect to an aggregate of 815,790 shares of common stock.

   The foregoing registration rights relate only to the registration of the shares under the Securities Act. The piggyback registration rights granted provide that if we propose to register any of our securities under the Securities Act, either for our own account or the account of other stockholders, the holders of the shares under the registration rights agreement are entitled to notice of such registration and are entitled to include their shares in the registration. In addition, the demand registration rights granted provide that the holders may request that we register the shares under the Securities Act under certain circumstances. The holders' rights with respect to all these registrations are subject to certain conditions, including the right of the underwriters of any of these offerings to limit the number of shares included in any of these registrations.

                                   TAXATION

United States Federal Income Taxation

   General

   The following summary is based on the advice of Clifford Chance Rogers & Wells LLP and, subject to the limitations stated below, describes certain of the material U.S. federal income tax consequences resulting from the purchase, ownership and disposition of the shares. This summary does not purport to consider all the possible U.S. federal tax consequences of the purchase, ownership and disposition of the Shares and is not intended to reflect the individual tax position of any beneficial owner thereof. The summary is based upon the Internal Revenue Code of 1986, as amended (the "Code"), its legislative history, existing and proposed U.S. Treasury regulations promulgated thereunder, published rulings by the U.S. Internal Revenue Service ("IRS") and court decisions, all in effect as of the date hereof, all of which authorities are subject to change or differing interpretations, which changes or differing interpretations could apply retroactively. This summary is limited to investors who hold the Shares as "capital assets" within the meaning of section 1221 of the Code (i.e., generally, property held for investment) and does not purport to deal with investors in special tax situations, such as financial institutions, tax exempt organizations, insurance companies, regulated investment companies, dealers in securities or currencies, persons holding shares as a hedge against currency risks or as a position in a "straddle," "conversion transaction," or "constructive sale" transaction for tax purposes, or persons whose functional currency (as defined in section 985 of the Code) is not the U.S. dollar. The summary does not include any description of the tax laws of any state, local or foreign governments that may be applicable to the notes or the holders thereof.

   Prospective purchasers of the shares should consult their own tax advisors concerning the application of U.S. federal income tax laws to their particular situations as well as any consequences of the purchase, ownership and disposition of the shares arising under the laws of any other taxing jurisdiction.

   As used herein, the term "U.S. Holder" means a beneficial owner of Shares who or which is (i) an individual who is a citizen or resident of the United States, (ii) a corporation created or organized in or under the laws of the United States or of any state thereof (including the District of Columbia), or
(iii) any other person who is subject to U.S. federal income taxation on a net income basis with respect to the Shares. As used herein, the term "Non-U.S. Holder" means a beneficial owner of Shares that is not a U.S. Holder. In the case of a beneficial owner of Shares that is a partnership for U.S. federal income tax purposes, each partner will take into account its allocable share of income or loss from the Shares, and will take such income or loss into account under the rules of taxation applicable to such partner, taking into account the activities of the partnership and the partner.

   U.S. Holders of Shares

   Taxation of Distributions. A U.S. Holder generally will be required to include in gross income as ordinary dividend income the amount of any distributions paid on the Shares to the extent that such distributions are paid out of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Such dividends will generally qualify for the dividends-received deduction available to certain U.S. corporations. Distributions in excess of our earnings and profits will be applied against and will reduce the U.S. Holder's tax basis in its Shares and, to the extent in excess of such tax basis, will be treated as gain from a sale or exchange of such Shares.

   Sale or Other Disposition of Shares. In general, upon the sale or other disposition of Shares, a U.S. Holder generally will recognize gain or loss equal to the difference between the amount realized on such sale or disposition and the U.S. Holder's adjusted tax basis in the Shares. A U.S. Holder's tax basis in its Shares will generally equal its purchase price of such Shares. Gain recognized by a U.S. Holder generally will be capital gain and will be short-term capital gain if such U.S. Holder held the Shares for one year of less or long-term capital gain if such U.S. Holder held the Shares for more than one year. Short-term capital gain recognized by an individual U.S. Holder is taxed at the regular income tax rates, while long-term capital gain is generally subject to tax at a maximum rate of 20%. U.S. Holders that are corporations are taxed on their net capital gains at the regular corporate income tax rates.

   Non-U.S. Holders of Shares

   Taxation of Distributions. In general, subject to the discussion below of special rules that may apply to certain Non-U.S. Holders and the discussion below of backup withholding, payments of dividends to Non-U.S. Holders will be subject to U.S. withholding tax at a rate of 30% unless such rate is reduced under an applicable income tax treaty. Non-U.S. Holders are urged to consult their own tax advisors with respect to their eligibility, if any, for a reduced rate of U.S. withholding tax under a tax treaty.

   Sale or Other Disposition of Shares. In general, subject to the discussion below of special rules that may apply to certain Non-U.S. Holders and the discussion below of backup withholding, (a) payments of sale proceeds by us or any paying agent to a Non-U.S. Holder will not be subject to U.S. federal income or withholding tax and (b) gain realized by a Non-U.S. Holder on the sale or other disposition of the Shares will not be subject to U.S. federal income tax or withholding tax.

   Special rules may apply in the case of Non-U.S. Holders (i) that are engaged in a United States trade or business, (ii) that are former citizens or long-term residents of the United States, "controlled foreign corporations," "foreign personal holding companies," corporations which accumulate earnings to avoid U.S. federal income tax, and certain foreign charitable organizations, each within the meaning of the Code, or (iii) certain non-resident alien individuals who are present in the U.S. for 183 days or more during a taxable year and meet certain other conditions. Such Non-U.S. Holders are urged to consult their own tax advisors before purchasing the Shares.

   Backup Withholding and Information Reporting

   For each calendar year in which the Shares are outstanding, each Depository Trust Company participant or indirect participant holding Shares on behalf of a beneficial owner of Shares and each paying agent making payments in respect of Shares will generally be required to provide the IRS with certain information, including such beneficial owner's name, address, taxpayer identification number (either such beneficial owner's Social Security number, its employer identification number or its IRS individual taxpayer identification number, as the case may be), and the aggregate amount of dividends and sale proceeds paid to such beneficial owner during the calendar year. These reporting requirements, however, do not apply with respect to certain beneficial owners, including Non-U.S. Holders who file IRS Form W-8 (or successor Form W-8BEN) as described below, corporations, securities broker-dealers, other financial institutions, tax-exempt organizations, qualified pension and profit sharing trusts and individual retirement accounts.

   In the event that a beneficial owner of Shares fails to establish its exemption from such information reporting requirements or is subject to the reporting requirements described above and fails to supply its correct taxpayer identification number in the manner required by applicable law, or underreports its tax liability, as the case may be, the DTC participant or indirect participant holding such interest on behalf of such beneficial owner or paying agent making payments in respect of Shares may be required to "backup" withhold a tax equal to 31% of each payment of interest and sale proceeds with respect to Shares. This backup withholding tax is not an additional tax and may be credited against the beneficial owner's U.S. federal income tax liability if the required information is furnished to the IRS. Compliance with the identification procedures contained in IRS Form W-8 (or successor Form W-8BEN) will establish an exemption from information reporting and backup withholding for those Non-U.S. Holders who are not exempt recipients.

   The Treasury Department issued final regulations relating to withholding, information reporting and backup withholding that unify current certification procedures and forms and clarify reliance standards (the "Regulations"). The Regulations generally will be effective with respect to payments made after December 31, 2000. Prospective purchasers of the Shares should consult their own tax advisors concerning the effect of the Regulations on their purchase, ownership and disposition of the Shares.

                                 UNDERWRITERS

   Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. Incorporated, Deutsche Bank Securities Inc. and Donaldson, Lufkin & Jenrette Securities Corporation are acting as representatives, have severally agreed to purchase, and AsiaInfo has agreed to sell to them, severally, the number of shares indicated below:

Name                                                            Number of Shares
----                                                            ----------------
  Morgan Stanley & Co. Incorporated............................
  Deutsche Bank Securities Inc.................................
  Donaldson, Lufkin & Jenrette Securities Corporation..........
                                                                   ---------
    Total......................................................    5,000,000
                                                                   =========

   The underwriters are offering the shares of common stock subject to their acceptance of the shares from AsiaInfo and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to specified conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters' over-allotment option described below.

   The underwriters initially propose to offer part of the shares of common stock directly to the public at the public offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents
a concession not in excess of $   a share under the public offering price. Any
underwriter may allow, and such dealers may reallow, a concession not in
excess of $   a share to other underwriters or to certain dealers. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.

   AsiaInfo has granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 750,000 additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter's name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table. If the underwriters' option is exercised in full, the total price to the public would
be $  , the total underwriters' discounts and commissions would be $   and
total proceeds to AsiaInfo would be $  .

   The underwriters have informed AsiaInfo that they do not intend sales to discretionary accounts to exceed five percent of the total number of shares of common stock offered by them.

   We have filed an application to have our shares of the common stock approved for quotation, subject to official notice of issuance, on the NASDAQ National Market under the symbol "ASIA."

   Each of AsiaInfo and the directors, executive officers and stockholders and option holders of AsiaInfo have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, they will not (and will not publicly announce any intention to), during the period ending 180 days after the date of this prospectus:

  . offer, pledge, sell, offer to sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of directly or indirectly, any shares of common stock or any securities convertible into, or exercisable or exchangeable for, common stock owned by them; or

  . enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock;

   whether any transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise.

   The restrictions described in this paragraph do not apply to:

  .  the sale of shares to the underwriters; or

  . the issuance by AsiaInfo of shares of common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing and which to the Company's knowledge, after due inquiry, that the person to whom such shares are issued, will not sell or otherwise dispose of these shares in contravention of any lock-up agreement.

   In order to facilitate the offering of the shares of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the shares of the common stock. Specifically, the underwriters may over-allot in connection with the offering, creating a short position in the common stock for their own account. In addition, to cover over-allotments or to stabilize the price of the common stock, the underwriters may bid for, and purchase, shares of common stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in the offering, if the syndicate repurchases previously distributed common stock in transactions to cover syndicate short positions, in stabilization transactions or otherwise. The underwriters have reserved the right to reclaim selling concessions in order to encourage underwriters and dealers to distribute the common stock for investment, rather than short-term profit taking. Increasing the proportion of the offering held for investment may reduce the supply of common stock available for short-term trading. Any of these activities may stabilize or maintain the market price of the common stock above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

   AsiaInfo and the underwriters have agreed to indemnify each other against certain losses, claims, damages or liabilities, including liabilities under the Securities Act.

   On November 16, 1999, Morgan Stanley Dean Witter Equity Funding Inc. ("MSDW Equity Funding"), an affiliate of Morgan Stanley & Co. Incorporated, purchased 131,579 shares of common stock from certain selling shareholders of AsiaInfo at $7.60 per share. In connection with the purchase, MSDW Equity Funding and AsiaInfo, among others, have entered into a registration rights agreement, pursuant to which MSDW Equity Funding, with other investors, will be offered the opportunity to register their shares, subject to certain specified conditions, if AsiaInfo proposes to file a registration statement under the Securities Act with respect to an offering by AsiaInfo for its own account or for the account of any security holder of any class of AsiaInfo's common or preferred stock or a registration statement filed in connection with an exchange offer. As at the date of this prospectus, MSDW Equity Funding holds less than 1% of AsiaInfo's common stock. The shares held by MSDW Equity Funding will be restricted from sale, transfer, assignment or by hypothecation for a period of one year from the closing of this offering.

   At our request, the underwriters have reserved for sale up to 7% of the common stock to be issued by us and offered for sale in this offering, at the initial public offering price, to directors, officers, employees, business associates and persons otherwise related to AsiaInfo. The number of shares of common stock available for sale to the general public will be reduced to the extent these persons purchase reserved shares. Any reserved shares which are not purchased will be offered by the underwriters to the general public on the same basis as the other shares offered in this offering.

   Each of the underwriters has agreed that it will not offer, sell or deliver any of the shares of common stock, or the Shares, offered by this prospectus, directly or indirectly, or distribute this prospectus or any other offering material relating to the Shares, in or from any jurisdiction except under circumstances that will result in compliance with the applicable laws and regulations thereof.

   The Shares have not been and will not be registered under the Securities and Exchange Law of Japan. Each underwriter has represented and agreed that it has not offered or sold, and it will not offer or sell, directly or indirectly, any of the Shares in or to or for the benefit of residents of Japan or to any persons for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan except pursuant to an exemption from the registration requirements of the Securities and Exchange Law available thereunder and in compliance with the other relevant laws and regulations of Japan.

   Each underwriter has represented and agreed that (a) it has not offered or sold and will not offer or sell any Shares to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principle or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 (as amended) or Part IV of the Financial Services Act 1986, (b) it has complied and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to the Shares in, from or otherwise involving the United Kingdom and (c) it has only issued or passed on and will only issue or pass on in the United Kingdom any document received by it in connection with the issue of the Shares to a person who is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996 (as amended) or is a person to whom such document may otherwise lawfully be issued or passed on.

   Each underwriter has represented and agreed that (a) it has not offered or sold and will not offer to sell in Hong Kong, by means of any document, any Shares other than to persons whose ordinary business it is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance of Hong Kong and (b) unless it is a person permitted to do so under the securities laws of Hong Kong, it has not issued or had in its possession for the purpose of issue and will not issue or have in its possession for the purpose of issue any advertisement, invitation or document relating to the Shares other than with respect to Shares intended to be disposed of to persons outside Hong Kong or to be disposed of in Hong Kong only to persons whose business involves the acquisition, disposal or holding of securities whether as principal or agent.

   For the purposes of the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange, the Shares are regarded as "selectively marketed securities," which means that the offer and sale of the Shares is restricted such that they are marketed to or placed with a number of registered dealers or financial institutions either with a view to their reselling the Shares as principals off-market and that the Shares are of such a nature that nearly all of them will normally be purchased and traded by a limited number of investors who are particularly knowledgeable in investment matters or placing the Shares with a limited number of such investors. The underwriters reserve the right to withdraw, cancel or modify such offer without notice and to reject any order in whole or in part.

   Each underwriter has agreed that it has not and will not offer or sell any Shares or distribute any document or other material relating to the Shares, either directly or indirectly, to the public or any member of the public in Singapore other than (i) to an institutional investor or other person specified in Section 106C of the Companies Act, Chapter 50 of Singapore (the "Singapore Companies Act"); (ii) to a sophisticated investor, and in accordance with the conditions specified in Section 106D of the Singapore Companies Act; or (iii) otherwise pursuant to, and in accordance with the conditions of, any other provision of the Singapore Companies Act. A copy of this prospectus has been lodged with the Registrar of Companies ad Businesses in Singapore as an information memorandum for the purposes of Section 106D of the Singapore Companies Act. The Registrar of Companies and Businesses in Singapore takes no responsibility as to the contents of this document.

   Each underwriter has agreed that it has not offered or sold and will not offer or sell any Shares and has not distributed and will not distribute any document or other material in connection with the Shares, either directly or indirectly in the People's Republic of China in connection with this offering or at anytime thereafter.

   Prior to this offering, there has been no public market for the common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. Among the factors to be considered in determining the initial public offering price will be the future prospects of AsiaInfo and its industry in general, sales, earnings and certain other financial operating information of AsiaInfo in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to those of AsiaInfo. The estimated initial public offering price range set forth on the cover page of this preliminary prospectus is subject to change as a result of market conditions and other factors.

                                 LEGAL MATTERS

   The validity of the shares and certain other legal matters will be passed upon for us by Clifford Chance Rogers & Wells LLP. Certain legal matters will be passed upon for the underwriters by Milbank, Tweed, Hadley & McCloy LLP, Hong Kong. Certain matters relating to Chinese law will be passed upon for us and the underwriters by Haiwen & Partners and Commerce & Finance Law Offices, respectively.

                                    EXPERTS

   The consolidated financial statements of AsiaInfo as of December 31, 1998 and 1999 and for each of the years in the three-year period ended December 31, 1999, have been audited by Deloitte Touche Tohmatsu, independent auditors, as stated in their report appearing herein and have been so included in reliance upon the report of that firm given upon their authority as experts in accounting and auditing.

   The financial statements of AI Zhejiang as of December 31, 1997 and 1998, and for each of the years then ended, have been audited by Deloitte Touche Tohmatsu Shanghai CPA, independent auditors, as stated in their report appearing herein and have been so included in reliance upon the report of that firm given upon their authority as experts in accounting and auditing.

                      ENFORCEABILITY OF CIVIL LIABILITIES

   AsiaInfo is incorporated in the State of Delaware. However, a majority of AsiaInfo's directors, executive officers and shareholders and some of the experts named in this prospectus live outside the United States, principally in Hong Kong and Beijing, China. Also, all or most of our assets are located outside the United States. As a result, you may not be able to:

  . effect service of process upon us or these persons within the United States, or

  . enforce against us or these persons in United States courts, judgments obtained in United States courts, including judgments relating to the federal securities laws of the United States.

   Haiwen & Partners, AsiaInfo's Chinese counsel, have advised us that there is doubt as to whether Chinese courts will enforce judgments of United States courts based only upon the civil liability provisions of the federal securities laws of the United States or the securities laws of any state of the United States.

   We have appointed James Zhang, the General Manager of our Santa Clara, California office, as our agent to receive service of process with respect to any action brought against us in a court of proper jurisdiction in the United States.

                   ADDITIONAL FILING AND COMPANY INFORMATION

   We have filed a registration statement on Form S-1 with the Commission. This prospectus, which is a part of the registration statement, does not contain all of the information included in the registration statement. Certain information is omitted and you should refer to the registration statement and its exhibits. You may review a copy of the registration statement, including exhibits, at the Commission's public reference room at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 or Seven World Trade Center, 13th Floor, New York, New York 10048 or Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Please call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms.

   We will also file annual, quarterly and current reports, proxy statements and other information with the Commission. You may read and copy any reports, statements or other information on file at the public reference rooms. You can also request copies of these documents, for a copying fee, by writing to the Commission.

   Our Commission filings and the registration statement can also be reviewed by accessing the Commission's Internet site at http://www.sec.gov, which contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

                         INDEX TO FINANCIAL STATEMENTS

ASIAINFO HOLDINGS, INC.

Independent auditors' report..............................................  F-2

Consolidated balance sheets as of December 31, 1998 and 1999..............  F-3

Consolidated statements of operations for the years ended December 31,
 1997, 1998 and 1999......................................................  F-4

Consolidated statements of stockholders' equity and comprehensive income
 (loss) for the years ended December 31, 1997, 1998 and 1999..............  F-5

Consolidated statements of cash flows for the years ended December 31,
 1997, 1998 and 1999......................................................  F-7

Notes to consolidated financial statements................................  F-9

ZHEJIANG ASIAINFO TELECOMMUNCATION TECHNOLOGY CO., LTD.

Independent auditors' report.............................................. F-28

Balance sheets as of December 31, 1997 and 1998........................... F-29

Statements of operations for the years ended December 31, 1997 and 1998... F-30

Statements of owner's equity for the years ended December 31, 1997 and
 1998..................................................................... F-31

Statements of cash flows for the years ended December 31, 1997 and 1998... F-32

Notes to financial statements............................................. F-33

PRO FORMA FINANCIAL INFORMATION

Unaudited pro forma financial information basis of presentation........... F-37

Unaudited pro forma statement of operations for the year ended December
 31, 1999................................................................. F-38

                         INDEPENDENT AUDITORS' REPORT

   To the Stockholders and Board of Directors of AsiaInfo Holdings, Inc.:

   We have audited the accompanying consolidated balance sheets of AsiaInfo Holdings, Inc. and its subsidiaries as of December 31, 1998 and 1999, and the related consolidated statements of operations, stockholders' equity and comprehensive income (loss), and cash flows for the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and its subsidiaries at December 31, 1998 and 1999, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1999 in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte Touche Tohmatsu
Hong Kong
January 24, 2000

                            ASIAINFO HOLDINGS, INC.

                          CONSOLIDATED BALANCE SHEETS
                                (In US dollars)

                                                           December 31,
                                                      ------------------------
                                                         1998         1999
                                                      -----------  -----------
                       ASSETS
Current Assets:
  Cash and cash equivalents.......................... $ 9,749,374  $25,403,884
  Restricted cash....................................   6,000,000   12,189,794
  Accounts receivable, trade (net of allowance for
   doubtful accounts of $62,685 and $640,269 at
   December 31, 1998 and 1999, respectively).........  23,292,881   21,928,036
  Inventories........................................     566,383    2,908,426
  Amount due from a related party....................     781,686           --
  Other receivables..................................   1,349,034    1,346,884
  Deferred income taxes..............................      16,266       25,117
  Deferred offering costs............................          --      401,607
  Prepaid expenses and other current assets..........   1,049,246      568,825
                                                      -----------  -----------
    Total current assets.............................  42,804,870   64,772,573
Property, plant, and equipment--net..................   1,745,354    2,183,545
Goodwill, at cost less accumulated amortization......     421,417    4,302,633
Deferred income taxes................................     387,238      168,228
                                                      -----------  -----------
    Total Assets..................................... $45,358,879  $71,426,979
                                                      ===========  ===========
        LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
  Short-term bank loans.............................. $ 5,677,130  $ 9,698,882
  Accounts payable...................................  10,117,535   11,867,188
  Deferred revenue...................................   3,583,569      495,470
  Other payables.....................................     114,718      360,968
  Accrued employee benefit...........................   2,615,028    4,810,650
  Accrued expenses...................................   1,604,277    1,930,145
  Other taxes payable................................   2,043,194    2,295,030
  Income taxes payable...............................     292,468      180,475
                                                      -----------  -----------
    Total current liabilities........................  26,047,919   31,638,808
                                                      -----------  -----------
Minority interest....................................      64,279           --
                                                      -----------  -----------
Commitments and contingencies (Note 12)
Stockholders' Equity:
  Convertible preferred stock:
  Series A: 3,000,000 shares authorized; $0.01 par
   value; 2,160,864 shares issued and outstanding
   (aggregate liquidation value $18,000,000).........      21,609       21,609
  Series B: 5,000,000 shares authorized at December
   31, 1999; $0.01 par value; 2,630,425 shares issued
   and outstanding (aggregate liquidation value
   $20,000,000)......................................          --       26,304
  Common stock, 50,000,000 shares authorized, $0.01
   par value, shares issued and outstanding: 1998,
   14,160,002; 1999, 25,532,144......................     141,600      255,321
  Additional paid-in capital.........................  17,667,474   46,118,424
  Deferred stock compensation........................    (783,334)  (3,865,373)
  Retained earnings (accumulated deficit)............   2,180,828   (2,764,854)
  Accumulated other comprehensive income (loss)......      18,504       (3,260)
                                                      -----------  -----------
    Total stockholders' equity.......................  19,246,681   39,788,171
                                                      -----------  -----------
    Total Liabilities and Stockholders' Equity....... $45,358,879  $71,426,979
                                                      ===========  ===========

                See notes to consolidated financial statements.

                            ASIAINFO HOLDINGS, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                                (In US dollars)

                                              Years Ended December 31,
                                         -------------------------------------
                                            1997         1998         1999
                                         -----------  -----------  -----------
Revenues:
 Network solutions.....................  $36,508,751  $41,964,244  $53,785,805
 Software license......................      774,684    2,258,148    6,494,008
                                         -----------  -----------  -----------
 Total revenues........................   37,283,435   44,222,392   60,279,813
                                         -----------  -----------  -----------
Cost of revenues:
 Network solutions.....................   29,551,059   32,188,695   41,958,770
 Software license......................        4,819          819        3,814
                                         -----------  -----------  -----------
 Total cost of revenues................   29,555,878   32,189,514   41,962,584
                                         -----------  -----------  -----------
Gross profit...........................    7,727,557   12,032,878   18,317,229
                                         -----------  -----------  -----------
Operating expenses:
 Sales and marketing...................      835,268    2,408,031    8,768,155
 General and administrative............    6,166,993    6,463,454    8,166,900
 Research and development..............      393,468    1,435,487    2,838,188
 Amortization of deferred stock
  compensation.........................    1,045,333    1,045,333    3,507,678
                                         -----------  -----------  -----------
 Total operating expenses..............    8,441,062   11,352,305   23,280,921
                                         -----------  -----------  -----------
(Loss) income from operations..........     (713,505)     680,573   (4,963,692)
                                         -----------  -----------  -----------
Other income (expense):
 Interest income.......................      173,601      758,533      827,157
 Interest expense......................     (184,998)    (394,398)    (617,867)
 Other income, net.....................       43,043      113,532      142,504
                                         -----------  -----------  -----------
 Total other income, net...............       31,646      477,667      351,794
                                         -----------  -----------  -----------
(Loss) income before income taxes and
 minority interests....................     (681,859)   1,158,240   (4,611,898)
Income tax expense (benefit)...........      267,000     (255,504)     383,226
                                         -----------  -----------  -----------
(Loss) income before minority
 interests.............................     (948,859)   1,413,744   (4,995,124)
Minority interests in loss of
 consolidated subsidiaries.............      566,840      122,066       84,131
Equity in loss of affiliate............          --           --       (34,689)
                                         -----------  -----------  -----------
Net (loss) income......................  $  (382,019) $ 1,535,810  $(4,945,682)
                                         ===========  ===========  ===========
Net (loss) income per share:
 Basic.................................  $     (0.03) $      0.11  $     (0.34)
                                         ===========  ===========  ===========
 Diluted...............................  $     (0.03) $      0.05  $     (0.34)
                                         ===========  ===========  ===========
Shares used in computation:
 Basic.................................   13,530,000   13,616,412   14,630,145
                                         ===========  ===========  ===========
 Diluted...............................   13,530,000   31,765,534   14,630,145
                                         ===========  ===========  ===========
Pro forma net loss per share (note 3):
 Basic.................................                            $     (0.25)
                                                                   ===========
 Diluted...............................                            $     (0.25)
                                                                   ===========
Shares used in pro forma computation
 (note 3):
 Basic.................................                             19,611,406
                                                                   ===========
 Diluted...............................                             19,611,406
                                                                   ===========

                See notes to consolidated financial statements.

                            ASIAINFO HOLDINGS, INC.

   CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME
                                    (LOSS)
                                (In US dollars)

                      Convertible                                                        Retained    Accumulated      Total
                    preferred stock      Common stock       Additional     Deferred      earnings       other     stockholders'
                   ----------------- ---------------------    paid-in       stock      (accumulated comprehensive    equity
                    Shares   Amount    Shares      Amount     capital    compensation    deficit)   income (loss) (deficiency)
                   --------- ------- -----------  --------  -----------  ------------  ------------ ------------- -------------
Balance at
January 1, 1997..         -- $    --  13,680,880  $136,809   $3,073,716  $(2,874,000)   $1,027,037    $(30,573)     $1,332,989
Comprehensive
loss:
 Net loss........         --      --          --        --           --           --      (382,019)         --        (382,019)
 Other
 comprehensive
 income, net of
 tax:
 Foreign currency
 translation
 adjustments.....         --      --          --        --           --           --            --      72,556          72,556
 Unrealized gain
 on investment...         --      --          --        --           --           --            --         871             871
 Comprehensive
 loss............         --      --          --        --           --           --            --          --              --
Proceeds received
on issuance of
convertible
preferred stock..  1,860,744  18,608          --        --   15,481,392           --            --          --      15,500,000
Issuance cost....         --      --          --        --   (1,502,368)          --            --          --      (1,502,368)
Issuance of stock
on exercise of
employee stock
options..........         --      --     451,000     4,510      107,141           --            --          --         111,651
Transfer to
convertible
preferred stock..    300,120   3,001    (300,120)   (3,001)          --           --            --          --              --
Amortization of
deferred stock
compensation.....         --      --          --        --           --    1,045,333            --          --       1,045,333
                   --------- ------- -----------  --------  -----------  -----------    ----------    --------     -----------
Balance at
December 31,
1997.............  2,160,864  21,609  13,831,760   138,318   17,159,881   (1,828,667)      645,018      42,854      16,179,013
Comprehensive
income:
 Net income......         --      --          --        --           --           --     1,535,810          --       1,535,810
 Other
 comprehensive
 loss, net of
 tax:
 Foreign currency
 translation
 adjustments.....         --      --          --        --           --           --            --     (24,350)        (24,350)
 Comprehensive
 income..........         --      --          --        --           --           --            --          --              --
Issuance of stock
on conversion of
convertible
loan.............         --      --     153,242     1,532      508,468           --            --          --         510,000
Issuance of stock
on exercise of
employee stock
options..........         --      --     175,000     1,750         (875)          --            --          --             875
Amortization of
deferred stock
compensation.....         --      --          --        --           --    1,045,333            --          --       1,045,333
                   --------- ------- -----------  --------  -----------  -----------    ----------    --------     -----------
Balance at
December 31,
1998.............  2,160,864 $21,609  14,160,002  $141,600  $17,667,474  $  (783,334)   $2,180,828    $ 18,504     $19,246,681
                   Comprehensive
                   income (loss)
                   -------------
Balance at
January 1, 1997..
Comprehensive
loss:
 Net loss........   $ (382,019)
 Other
 comprehensive
 income, net of
 tax:
 Foreign currency
 translation
 adjustments.....       72,556
 Unrealized gain
 on investment...          871
                   -------------
 Comprehensive
 loss............   $ (308,592)
                   =============
Proceeds received
on issuance of
convertible
preferred stock..
Issuance cost....
Issuance of stock
on exercise of
employee stock
options..........
Transfer to
convertible
preferred stock..
Amortization of
deferred stock
compensation.....
Balance at
December 31,
1997.............
Comprehensive
income:
 Net income......    1,535,810
 Other
 comprehensive
 loss, net of
 tax:
 Foreign currency
 translation
 adjustments.....      (24,350)
                   -------------
 Comprehensive
 income..........   $1,511,460
                   =============
Issuance of stock
on conversion of
convertible
loan.............
Issuance of stock
on exercise of
employee stock
options..........
Amortization of
deferred stock
compensation.....
Balance at
December 31,
1998.............

                            ASIAINFO HOLDINGS, INC.

   CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME
                                    (LOSS)
                          (In US dollars)--Continued

                      Convertible                                                     Retained     Accumulated
                    preferred stock     Common stock     Additional     Deferred      earnings        other         Total
                   ----------------- -------------------   paid-in       stock      (accumulated  comprehensive stockholders'
                    Shares   Amount    Shares    Amount    capital    compensation    deficit)    income (loss)    equity
                   --------- ------- ---------- -------- -----------  ------------  ------------  ------------- -------------
Comprehensive
loss:
 Net loss........         -- $    --         -- $     -- $        --  $        --   $(4,945,682)     $    --      (4,945,682)
 Other
 comprehensive
 income, net of
 tax:
 Foreign currency
 translation
 adjustments.....         --      --         --       --          --           --            --      (21,764)        (21,764)
 Comprehensive
 loss............         --      --         --       --          --           --            --           --              --
Issue of common
stock............         --      --    437,500    4,375   1,876,875           --            --           --       1,881,250
Proceeds received
on issuance of
convertible
preferred stock..  2,630,425  26,304         --       --  19,973,696           --            --           --      20,000,000
Issuance cost....         --      --         --       --    (150,000)          --            --           --        (150,000)
Issuance of stock
on exercise of
employee stock
options..........         --      --  1,485,416   14,854     207,808           --            --           --         222,662
Warrants
exercised........         --      --  9,449,226   94,492     (47,146)          --            --           --          47,346
Deferred stock
compensation.....         --      --         --       --   6,589,717   (6,589,717)           --           --              --
Amortization of
deferred stock
compensation.....         --      --         --       --          --    3,507,678            --           --       3,507,678
                   --------- ------- ---------- -------- -----------  -----------   -----------      -------     -----------
Balance at
December 31,
1999.............  4,791,289 $47,913 25,532,144 $255,321 $46,118,424  $(3,865,373)  $(2,764,854)     $(3,260)    $39,788,171
                   ========= ======= ========== ======== ===========  ===========   ===========      =======     ===========
                   Comprehensive
                   income (loss)
                   -------------
Comprehensive
loss:
 Net loss........   $(4,945,682)
 Other
 comprehensive
 income, net of
 tax:
 Foreign currency
 translation
 adjustments.....       (21,764)
                   -------------
 Comprehensive
 loss............   $(4,967,446)
                   =============
Issue of common
stock............
Proceeds received
on issuance of
convertible
preferred stock..
Issuance cost....
Issuance of stock
on exercise of
employee stock
options..........
Warrants
exercised........
Deferred stock
compensation.....
Amortization of
deferred stock
compensation.....
Balance at
December 31,
1999.............

                See notes to consolidated financial statements.

                            ASIAINFO HOLDINGS, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                (In US dollars)

                                                Years Ended December 31,
                                           ------------------------------------
                                              1997        1998         1999
                                           ----------  -----------  -----------
Cash flows from operating activities:
 Net (loss) income.......................  $ (382,019) $ 1,535,810  $(4,945,682)
 Adjustments to reconcile net (loss)
  income to net cash (used in) provided
  by operating activities:
 Depreciation............................     219,386      351,175      620,499
 Amortization of goodwill................          --       46,824      785,050
 Amortization of deferred stock
  compensation...........................   1,045,333    1,045,333    3,507,678
 Deferred income taxes...................      17,000     (365,504)     210,159
 Minority interest in loss of
  subsidiaries...........................    (566,840)    (122,066)     (84,131)
 Equity in loss of affiliate.............          --           --       34,689
 Loss on disposal of property, plant, and
  equipment..............................          --           --       48,574
 Gain on sale of business................          --           --     (165,932)
 Bad debt expense........................     753,839           --      839,552
 Changes in operating assets and
  liabilities:
  Restricted cash........................          --   (6,000,000)  (6,189,794)
  Accounts receivable....................  (7,044,478) (11,848,910)   2,175,416
  Inventories............................     916,486      885,318   (2,353,513)
  Amount due from a related party........          --     (781,685)      57,048
  Other receivables......................    (320,164)    (160,332)     739,791
  Deferred offering costs................         --           --      (401,607)
  Prepaid expenses and other current
   assets................................    (258,973)     (92,889)     294,291
  Accounts payable.......................   3,993,303    4,056,441     (293,023)
  Deferred revenue.......................   2,034,687     (160,861)  (3,193,024)
  Other payables.........................      22,791     (399,174)    (351,725)
  Accrued employee benefit...............     711,542    1,334,758    2,231,243
  Accrued expenses.......................     783,808      174,451      265,908
  Other taxes payable....................   2,023,974   (1,575,764)     251,145
  Income taxes payable...................     119,524       34,969     (111,993)
                                           ----------  -----------  -----------
Net cash provided by (used in) operating
 activities..............................   4,069,199  (12,042,106)  (6,029,381)
                                           ----------  -----------  -----------
Cash flows from investing activities:
 Purchases of property, plant, and
  equipment..............................    (270,638)  (1,006,980)  (1,002,550)
 Purchases of the remaining equity
  interest of a subsidiary (net of cash
  acquired)..............................          --     (169,571)          --
 Proceeds on disposal of property, plant,
  and equipment..........................      42,271       43,708           --
 Purchase of a subsidiary................          --           --   (1,297,184)
 Prepayment for acquisition of a
  subsidiary.............................          --     (400,000)          --
 Proceeds from disposal of AI Data (net
  of cash disposed)......................          --           --      135,626
                                           ----------  -----------  -----------
Net cash used in investing activities....    (228,367)  (1,532,843)  (2,164,108)
                                           ----------  -----------  -----------

                See notes to consolidated financial statements.

                            ASIAINFO HOLDINGS, INC.

                                (In US dollars)

                                               Years Ended December 31,
                                          -------------------------------------
                                             1997         1998         1999
                                          -----------  -----------  -----------
Cash flows from financing activities:
 Net proceeds from issuance of
  convertible preferred stock...........  $13,997,632  $        --  $19,850,000
 Increase in short-term bank loans......    2,416,000    9,464,044   16,172,865
 Repayment of short-term bank loans.....     (964,064)  (7,280,114) (12,313,843)
 Convertible loan.......................      250,000           --           --
 Proceeds on exercise of stock options..      111,651          875       81,015
 Payable to stockholders................    2,191,790   (2,191,790)          --
 Warrants exercised.....................           --           --       47,346
 Repurchase of minority interest........           --     (712,018)          --
                                          -----------  -----------  -----------
Net cash provided by (used in) financing
 activities.............................   18,003,009     (719,003)  23,837,383
                                          -----------  -----------  -----------
Net increase (decrease) in cash and cash
 equivalents:                              21,843,841  (14,293,952)  15,643,894
Cash and cash equivalents at beginning
 of year................................    2,220,891   24,065,882    9,749,374
Effect of exchange rate changes on cash
 and cash equivalents...................        1,150      (22,556)      10,616
                                          -----------  -----------  -----------
Cash and cash equivalents at end of
 year...................................  $24,065,882  $ 9,749,374  $25,403,884
                                          ===========  ===========  ===========
Supplemental cash flow information:
 Cash paid during the year:
 Interest...............................  $   184,998  $   369,343  $   592,954
 Income taxes...........................      130,476       75,032      301,012
                                          ===========  ===========  ===========
Noncash investing and financing
 activities:
 Deferred stock compensation............  $        --  $        --  $ 6,589,717
 Issue of common stock for convertible
  debt and accrued interest.............           --      510,000           --
                                          ===========  ===========  ===========

   Acquisitions and disposal of interests in subsidiaries:

   In connection with the acquisition in 1998 of the remaining 45% equity interest of AI CTC for cash at $1,204,819, the Company acquired assets with a fair value of $3,584,210 and assumed liabilities of $2,847,632.

   In March 1999 the Company acquired for cash of $2,000,000, of which $400,000 had been paid as a deposit in 1998, and issuance of 437,500 shares of common stock to AI Zhejiang's senior management for their past services and acquired assets with a fair value of $2,872,898 and assumed liabilities of $3,657,914.

   In connection with the disposals in 1999 of interests in AI Data for cash of $350,889 in 1999, the Company disposed of assets with a fair value of $403,176 and assumed liabilities of $183,531.

                See notes to consolidated financial statements.

                            ASIAINFO HOLDINGS, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                 Years ended December 31, 1997, 1998 and 1999
                                (In US dollars)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

   AsiaInfo Holdings, Inc. (the "Company") was incorporated in Texas, United States ("US"), on June 17, 1993 and was subsequently changed to Delaware in June 1998. The Company operates through four subsidiaries, AsiaInfo Services Inc. ("AI Services"), AsiaInfo Computer Network (Beijing) Co., Ltd., which was renamed as AsiaInfo Technologies (China), Inc. ("AI Technology"), AsiaInfo-CTC Network Systems, Inc. ("AI CTC") and Zhejiang AsiaInfo Telecommunication Technology Co., Ltd. ("AI Zhejiang"). Except for AI Services, which is incorporated in the US, all of the subsidiaries are incorporated in the People's Republic of China ("PRC"). As of December 31, 1999, all consolidated subsidiaries were wholly-owned. In August 1999 the Company reduced its interest from 55% to 38.5% in Beijing AsiaInfo Data Communications Technology Co., Ltd., now renamed General Data System Co., Ltd., ("AI Data"), also incorporated in the PRC. AI Data was consolidated prior to the sale of the 16.5% interest and the remaining interest in AI Data subsequently accounted for on the equity method up to December 1999 when the Company sold its remaining interest.

   The Company acts as a holding company and sources computer related equipment in the US for sale to customers in the PRC.

   AI Technology was established as a wholly foreign owned enterprise with an initial term of operation of 15 years commencing May 2, 1995 (date of establishment). Its principal activities are conducted in the PRC and comprise the provision of Internet-related information technology professional services and software products.

   AI CTC is a wholly foreign owned enterprise with an initial term of operation of 15 years commencing from December 14, 1995 (date of establishment) and was previously engaged in network systems integration, sale of related computer and equipment, and repair and maintenance services. AI CTC's business is now conducted by AI Technology. On February 13, 1998, the Company bought the 45% equity interest in AI CTC then held by its former joint venture partner, China Communication Technical Service Center ("CTC"), for a cash consideration of approximately $1.2 million. The acquisition of AI CTC minority interest has been accounted for by the purchase method of accounting. The excess of the purchase price over the fair value of net assets of the minority interest of AI CTC of $468,241 has been recorded in goodwill which is being amortized over 5 years. In 1997, the Company had a receivable from CTC of $745,928 which was written off in 1997 as a bad debt. As of December 31, 1999, AI CTC is being liquidated.

   The following unaudited pro forma information presents the results of operations of the Company as if the acquisition had taken place on January 1, 1998.

                                                                       1998
                                                                    -----------
      Revenue...................................................... $44,222,392
      Net income...................................................   1,413,744
      Net income per share:
        Basic......................................................        0.10
        Diluted....................................................        0.04
      Shares used in computation:
        Basic......................................................  13,616,412
        Diluted....................................................  31,765,532

                            ASIAINFO HOLDINGS, INC.

                 Years ended December 31, 1997, 1998 and 1999
                                (In US dollars)


   On April 5, 1999, the Company acquired the entire issued share capital of AI Zhejiang, a company incorporated in the PRC, for cash of $2 million and issuance of the 437,500 shares of common stock to AI Zhejiang's senior management at a fair value of $4.30 per share, determined based on an independent appraisal conducted subsequent to the acquisition, for their past services. These shares were fully vested on issue and had no future service requirements. The total consideration was $3,881,250. The acquisition of AI Zhejiang has been accounted for by the purchase method of the accounting and, accordingly, the results of operations for the period from April 5, 1999 are included in the accompanying unaudited consolidated financial statements. Assets acquired and liabilities assumed have been recorded at their estimated fair values. The excess of the purchase price over the fair value of net assets of AI Zhejiang of approximately $4.7 million has been recorded in goodwill, which is being amortized over 5 years.

   The purchase price was allocated in the following manner:

      Purchase price:
      Cash at closing....................................           $2,000,000
        Issue of common stock to senior management
         ($437,500 shares at $4.30 per share)............            1,881,250
                                                                    ----------
                                                                     3,881,250
      Liabilities assumed:
        Short-term bank loan............................. $  93,918
        Accounts payable................................. 2,051,352
        Payable to Company...............................   781,686
        Deferred revenue.................................   190,734
        Other payables and accrued expenses..............   540,224
                                                          ---------
                                                                     3,657,914
      Assets purchased:
        Cash.............................................   302,724
        Accounts receivable.............................. 1,516,970
        Advances to suppliers............................   211,728
        Inventories......................................    12,907
        Other receivables and prepaid expenses...........   620,712
        Property, plant and equipment....................   207,857
                                                          ---------
                                                                     2,872,898
                                                                    ----------
      Total goodwill.....................................           $4,666,266
                                                                    ==========

   The following unaudited pro forma information presents the results of operations of the Company, AI CTC and AI Zhejiang as if the acquisitions had taken place on January 1, 1998.

                                                          1998         1999
                                                       -----------  -----------
      Revenue......................................... $46,867,064  $60,485,110
      Net loss........................................    (189,598)  (5,561,927)
      Net loss per share:
        Basic.........................................       (0.01)       (0.38)
        Diluted.......................................       (0.01)       (0.38)
      Shares used in computation:
        Basic.........................................  14,053,912   14,739,520
        Diluted.......................................  14,053,912   14,739,520

                            ASIAINFO HOLDINGS, INC.

                 Years ended December 31, 1997, 1998 and 1999
                                (In US dollars)


   These pro forma results of operations for each of the acquisitions have been presented for comparative purposes only and do not purport to be indicative of the results of operations which actually would have resulted had the acquisitions occurred on the dates indicated, or which may result in the future.

   AI Services, which had been inactive since 1996, was dissolved on May 24, 1999.

   AI Data is an equity joint venture in the PRC with an initial term of operation of 15 years commencing from September 27, 1996 (date of establishment) and it principally provides internet technical training services to external customers and network systems integration.

2. BASIS OF PREPARATION

   These financial statements of the Company and its subsidiaries in China are prepared in accordance with generally accepted accounting principles in the United States of America ("U.S. GAAP"). This basis of accounting differs from that used in the statutory financial statements of the PRC subsidiaries which are prepared in accordance with the accounting principles and the relevant financial regulations applicable to enterprises with foreign investment as established by the Ministry of Finance of China.

   The principal adjustments made to conform the statutory financial statements of these subsidiaries to U.S. GAAP included the following:

  (i) Adjustment to depreciation expense for property, plant and equipment to reflect more accurately the economic useful life of the assets;

  (ii) Adjustment to recognize sales and cost of sales in accordance with the Company's revenue recognition accounting policy;

  (iii) Adjustment to record goodwill and amortization on business acquisition; and

  (iv) Adjustment to recognize compensation expense on the issue of stock options.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   Principles of consolidation--The consolidated financial statements include the financial statements of the Company and its subsidiaries. All significant intercompany transactions and balances are eliminated on consolidation. Affiliated companies (20% to 50% owned companies) in which the Company does not have a controlling interest, or for which control is expected to be temporary, are accounted for using the equity method. The Company's share of earnings (losses) of these companies is included in the accompanying consolidated statement of operations. The Company's share of losses amounted to $34,689 for 1999. There were no amounts in prior periods.

   Cash and cash equivalents--Cash and cash equivalents include cash on hand, demand deposits and highly liquid investments with a maturity of three months or less at the time of purchase.

   Inventories--Inventories of hardware and parts are stated at the lower of cost, determined principally by the specific identification method, or market. Cost includes the purchase price of computer-related equipment, transportation, insurance expense, import and other taxes, and other related expenses.

                            ASIAINFO HOLDINGS, INC.

                 Years ended December 31, 1997, 1998 and 1999
                                (In US dollars)

   Property, plant and equipment--Property, plant and equipment is stated at cost less accumulated depreciation. Depreciation is provided using the straight-line method over the estimated useful lives as follows:

      Furniture, fixtures and electronic
       equipment........................                               5 years
      Motor vehicles....................                               5 years
      Leasehold improvements............  Shorter of the lease term or 5 years
      Accounting software...............                               3 years

   Goodwill--Goodwill is capitalized and amortized on a straight-line basis over its expected useful economic life of 5 years. Accumulated amortization was $46,824 at December 31, 1998 and $831,874 at December 31, 1999.

   Impairment--The Company reviews its long-lived assets, including goodwill, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. An impairment loss, measured based on the fair value of the asset, is recognized if expected future undiscounted cash flows are less than the carrying amount of the assets.

   Revenue recognition--Software license revenues represent license fees which allow customers to use the Company's software products in perpetuity up to a maximum number of users. Software license revenues are derived from contracts with corporate customers. Revenue from software license fees is recognized when persuasive evidence of an agreement exists, delivery of the product has occurred, the fee is fixed or determinable and collectibility is probable. Revenue from network solutions contracts, which includes the procurement of hardware on behalf of the customer, systems design, planning, consulting and systems integration services is recognized over the contract term based on the percentage of completion. Estimates of hardware warranty costs are included in determining project costs and in 1999, costs of revenues were reduced by $1.2 million representing $0.08 per share as the Company's experience in 1999 determined that reduced warranty cost provisions were required. Revisions in estimated profits are made in the period in which the circumstances requiring the revision become known. Provisions, if any, are made currently for anticipated losses on uncompleted contracts. Revenue from maintenance is recognized over the contractual period. Revenue in excess of billings on service contracts is recorded as unbilled receivables and included in trade accounts receivable, and amounted to $10,135,662 at December 31, 1998 and $11,945,082 at December 31, 1999. Billings in excess of revenues recognized on service contracts are recorded as deferred income until the above revenue recognition criteria are met. Billings are rendered based on agreed milestones included in the contracts with customers.

   At December 31, 1998 and 1999 the balance of trade account receivables of $13,157,219 and $9,982,954, respectively, represented amounts billed but not yet collected. All billed and unbilled amounts are expected to be collected within 1 year.

   Software development costs--Costs for the development of new software products and substantial enhancements to existing software products are expensed as incurred until technological feasibility has been established, at which time any additional costs would be capitalized in accordance with Statement of Financial Accounting Standards ("SFAS") No. 86, "Computer Software To Be Sold, Leased or Otherwise Marketed." To date, the Company has essentially completed its software development concurrently with the establishment of technological feasibility, and, accordingly, no costs have been capitalized.

                            ASIAINFO HOLDINGS, INC.

                 Years ended December 31, 1997, 1998 and 1999
                                (In US dollars)

   Foreign currency translation--The Company uses the United States dollar as its reporting currency. Monetary assets and liabilities denominated in currencies other than United States dollars are translated into United States dollars at the rates of exchange ruling at the balance sheet date. Transactions in currencies other than United States dollars during the year are converted into United States dollars at the rates of exchange ruling at the transaction dates. Transaction differences are recognized in the statement of operations and amounted to exchange losses of $2,663 in 1997, $691 in 1998 and $46,630 in 1999.

   The financial records of the Company's PRC subsidiaries are maintained in Renminbi, the functional currency. Their balance sheets are translated into United States dollars based on the rates of exchange ruling at the balance sheet date. Their statements of operations are translated using a weighted average rate for the period. Translation adjustments are reflected as cumulative translation adjustments in stockholders' equity.

   The Renminbi is not fully convertible into United States dollars or other foreign currencies. The rate of exchange quoted by the People's Bank of China on December 31, 1999 was US$1.00=RMB8.2793. No representation is made that the Renminbi amounts could have been, or could be, converted into United States dollars at that rate or at any other rate.

   Income taxes--Deferred income taxes are provided using the asset and liability method. Under this method, deferred income taxes are recognized for all significant temporary differences and classified as current or non-current based upon the classification of the related asset or liability in the financial statements. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of, the deferred tax asset will not be realized.

   Use of estimates--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   Stock-based compensation--The Company accounts for stock-based awards to employees using the intrinsic value method in accordance with Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees."

   Net income (loss) per share ("EPS")--Basic EPS excludes dilution and is computed by dividing net income (loss) attributable to common stockholders by the weighted average of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock (convertible preferred stock, warrants to purchase common stock and common stock options and warrants using the treasury stock method) were exercised or converted into common stock. Potential common shares in the diluted EPS computation are excluded in net loss periods as their effect would be antidilutive. EPS for all periods presented have been computed in accordance with SFAS No. 128 "Earnings Per Share".

   Deferred offering costs--Deferred offering costs represent expenses incurred by the Company that are directly attributable the Company's initial public offering. These costs will be written off against the proceeds from the offering.

                            ASIAINFO HOLDINGS, INC.

                 Years ended December 31, 1997, 1998 and 1999
                                (In US dollars)

   Pro forma loss per share--Basic pro forma net income (loss) per share is computed by dividing net income (loss) attributable to common stockholders by the weighted average number of common shares outstanding for the period and the weighted average number of shares resulting from the assumed conversion of outstanding shares of convertible preferred stock. Pro forma weighted average common shares include the effect of the assumed conversion of preferred shares as of the beginning of the period presented or as of the date of issuance, if later. Diluted pro forma loss per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. Potential common shares in the diluted pro forma loss per share computation are excluded in net loss periods as that effect would be antidilutive.

   Stock split--Share and per share amounts have been restated to reflect the 10:1 stock split in 1996 and 2:1 stock split which was effected in the form of a dividend in 1998.

   Unaudited pro forma information--Upon the closing of a qualified initial public offering the Company's preferred stock automatically converts into 6,952,153 shares of common stock. The following unaudited pro forma information assumes the conversion of the convertible preferred stock at December 31, 1999:

                                                         Actual      Pro forma
                                                       -----------  -----------
Stockholders' Equity:
 Convertible preferred stock:
  Series A, 2,160,864 shares
  Issued and outstanding.............................. $    21,609  $        --
  Series B, 2,630,425 shares
  Issued and outstanding..............................      26,304           --
 Common stock, shares
  Issued and outstanding
  actual 25,532,144; pro forma 32,484,297                  255,321      324,843
 Additional paid-in capital...........................  46,118,424   46,096,815
 Deferred stock compensation..........................  (3,865,373)  (3,865,373)
 Retained earnings....................................  (2,764,854)  (2,764,854)
 Accumulated other comprehensive loss.................      (3,260)      (3,260)
                                                       -----------  -----------
 Total stockholders' equity........................... $39,788,171  $39,788,171
                                                       ===========  ===========

   No other balance sheet caption is adjusted.

   Comprehensive income--In 1998, the Company adopted SFAS No. 130, "Reporting Comprehensive Income," which establishes standards for reporting and display of comprehensive income, its components and accumulated balance. Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Comprehensive income (loss) for the periods presented has been disclosed within the consolidated statements of stockholders' equity and comprehensive income (loss).

   Financial instruments--The carrying value of financial instruments, which consist of cash and cash equivalents, accounts receivable, accounts payable and short-term bank loans are carried at cost which approximates fair value due to the short-term nature of these instruments.

                            ASIAINFO HOLDINGS, INC.

                 Years ended December 31, 1997, 1998 and 1999
                                (In US dollars)

   New accounting standard not yet adopted--In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". This statement requires companies to record all derivatives on the balance sheet as assets or liabilities measured at fair value. Gains and losses resulting from changes in fair market values of those derivative instruments would be accounted for depending on the use of the instrument and whether it qualifies for hedge accounting. SFAS 133 will be effective for the Company's year ending December 31, 2001. The Company has not yet determined the impact, if any, on its financial position, results of operations or cash flows.

   Reclassifications--Certain prior year amounts in the accompanying financial statements have been reclassified to conform to current year presentation. These reclassifications had no effect on the results of operations or financial position for any year presented.

4. INVENTORIES

                                                               1998      1999
                                                             -------- ----------
      Hardware and parts.................................... $566,383 $2,908,426
                                                             ======== ==========

5. AMOUNT DUE FROM A RELATED PARTY

   The balance represented a loan made to AI Zhejiang during 1998 bearing interest at 12% per annum. Following the acquisition of AI Zhejiang the loan has been eliminated on consolidation.

6. PROPERTY, PLANT AND EQUIPMENT, NET

                                 December 31, December 31,
                                     1998         1999
                                 ------------ ------------
      Furniture, fixtures and
       electronic equipment.....  $1,324,596   $1,993,500
      Motor vehicles............     285,259      308,476
      Leasehold improvements....     391,734      529,389
      Accounting software.......     209,018      263,163
                                  ----------   ----------
        Total...................   2,210,607    3,094,528
      Less: Accumulated
       depreciation.............     465,253      910,983
                                  ----------   ----------
      Net book value............  $1,745,354   $2,183,545
                                  ==========   ==========

7. SHORT-TERM BANK LOANS

   As of December 31, 1999, the Company had total short-term credit facilities totalling $9.3 million expiring in April and July, 2000, for working capital purposes. At December 31, 1999 funds available under unused short-term credit facilities were $6.8 million. At December 31, 1999, all loans were secured. The loans carry interest ranging from approximately 5.85% to 7.029% per annum and are repayable within one year. In 1998, the unsecured bank loans were guaranteed at no cost to the Company by independent third parties. The secured bank loans and short-term credit facilities were secured by bank deposits of $6 million as of December 31, 1998 and $12.2 million as of December 31, 1999, which are presented as restricted cash in the consolidated balance sheets. In April 1999, certain senior management pledged their holdings in shares of the Company's common stock to a bank for a short-term revolving credit facility of $5 million. This pledge has been released as of December 31, 1999.

                            ASIAINFO HOLDINGS, INC.

                 Years ended December 31, 1997, 1998 and 1999
                                (In US dollars)


8. OTHER TAXES PAYABLE

                                                             1998       1999
                                                          ---------- ----------
      Individual income tax.............................. $   69,757 $  440,761
      Business tax payable...............................    270,417    202,001
      Value added taxes payable, net.....................  1,703,020  1,652,268
                                                          ---------- ----------
                                                          $2,043,194 $2,295,030
                                                          ========== ==========

   The Company's PRC subsidiaries are subject at a rate of 17% to value added tax on revenue from procurement of hardware on behalf of customers and are subject to business tax and value added tax at the rate of 5% and 6% on other service revenues from network solutions and software license, respectively. Value added tax payable on revenues is payable net of value added tax paid on purchases. The Company is also required to withhold PRC individual income tax on employees' payroll for remittance to the tax authorities.

9. INCOME TAXES

   The components of (loss) income before income taxes and minority interests are as follows:

                                                Years Ended December 31,
                                            -----------------------------------
                                              1997        1998         1999
                                            ---------  -----------  -----------
      US................................... $(562,378) $(1,277,546) $(4,040,098)
      PRC..................................  (119,481)   2,435,786     (571,800)
                                            ---------  -----------  -----------
                                            $(681,859) $ 1,158,240  $(4,611,898)
                                            =========  ===========  ===========

   The Company and a subsidiary, AI Services, are subject to US federal and state income taxes. The Company's other subsidiaries are incorporated in the PRC and are subject to PRC income taxes.

                            ASIAINFO HOLDINGS, INC.

                 Years ended December 31, 1997, 1998 and 1999
                                (In US dollars)

   The provision for income taxes consists of the following:

                                                    Years Ended December 31,
                                                   ----------------------------
                                                     1997     1998       1999
                                                   -------- ---------  --------
   Current
    United States:
     Federal...................................... $218,750 $  96,300  $     --
     State........................................   31,250    13,700        --
    Foreign:
     PRC..........................................       --        --   173,068
                                                   -------- ---------  --------
       Total current income taxes.................  250,000   110,000   173,068
                                                   -------- ---------  --------
   Deferred
    United States:
     Federal......................................   14,875    33,250        --
     State........................................    2,125     4,750        --
    Foreign:
     PRC..........................................       --  (403,504)  210,158
                                                   -------- ---------  --------
       Total deferred income taxes................   17,000  (365,504)  210,158
                                                   -------- ---------  --------
       Total income tax (benefit) expense......... $267,000 $(255,504) $383,226
                                                   ======== =========  ========

   The components of deferred income tax assets (liabilities) are as follows:

                                                      Years Ended December 31,
                                                      -------------------------
                                                          1998         1999
                                                      ------------ ------------
   Deferred tax assets:
     Net operating loss carry forwards............... $    336,947 $    709,334
     Depreciation....................................       66,557      193,345
                                                      ------------ ------------
   Total gross deferred tax assets...................      403,504      902,679
   Valuation allowance...............................           --     (709,334)
                                                      ------------ ------------
   Total deferred tax assets......................... $    403,504 $    193,345
                                                      ============ ============

   Deferred income taxes result principally from differences in the recognition of certain assets and liabilities for tax and financial reporting purposes and the tax effect of tax loss carry forwards. At December 31, 1999, tax loss carry forwards in the PRC amounted to approximately $339,000, which will expire between 2000 and 2003, and tax loss carry forwards in the US amounted to approximately $1.5 million, which will expire in 2018 and 2019. A valuation allowance of $709,334 for the full amount of the tax losses carried forward in the US and PRC has been established.

   The subsidiaries incorporated in the PRC are governed by the Income Tax Law of the PRC concerning Foreign Investment Enterprises and Foreign Enterprises and various local income tax laws (the "Income Tax Laws"). Under the Income Tax Laws, foreign investment enterprises ("FIE") generally are subject to an income tax at an effective rate of 33% (30% state income taxes plus 3% local income taxes) on income as reported in their statutory financial statements after appropriate tax adjustments unless the enterprise is located in specially designated regions or cities for which more favorable effective rates apply. Upon approval by the PRC tax

                            ASIAINFO HOLDINGS, INC.

                 Years ended December 31, 1997, 1998 and 1999
                                (In US dollars)

authorities, FIEs scheduled to operate for a period of 10 years or more and engaged in manufacturing and production may be exempt from income taxes for two years, commencing with their first profitable year of operations, and thereafter with a 50% exemption for the next three years.

   Pursuant to the Income Tax Laws, FIEs approved as high-tech or new technology enterprises which are established in the Beijing New Technology Industry Development Zone ("BDZ") are subject to income tax at the reduced rate of 15%. High technology enterprises are also eligible for a three-year exemption from income tax followed by a 50% reduction of income tax for the next three years. This relief commences from the date of commencement of the enterprise's business operations. AI Technology and AI CTC have been approved as new technology enterprises and as they are established in the BDZ, they enjoy the preferential tax treatment described above. In 1998 all of the Company's PRC subsidiaries, except for AI Technology, were exempt from income taxes. AI Technology's income tax exemption expired and in 1998 was subject to income tax at rate of 7.5%. No provision for taxation has been made for AI Technology as it did not have any assessable income for 1998. In the absence of such income tax exemptions, income tax $329,202 in 1997, $150,402 in 1998 and $987 in 1999 would otherwise have been payable and the effect on net
(loss) per share would be to increase basic and diluted loss per share by $0.02 in 1997 and to decrease basic income per share and diluted income per share by $0.01 in 1998. There was no impact on income per share in 1999. The 50% exemption will expire on December 31, 2001.

   Undistributed earnings of the Company's PRC subsidiaries amounted to approximately $824,000 at December 31, 1999. Those earnings are considered to be indefinitely reinvested and, accordingly, no provision for U.S. federal and state income taxes or foreign withholding taxes has been made. Upon distribution of those earnings, the Company would be subject to US income taxes (subject to a reduction for foreign tax credits) and withholding taxes payable to China, if any. If the Company's PRC subsidiaries distributed the undistributed earnings as of December 31, 1999, the US income tax liability would be approximately $329,600.

   A reconciliation between the provision for income taxes computed by applying the US federal tax rate to loss before income taxes and the actual provision for income taxes is as follows:

                                               Years Ended December 31,
                                              --------------------------------
                                                1997        1998        1999
                                              --------    --------    --------
   US federal rate..........................        35%         35%         35%
   State tax rate (net of federal benefit)..         5           5           5
   Tax exempt foreign income................       (18)        (84)        (15)
   Expenses not deductible for tax purposes
    --Deferred stock compensation expenses..       (61)         22         (33)
                                              --------    --------    --------
                                                   (39)%       (22)%        (8)%
                                              ========    ========    ========

   Tax exempt foreign income includes the effect of adjustments made to conform PRC statutory accounts in U.S. GAAP.

10. CONVERTIBLE LOAN

   On June 30, 1997 the Company issued a $250,000 convertible loan due June 30, 2002, which is callable by the holder from June 30, 1999, bearing interest at 8% payable annually in arrears. The holder has the right to convert the loan into common stock at 80% of the Company's preferred stock price as defined in the agreement.

                            ASIAINFO HOLDINGS, INC.

                 Years ended December 31, 1997, 1998 and 1999
                                (In US dollars)

The holder had also been given the right to purchase a second loan of $250,000 on or before December 1, 1998 on the same terms as the existing loan except that the second loan will have a maturity of four years and a non-callable period of two years from the date of issuance of the second loan. In 1998 the holder converted the loan of $250,000 and the second loan of $250,000, into 153,242 shares of common stock.

11. CAPITAL STOCK

   In December 1997 the Company raised additional capital through the issuance of 1,860,744 shares of Series A Convertible Preferred Stock in a private placement at a price of $8.33 per share raising net proceeds of $13,997,632. At the same time, certain existing common stockholders converted 300,120 shares of common stock into Series A Convertible Preferred Stock which were sold by the holders and the amount, net of expenses, of $2,191,790 was paid to the Company and subsequently repaid to the selling stockholders.

   According to the Certificate of Designations of Series A Convertible Preferred Stock of the Company dated December 23, 1997 (the "Certificate A"), the holders of convertible preferred stock are entitled to participate in all dividends paid to the common stockholders, on an as converted base, when such dividends are declared by the Board. While convertible preferred stock is outstanding, the Company may not pay any dividend with regard to any share of common stock of the Company unless and until all dividends on the convertible preferred stock have been paid. The holders of convertible preferred stock are entitled to the same voting rights as that of common stockholders. This Series A Convertible Preferred Stock had a liquidation preference value of $18 million as of December 31, 1999 and is senior to all common stock. The holders of shares of Series A Convertible Preferred Stock have the right at any time, at the holders' option, to convert all or any of the shares of common stock equal to the number of shares of Series A Convertible Preferred Stock surrendered for conversion multiplied by the Conversion Rate. The "Conversion Rate" as defined in the Certificate A is initially one share of common stock for each share of preferred stock, and was adjusted to two shares of common stock for each share of convertible preferred stock effective immediately after the stock split in the form of a stock dividend in 1998.

   The Company's certificate of incorporation authorizes the issuance of 10,000,000 shares of preferred stock of which 3,000,000 have been designated as Series A Convertible Preferred Stock and 5,000,000 of which have been designated as Series B Convertible Preferred Stock. The board could designate another class of convertible preferred shares from the remaining 2,000,000 convertible preferred shares .

   On May 26, 1998 the issued and outstanding shares of the Company's common stock, $0.01 par value, were split as effected in the form of a dividend on the basis of two shares for each issued and outstanding share of common stock.

   In August 1999, the Company raised additional capital through the issuance of 2,630,425 shares of Series B Convertible Preferred Stock in a private placement at a price of $7.60 per share raising net proceeds of approximately $19.8 million.

   According to the Certificate of Designations of Series B Convertible Preferred Stock of the Company dated August 27, 1999 (the "Certificate B"), the holders of convertible preferred stock are entitled to participate in all dividends paid to the Series A Convertible Preferred Stockholders and the common stockholders, on an as converted base, when such dividends are declared by the Board. While convertible preferred stock is outstanding, the Company may not pay any dividend with regard to any share of common stock of the Company unless and

                            ASIAINFO HOLDINGS, INC.

                 Years ended December 31, 1997, 1998 and 1999
                                (In US dollars)

until all dividends on the convertible preferred stock have been paid. The holders of convertible preferred stock are entitled to the same voting rights as that of common stockholders. This Series B Convertible Preferred Stock has a liquidation preference value of $20 million as of December 31, 1999, ranks on a parity with Series A Convertible Preferred Stock and is senior to all common stock. The holders of shares of Series B Convertible Preferred Stock have the right at any time, at their option, to convert all or any of the shares of preferred stock. The "Conversion Rate" as defined in the Certificate B is one share of common stock for each share of convertible preferred stock. The "Conversion Rate" as defined in the Certificate B is one share of common stock for each share of convertible preferred stock.

  Both the Series A and the Series B Convertible Preferred Stock automatically convert into common stock upon the closing of an initial public offering provided that certain valuation and other requirements are met.

   Net (loss) income per share

   The following is a reconciliation of the numerators and denominators of the basic and diluted net (loss) income per share computations:

                                                Years Ended December 31,
                                           ------------------------------------
                                              1997         1998        1999
                                           -----------  ----------- -----------
Net (loss) income (numerator):
 Net (loss) income
  Basic and diluted....................... $  (382,019) $ 1,535,810 $(4,945,682)
                                           ===========  =========== ===========
Shares (denominator):
 Weighted average
  Common Stock
  Outstanding.............................  14,279,254   14,016,852  15,576,580
  Outstanding subject to repurchase.......     749,254      400,440     946,435
                                           -----------  ----------- -----------
  Basic...................................  13,530,000   13,616,412  14,630,145
  Contingent shares.......................          --      400,440          --
  Convertible preferred stock.............          --    4,321,728          --
  Options.................................          --    3,971,617          --
  Warrants................................          --    9,455,337          --
                                           -----------  ----------- -----------
  Diluted.................................  13,530,000   31,765,534  14,630,145
                                           ===========  =========== ===========
Net (loss) income per share:
  Basic................................... $     (0.03) $      0.11 $     (0.34)
  Diluted................................. $     (0.03) $      0.05 $     (0.34)

                            ASIAINFO HOLDINGS, INC.

                 Years ended December 31, 1997, 1998 and 1999
                                (In US dollars)


   In 1997 and 1999, the Company had securities outstanding which could potentially dilute basic EPS in the future, but were excluded in the computation of diluted EPS in such periods, as their effect would have been antidilutive due to the net loss reported in these periods. Such outstanding securities consist of the following:

                                                                Year Ended
                                                               December 31,
                                                           ---------------------
                                                              1997       1999
                                                           ---------- ----------
   Convertible preferred stock............................  4,321,728  6,952,153
   Shares of common stock subject to repurchase...........    301,760         --
   Outstanding options....................................  7,448,000  8,891,811
   Warrants...............................................  9,489,226     40,000
                                                           ---------- ----------
                                                           21,560,714 15,883,964
                                                           ========== ==========

12. COMMITMENTS

   Operating Leases-- As of December 31, 1999, the Company was committed under certain operating leases, requiring annual minimum rentals as follows:

      2000.......................................................... $ 2,090,650
      2001..........................................................   2,057,777
      2002..........................................................   2,008,615
      2003..........................................................   1,053,051
      2004..........................................................     610,211
      Thereafter....................................................   7,578,700
                                                                     -----------
                                                                     $15,399,004
                                                                     ===========

   The leased properties are principally located in the PRC and are used for administration and research and development. The leases are renewable subject to negotiation. Rental expense for the three years in the period ended December 31, 1999 was $772,794, $1,390,811 and $1,538,703, respectively.

   Performance options--In connection with the acquisition of AI Zhejiang, the Company has granted management and employees of AI Zhejiang performance options if in the year 2000, AI Zhejiang's earnings before interest and taxes ("EBIT") exceeds AI Zhejiang's EBIT for 1999 and AI Zhejiang's combined EBIT for 1999 and 2000 exceeds $3,000,000. The total number of performance options granted will equal the amount by which AI Zheijiang's EBIT for 1999 and 2000 exceeds $3,000,000, expressed as a percentage and multiplied by 187,500. Each performance option will represent the right to purchase one share of the Company's common stock at the weighted average exercise price for stock options granted at such time. The performance options will be granted within 30 days of the determination of AI Zhejiang's EBIT for 2000.

                            ASIAINFO HOLDINGS, INC.

                 Years ended December 31, 1997, 1998 and 1999
                                (In US dollars)


13. EMPLOYEE RETIREMENT BENEFITS

   The Company's employees in the PRC are entitled to retirement benefits calculated with reference to their basic salaries on retirement and their length of service in accordance with a government managed benefits plan. The PRC government is responsible for the benefit liability to these retired staff. The Company is required to make contributions to the state retirement plan at 20% to 23% of the monthly basic salaries of the current employees. The expense of such arrangements to the Company for the three years in the period ended December 31, 1999 was $354,819, $537,593 and $784,413, respectively.

   In addition, the Company is required by law to contribute 18% to 39% of basic salaries of the PRC employees for staff welfare, housing, medical and education benefits. The Company does not have any post retirement benefit plans.

   The Company has not established any retirement benefit plans for US employees in the US.

14. DISTRIBUTION OF PROFITS

   As stipulated by the relevant laws and regulations applicable to China's foreign investment enterprises, the Company's PRC subsidiaries are required to make appropriations from net income as determined under PRC GAAP to non-distributable reserves which include a general reserve, an enterprise expansion reserve and a staff welfare and bonus reserve. Wholly owned PRC subsidiaries are not required to make appropriations to the enterprise expansion reserve but appropriations to the general reserve are required to be made at not less than 10% of the profit after tax as determined under PRC GAAP. The staff welfare and bonus reserve is determined by the board of directors.

   The general reserve is used to offset future extraordinary losses. The subsidiaries may, upon a resolution passed by the stockholders, convert the general reserve into capital. The staff welfare and bonus reserve is used for the collective welfare of the employees of the subsidiaries. The enterprise expansion reserve is used for the expansion of the subsidiaries' operations and can be converted to capital subject to approval by the relevant authorities. These reserves represent appropriations of retained earnings determined according to Chinese law. There were no appropriations to reserves by the Company's PRC subsidiaries during any of the periods presented.

15. CERTAIN SIGNIFICANT RISKS AND UNCERTAINTIES

   Financial instruments, which potentially subject the Company to concentration of credit risk, consist principally of temporary cash investments and trade accounts receivable.

   The Company places its temporary cash investments with various financial institutions in the PRC and the US. At December 31, 1999 the amounts were placed principally with financial institutions in the PRC and the US.

   The recorded carrying amount of cash and cash equivalents, short-term investments, accounts receivable, accounts payable and debt obligations approximate fair value.

   The Company's business activities and accounts receivable are principally in the PRC with a limited number of large customers, principally various entities of the China Telecom system, which comprises the Directorate General of Telecommunications, provincial post and telecommunication administrations and city and county telecommunications bureaus. Although these provincial and local entities of the China Telecom system are

                            ASIAINFO HOLDINGS, INC.

                 Years ended December 31, 1997, 1998 and 1999
                                (In US dollars)

separate legal entities and generally make their own purchase decisions, such decisions are nonetheless affected by China Telecom. Sales to various entities of the China Telecom system amounted to approximately 98%, 98%, and 84% of total revenues in 1997, 1998 and 1999, respectively. During the years ended December 31, 1997, 1998 and 1999, certain entities of the China Telecom system represented more than 10% of total revenues. In 1997, provincial entity A and provincial entity B accounted for 20% and 12%, respectively, of total revenues. In 1998, provincial entity C, provincial entity D and provincial entity E accounted for 27%, 20% and 13%, respectively, of total revenues. In 1999, provincial entity E and provincial entity F accounted for 29% and 17%, respectively, of total revenues. In 1999, sales to China United Telecommunications Corporation accounted for 14% of total revenues.

   Details of the amounts receivable from the customers with the largest receivable balances at December 31, 1998 and 1999 are as follows:

                                                             Percentage of
                                                          accounts receivable
                                                             December 31,
                                                         ----------------------
                                                            1998        1999
                                                         ----------  ----------
Five largest receivables balances.......................        67%          61%

   The Company maintains allowances for estimated potential bad debt losses. The Company believes that no significant credit risk exists as credit losses, when realized, have been within the range of management's expectations.

   The Company's business growth is indirectly dependent on government budgetary policy for the telecommunications and Internet industries in China. The laws and regulations applicable to the Internet industry in China remain unsettled and could have a material adverse effect on the Company's business. The Company's customer base is concentrated and the loss of one or more customers could cause the business to suffer.

16. STOCK OPTION PLANS

   General--Under the Company's Stock Option Plans (the "Plans"), as amended and restated, the Company may grant options to purchase up to 12,694,000 shares of common stock to employees, directors and consultants at prices not less than the fair market value at the date of grant for incentive stock options ("ISO") and nonqualified options ("NQO") and the terms of the options are determined based on individual stock option agreements.

   Options granted prior to 1998 generally vest and become exercisable over three one-year cliffs at an equal rate.

   Exercise terms on options granted in 1998 and 1999 are substantially comparable to options granted prior to 1998 except for the options vesting and exercisable period which is over four one-year cliffs at a rate of 20%, 20%, 30% and 30%. However, for common shares issued upon exercise of ISO's granted in 1998 and 1999, the Company retains a right of repurchase at the exercise price. Such right of repurchase expires 60 days after termination of employment. Accordingly, these ISO awards are accounted for as variable awards. Subsequent to September 30, 1999 the Company amended the terms of these ISOs to eliminate the Company's right of repurchase. Vesting terms on NQO's granted in 1998 and 1999 are substantially comparable to options granted prior to 1998. The options prior to 1998 also contained the right of repurchase by the Company at fair market value.

                            ASIAINFO HOLDINGS, INC.

                 Years ended December 31, 1997, 1998 and 1999
                                (In US dollars)

   Total number of options exercisable and the weighted average exercise price were 2,342,100, 4,573,400 5,603,111 and $0.44, $0.83 and $2.37 as of December
31, 1997, 1998 and 1999, respectively.

   Option activity for the Plans is summarized as follows:

                                                         Outstanding Options
                                                      --------------------------
                                                                     Weighted
                                                                     average
                                                      Number of   exercise price
                                                        Shares      per share
                                                      ----------  --------------
Outstanding, December 31, 1996.......................  5,129,000      $0.45
  Granted (weighted average fair value of $1.02).....  3,384,000       2.16
  Cancelled..........................................   (163,000)      1.17
  Exercised..........................................   (902,000)      0.13
                                                      ----------
Outstanding, December 31, 1997.......................  7,448,000       1.24
  Granted (weighted average fair value of $0.41).....    575,000       3.00
  Canceled...........................................   (146,000)      1.64
  Exercised..........................................   (175,000)     0.005
                                                      ----------
Outstanding, December 31, 1998.......................  7,702,000       1.39
  Granted (weighted average fair value of $2.92) ....  2,892,000       6.07
  Cancelled..........................................    (52,300)      2.81
  Exercised.......................................... (1,649,889)      0.89
                                                      ----------
Outstanding, December 31, 1999.......................  8,891,811      $2.99
                                                      ==========

   The fair value of the common stock underlying the issue of the options under the Plans is based on valuations by independent appraisers or by reference to stock sales prices, as appropriate.

   Additional information on options outstanding at December 31, 1999 is as follows:

                                                           Options Exercisable
           Options Outstanding as of December 31, 1999   as of December 31, 1999
           -------------------------------------------   -----------------------
                       Weighted average
 Range of                 remaining        Weighted
exercise     Number    contractual life    average       Number    Weighted average
prices     outstanding      (yrs.)      exercise price exercisable  exercise price
---------  ----------- ---------------- -------------- ----------- ----------------
$0.005
 to
 0.01...      968,952        5.75           $0.01         968,952       $0.01
$0.25 to
 0.75...      348,490        6.50            0.65         348,490        0.65
$1.00 to
 1.50...    2,344,677        7.02            1.10       2,044,677        1.06
$2.00 to
 2.75...    1,893,816        7.81            2.57       1,149,816        2.58
$3.00...      752,876        8.70            3.00          91,176        3.00
$4.17...      874,000        9.43            4.17              --          --
$7.60...    1,709,000        9.84            7.60       1,000,000        7.60
            ---------        ----           -----       ---------       -----
 Total..    8,891,811        7.95           $2.99       5,603,111       $2.37
            =========        ====           =====       =========       =====

   At December 31, 1998 and December 31, 1999, 1,821,000 and 1,821,300
options, respectively, were available for future grant under the Plans.

                            ASIAINFO HOLDINGS, INC.

                 Years ended December 31, 1997, 1998 and 1999
                                (In US dollars)

   Deferred stock compensation--As discussed in Note 3, the Company accounts for its stock-based awards to employees using the intrinsic value method in accordance with APB No. 25. Accordingly, the Company recorded deferred compensation expense equal to the difference between the grant price and deemed fair value of the Company's common stock for options granted prior to December 31, 1997 which were all fixed awards. Such deferred compensation expense aggregated $3,136,000 and is being amortized to expense over the three year vesting period of the options.

   As discussed above, ISO grants to employees in 1998 and 1999 were variable awards. Accordingly, the Company recorded deferred compensation expense at the grant date equal to the difference between the grant price and deemed fair value of the Company's common stock at the grant date and adjusts the deferred compensation expense at the end of each period based on the deemed fair value of the Company's common stock at the end of the period. The related amortization of deferred compensation expense, which is recognized over the four year exercise period of the options, is also adjusted accordingly. At December 31, 1998 and 1999, such deferred compensation expense aggregated $ nil and $6,091,111, respectively.

   In 1999, the Company issued NQO's to nonemployees to purchase 96,000 shares of common stock at a price ranging from $3.00 to $4.17 per share. In accordance with SFAS No. 123, "Accounting for Stock-Based Compensation," and its related interpretations, the Company accounted for this transaction under the fair value method and as a variable award. Accordingly, the Company recorded deferred compensation expense at the grant date equal to the fair value of the options (using the Black-Scholes option pricing model) at the grant date and adjusts the deferred compensation expense at the end of the period. The related amortization of deferred compensation expense, which is recognized over the four year exercise period of the options, is also adjusted accordingly. At December 31, 1999, such deferred compensation expense aggregated $498,606.

   In late 1999 the Company removed the rights to repurchase shares issuable under the existing plans.

   Additional stock plan information--Since the Company continues to account for its stock-based awards to employees using the intrinsic value method in accordance with APB No. 25, SFAS No. 123 requires the disclosure of pro forma net income (loss) and earnings (loss) per share had the Company adopted the fair value method. The Company's calculations were made using the minimum value pricing model which requires subjective assumptions, including expected time to exercise, which affects the calculated values. The following weighted average assumptions were used: expected life, seven years; risk free interest rate, 5.7% in 1997, 4.6% in 1998 and 6.5% in 1999; and no dividends during the expected term. The Company's calculations are based on a single option valuation approach and forfeitures are recognized as they occur. If the computed fair values of the 1997, 1998 and 1999 awards had been amortized to expense over the vesting period of the awards, pro forma net (loss) income would have been approximately $(558,093) ($(0.04) per share, basic and diluted), $1,299,956 ($0.10 and $0.04 per share, basic and diluted), respectively and $(5,756,676) ($(0.39) per share, basic and diluted) in 1997, 1998 and 1999, respectively.

                            ASIAINFO HOLDINGS, INC.

                 Years ended December 31, 1997, 1998 and 1999
                                (In US dollars)


17.WARRANTS

   Convertible preferred stock

   In connection with a private placement in December 1997, the Company issued 9,429,226 stock purchase warrants ("Warrants") to its Series A Convertible Preferred Stock holders ("the Holder"), which were exercisable in whole at any time after December 31, 1999 at an initial value of $0.005 per Warrant. Each Warrant represented the right to purchase one share of the Company's common stock. All the warrants were exercised pursuant to amended warrant terms which accelerated the warrant exercise term.

   Common stock

   At December 31, 1998 and 1999, warrants to purchase 60,000 and 40,000 shares of common stock, respectively, were outstanding related to the following arrangement.

   In April 1996, the Company entered into an arrangement with a consultant for the issuance of warrants to purchase 30,000 shares of common stock at $0.01 per share. Warrants to purchase 10,000 shares of common stock would vest and become immediately exercisable on June 30 of 1997, 1998 and 1999 contingent upon continued service to the Company at those dates. The warrants expire two years from the vesting date and common shares issued on conversion may not be sold for a period of three years from the date of issuance of the common shares. Warrants to purchase an additional 30,000 shares of common stock were granted, under the same terms, in May 1998 in accordance with certain anti-dilution provisions in the arrangement. During 1999, warrants to purchase 20,000 shares of common stock were exercised.

   In accordance with SFAS No.123 and its related interpretations, the arrangement was accounted for as a variable award and the Company recognized compensation expense using an option pricing model of $13,965 in 1997, $81,423 in 1998 and $47,178 in 1999.

18.SEGMENT AND GEOGRAPHIC OPERATING INFORMATION

   In 1998, the Company adopted SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information," which establishes annual and interim reporting standards for an enterprise's business segments and related disclosures about its products, services, geographic areas and major customers.

   Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the Company's chief operating decision maker. By this definition, the Company has two operating segments (separate lines of business): network solutions net of hardware costs and software license. Each business line has separate operating data and separate management individuals responsible for the sales, marketing and development efforts. The network solutions business provides customers the necessary hardware (e.g. network routers and servers from third party original equipment manufacturers) and consulting and systems integration services to develop a network system. The Company manages its business internally based on total revenues net of hardware costs. The software business sells software products which include Internet customer management and billing, wireless customer management and billing and messaging software. These software products can be sold on a stand alone basis or in connection with a systems integration

                            ASIAINFO HOLDINGS, INC.

                 Years ended December 31, 1997, 1998 and 1999
                                (In US dollars)

arrangement. AI Zhejiang, which was acquired in 1999, has been presented as a separate operating segment. There are no differences in accounting treatment between the Company and AI Zhejiang. Costs and expenses allocated between operating segments are generally on an actual basis and for those common expenses, allocation is made proportionally to the revenue of network solutions net of hardware costs and software licence.

                                           Years Ended December 31,
                          ---------------------------------------------------------------
                             1997         1998                     1999
                          -----------  -----------  -------------------------------------
                                                      Company
                                                     excluding
                                                    AI Zhejiang  AI Zhejiang     Total
Revenues net of hardware
 cost:
Network solutions net of
 hardware cost..........  $10,909,554  $17,027,372  $18,157,099  $  569,556   $18,726,655
Software license........      774,684    2,258,148    4,302,599   2,191,409     6,494,008
                          -----------  -----------  -----------  ----------   -----------
Consolidated revenues
 net of hardware cost...   11,684,238   19,285,520   22,459,698   2,760,965    25,220,663
Consolidated cost of
 sales net of hardware
 cost...................    3,956,681    7,252,642    5,773,942   1,129,492     6,903,434
                          -----------  -----------  -----------  ----------   -----------
Consolidated gross
 profit.................  $ 7,727,557  $12,032,878  $16,685,756  $1,631,473   $18,317,229
                          ===========  ===========  ===========  ==========   ===========
Gross profit:
Network Solutions.......  $ 6,957,692  $ 9,775,549  $12,386,971  $ (559,936)  $11,827,035
Software license........      769,865    2,257,329    4,298,785   2,191,409     6,490,194
                          -----------  -----------  -----------  ----------   -----------
Consolidated gross
 profit.................  $ 7,727,557  $12,032,878  $16,685,756  $1,631,473   $18,317,229
                          ===========  ===========  ===========  ==========   ===========
Income (loss) from
 operations:
Network Solutions.......  $  (556,333) $ 1,019,895  $(3,424,616) $ (742,368)  $(4,166,984)
Software license........     (157,172) $  (339,322)  (1,743,896)    947,188      (796,708)
                          -----------  -----------  -----------  ----------   -----------
Consolidated income
 (loss) from
 operations.............  $  (713,505) $   680,573  $(5,168,512) $  204,820   $(4,963,692)
                          ===========  ===========  ===========  ==========   ===========

   For the years ended December 31, 1997, 1998 and 1999, all of the Company's revenues have been derived from sales to customers in the People's Republic of China. Revenues are attributed to the country based on the country of installation of hardware and performance of system integration work. Also, as of December 31, 1998 and 1999, 99% of the Company's long-lived assets are located in the People's Republic of China.

                         INDEPENDENT AUDITORS' REPORT

To the Board of Directors of Zhejiang Asiainfo Telecommunication Technology Co., Ltd.:

   We have audited the accompanying balance sheets of Zhejiang AsiaInfo Telecommunication Technology Co., Ltd. as of December 31, 1997 and 1998 the related statements of operations, owner's equity and cash flows for the years then ended (expressed in Renminibi). The financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, such financial statements present fairly, in all material respects, the financial position of Zhejiang AsiaInfo Telecommunication Technology Co., Ltd. as of December 31, 1997 and 1998 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/Deloitte Touche Tohmatsu Shanghai CPA
Shanghai
March 12, 1999

            ZHEJIANG ASIAINFO TELECOMMUNICATION TECHNOLOGY CO., LTD.

                                 BALANCE SHEETS

                                                 December 31,
                                             ---------------------  December 31,
                                                1997       1998         1998
                                             ---------- ----------  ------------
                                                Rmb        Rmb          US$
                  ASSETS
Current Assets:
  Cash and cash equivalents................   1,622,415  3,812,171      460,479
  Accounts receivable......................   5,676,381 18,425,218    2,225,617
  Advances to suppliers....................   4,410,109  4,391,052      530,404
  Inventories..............................      86,804    118,809       14,351
  Other receivables and prepaid expenses...     812,432    447,703       54,079
                                             ---------- ----------   ----------
  Total current assets.....................  12,608,141 27,194,953    3,284,930
Property, plant, and equipment--net........   1,408,758  1,744,046      210,667
                                             ---------- ----------   ----------
  Total assets.............................  14,016,899 28,938,999    3,495,597
                                             ========== ==========   ==========
LIABILITIES AND OWNER'S EQUITY (DEFICIENCY)
Current Liabilities:
  Short-term borrowings....................   1,100,000  7,350,000      887,821
  Accounts payable.........................   2,244,785 20,833,524    2,516,521
  Amount due to a related party............          --    471,443       56,947
  Other payables and accrued expenses......   5,884,375  4,917,316      593,972
                                             ---------- ----------   ----------
  Total current liabilities................   9,229,160 33,572,283    4,055,261
                                             ---------- ----------   ----------
Commitments and contingencies (note 11)
Owner's Equity (deficiency):
  Paid-in capital..........................   4,158,750  4,158,750      502,343
  Retained earnings (accumulated deficit)..     628,989 (8,792,034)  (1,062,007)
                                             ---------- ----------   ----------
  Total owners' equity (deficiency)........   4,787,739 (4,633,284)    (559,664)
                                             ---------- ----------   ----------
  Total liabilities and owner's equity
   (deficiency)............................  14,016,899 28,938,999    3,495,597
                                             ========== ==========   ==========


                       See notes to financial statements

            ZHEJIANG ASIAINFO TELECOMMUNICATION TECHNOLOGY CO., LTD.

                            STATEMENTS OF OPERATIONS

                                                  Years ended December 31,
                                              ---------------------------------
                                                 1997       1998        1998
                                              ---------- ----------  ----------
                                                 Rmb        Rmb         US$
Net sales.................................... 26,716,666 21,894,450   2,644,672
Cost of revenues............................. 20,253,125 23,556,410   2,845,424
                                              ---------- ----------  ----------
Gross profit (loss)..........................  6,463,541 (1,661,960)   (200,752)
Selling and administrative expenses..........  5,025,548  7,454,100     900,395
Interest expense, net........................    127,127    167,811      20,270
                                              ---------- ----------  ----------
Income (loss) from operations................  1,310,866 (9,283,871) (1,121,417)
Other income (loss)..........................    154,075   (137,152)    (16,567)
                                              ---------- ----------  ----------
Net income (loss)............................  1,464,941 (9,421,023) (1,137,984)
                                              ========== ==========  ==========



                       See notes to financial statements

            ZHEJIANG ASIAINFO TELECOMMUNICATION TECHNOLOGY CO., LTD.

                          STATEMENTS OF OWNER'S EQUITY

                                                    (Accumulated
                                        Paid-in   deficit) retained
                                        capital       earnings         Total
                                       ---------- ----------------- -----------
                                          Rmb            Rmb            Rmb
Balance at January 1, 1997............  4,158,750        (835,952)    3,322,798
Net income............................         --       1,464,941     1,464,941
                                       ----------   -------------   -----------
Balance at December 31, 1997..........  4,158,750         628,989     4,787,739
Net loss..............................         --      (9,421,023)   (9,421,023)
                                       ----------   -------------   -----------
Balance at December 31, 1998..........  4,158,750      (8,792,034)   (4,633,284)
                                       ----------   -------------   -----------
US$ equivalent........................ US$502,343   US$(1,062,007)  US$(559,664)
                                       ==========   =============   ===========



                       See notes to financial statements

            ZHEJIANG ASIAINFO TELECOMMUNICATION TECHNOLOGY CO., LTD.

                            STATEMENTS OF CASH FLOWS

                                               Years ended December 31,
                                           -----------------------------------
                                              1997        1998         1998
                                           ----------  -----------  ----------
                                              Rmb          Rmb         US$
Cash flows from operating activities:
  Net income (loss).......................  1,464,941   (9,421,023) (1,137,984)
  Adjustments to reconcile net income
   (loss) to net cash provided by
   operating activities:
    Depreciation..........................    154,031       95,228      11,503
    Loss on disposal of property, plant
     and equipment........................      3,003           --          --
  Changes in operating assets and
   liabilities:
    Accounts receivable................... (6,174,235) (12,748,837) (1,539,956)
    Advances to suppliers.................    141,620       19,057       2,302
    Inventories...........................    107,170      (32,005)     (3,866)
    Other receivables and prepaid
     expenses.............................   (674,781)     364,729      44,056
    Accounts payable......................  2,209,010   18,588,739   2,245,369
    Amount due to a related party.........         --      471,443      56,947
    Other payables and accrued expenses...  4,188,494     (967,059)   (116,813)
                                           ----------  -----------  ----------
Net cash provided by (used in) operating
 activities...............................  1,419,253   (3,629,728)   (438,442)
                                           ----------  -----------  ----------
Cash flows from investing activities:
  Purchases of property, plant and
   equipment.............................. (1,027,154)    (430,516)    (52,003)
                                           ----------  -----------  ----------
Cash flows from financing activities:
  Short-term borrowings...................  1,670,000    7,000,000     845,543
  Repayment of short-term borrowings......   (820,000)    (750,000)    (90,594)
                                           ----------  -----------  ----------
Net cash provided by financing
 activities...............................    850,000    6,250,000     754,949
                                           ----------  -----------  ----------
Net increase in cash and cash
 equivalents..............................  1,242,099    2,189,756     264,504
Cash and cash equivalent at beginning of
 year.....................................    380,316    1,622,415     195,975
                                           ----------  -----------  ----------
Cash and cash equivalent at end of year...  1,622,415    3,812,171     460,479
                                           ==========  ===========  ==========


                       See notes to financial statements

           ZHEJIANG ASIAINFO TELECOMMUNICATION TECHNOLOGY CO., LTD.

                         NOTES TO FINANCIAL STATEMENTS
                For the years ended December 31, 1997 and 1998

1.ORGANIZATION AND PRINCIPAL ACTIVITIES

   Zhejiang AsiaInfo Telecommunication Technology Co., Ltd. ("the Company") is a wholly foreign owned enterprise located in Hangzhou, Zhejiang province, the People's Republic of China ("PRC"). It was established on April 5, 1995, under the name of Zhejiang Dekang Communication Technology Co., Ltd., by Tecsun Hongkong Limited (hereinafter referred to as "Tecsun Hongkong") the sole shareholder at December 31, 1998, with an operating period of 20 years. The registered capital of US$500,000 has been fully paid up. On November 26, 1998, AsiaInfo Holdings, Inc. entered into a conditional agreement to acquire all the Company's share capital and the Company was renamed Zhejiang AsiaInfo Telecommunication Technology Co., Ltd.

   The Company principally engages in developing and selling communication hardware and software as well as providing related technology services.

   The Company's books of accounts are maintained in Renminbi ("Rmb"), the currency in which the majority of its transactions is denominated.

2.BASIS OF PREPARATION

   The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). This basis of accounting differs from that used in the statutory accounts of the Company, which are prepared in accordance with the accounting principles and the relevant financial regulations applicable to wholly foreign owned enterprises, as established by the Ministry of Finance of China. The principal adjustments made to the statutory accounts of the Company in order to achieve conformity with U.S. GAAP are to charge the expenses incurred during the pre-operating period to the statement of operations and to recognize sales and cost of sales in accordance with the Company's revenue recognition policy.

3.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   Cash and cash equivalents--Cash and cash equivalents include cash and highly liquid investments with a maturity of three months or less at the time of purchase.

   Inventories--Inventories are stated at the lower of cost, determined by the specific identification method, or market.

   Property, plant and equipment--Property, plant and equipment is stated at cost less accumulated depreciation. Depreciation is provided using the straight-line method over the estimated useful lives, after deducting the estimated residual value of 10% of cost, as follows:

      Buildings........................................................ 20 years
      Motor vehicles...................................................  5 years
      Office equipment.................................................  5 years

   Impairment--The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. An impairment loss, measured based on the fair value of the asset, is recognized if expected future undiscounted cash flows are less than the carrying amount of the assets.

           ZHEJIANG ASIAINFO TELECOMMUNICATION TECHNOLOGY CO., LTD.

                For the years ended December 31, 1997 and 1998


   Revenue recognition--Software license revenues represent license fees which allow customers to use the Company's software products in perpetuity up to a maximum number of users. Software license revenues are derived from contracts with corporate customers. Revenue from software license fees is recognized when persuasive evidence of an agreement exists, delivery of the product has occurred, the fee is fixed or determinable and collectibility is probable. Revenue from systems contracts, which includes the procurement of hardware on behalf of the customer, systems design, planning, consulting and systems integration services is recognized over the contract term based on the percentage of completion. Estimates of hardware warranty costs are included in determining project costs. Revisions in estimated profits are made in the period in which the circumstances requiring the revision become known. Provisions, if any, are made currently for anticipated losses on uncompleted contracts. Revenue from maintenance is recognized over the contractual period. Revenue in excess of billings on service contracts is recorded as unbilled receivables and included in trade accounts receivable, and amounted to Rmb5,223,981 at December 31, 1997 and Rmb17,670,497 (US$2,134,453) at December
31, 1998. Billings in excess of revenues recognized on service contracts are recorded as deferred income until the above revenue recognition criteria are met.

   Software development costs--Costs for the development of new software products and substantial enhancements to existing software products are expensed as incurred until technological feasibility has been established, at which time any additional costs would be capitalized in accordance with Statement of Financial Accounting Standards No. 86, "Computer Software To Be Sold, Leased or Otherwise Marketed". To date, the Company has essentially completed its software development concurrently with the establishment of technological feasibility, and, accordingly, no costs have been capitalized.

   Income tax--Deferred income taxes are provided using the asset and liability method. Under this method, deferred income taxes are recognized for all significant temporary differences and classified as current or non-current based upon the classification of the related asset or liability in the financial statements. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of, the deferred tax asset will not be realized.

   Use of estimates--The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates. Actual results could differ from those estimates.

   Foreign currency translation--The Company maintains its books and records in Renminbi ("Rmb"), which is its functional currency. Monetary assets and liabilities denominated in currencies other than Rmb are translated into Rmb at the rates of exchange in effect at the balance sheet date. Transactions in currencies other than Rmb are recorded in Rmb at the rates of exchange prevailing at the transaction dates. Transaction differences are recognized in the statement of operations.

   Convenience translation into United States Dollars--The financial statements are presented in Renminbi. The translation of Renminbi amounts into United States dollars has been made for the convenience of the reader and has been made at the rate of exchange quoted by the People's Bank of China on December 31, 1998 of RMB8.2787 to US$1.00. Such translation amounts should not be construed as representations that the Renminbi amounts could be converted into United States dollars at that rate or any other rate.

4.RELATED PARTY TRANSACTIONS

   In 1998 the Company purchased property, plant and equipment of Rmb366,443 from AsiaInfo Technologies (China), Inc. ("AI Technology"), a subsidiary of AsiaInfo Holdings, Inc. AI Technology also provided a loan of Rmb 6,000,000 (see note 7) and the Company incurred interest expense on the loan of Rmb105,000 in 1998.

           ZHEJIANG ASIAINFO TELECOMMUNICATION TECHNOLOGY CO., LTD.

                For the years ended December 31, 1997 and 1998


5.INVENTORIES

                                                              December 31,
                                                           --------------------
                                                             1997       1998
                                                           ---------  ---------
                                                              Rmb        Rmb
      Raw materials.......................................    41,909    116,325
      Consumables.........................................    44,895      2,484
                                                           ---------  ---------
                                                              86,804    118,809
                                                           =========  =========

6.PROPERTY, PLANT AND EQUIPMENT, NET

                                                              December 31,
                                                           --------------------
                                                             1997       1998
                                                           ---------  ---------
                                                              Rmb        Rmb
      At cost:
      Buildings...........................................   606,156    624,560
      Motor vehicles......................................   200,029    200,029
      Office equipment....................................   932,972  1,345,084
                                                           ---------  ---------
                                                           1,739,157  2,169,673
      Less: Accumulated depreciation......................  (330,399)  (425,627)
                                                           ---------  ---------
      Net book value...................................... 1,408,758  1,744,046
                                                           =========  =========

7.SHORT-TERM BORROWINGS

                                                              December 31,
                                                           --------------------
                                                             1997       1998
                                                           ---------  ---------
                                                              Rmb        Rmb
      Bank loan...........................................        --    100,000
      Loan from AI Technology.............................        --  6,000,000
      Loan from shareholder............................... 1,100,000  1,250,000
                                                           ---------  ---------
                                                           1,100,000  7,350,000
                                                           =========  =========

   The bank loan is unsecured with an average annual interest rate of 8.487%. The loan from AI Technology carries interest at 12% per annum and has no specific terms of repayment. The loan from the shareholder is interest free and has no specific terms of repayment.

8.INCOME TAXES

   The Company is subject to PRC income tax at a rate of 33%. There was no assessable income in 1997 and 1998 as the Company incurred losses during these years. Tax loss carry forwards at December 31, 1998 amounted to approximately Rmb2.2 million which expire from 2000 to 2003. A valuation allowance of Rmb720,000 has been established for the full amount of the tax loss carried forward, an increase of Rmb690,000 from 1997.

           ZHEJIANG ASIAINFO TELECOMMUNICATION TECHNOLOGY CO., LTD.

                For the years ended December 31, 1997 and 1998


9. DISTRIBUTION OF PROFITS

   As stipulated by the relevant laws and regulations for foreign investment enterprises, the Company is required to make appropriations from net income as determined under PRC GAAP to non-distributable reserves which include a general reserve, an enterprise expansion reserve and a staff welfare and bonus reserve. Since the Company is wholly foreign owned, it is not required to make appropriations to the enterprise expansion reserve but appropriations to the general reserve are required to be made at not less than 10% of the profit after tax as determined under PRC GAAP. The staff welfare and bonus reserve is determined by the board of directors.

   The general reserve is used to offset future extraordinary losses. The Company may, upon a resolution passed by the stockholders, convert the general reserve into capital. The staff welfare and bonus reserve is used for the collective welfare of the employees. The enterprise expansion reserve is used for the expansion of the Company's operations and can be converted to capital subject to approval by the relevant authorities. These reserves represent appropriations of retained earnings determined according to Chinese law. There were no appropriations to reserves by the Company during any of the periods presented.

10.RETIREMENT BENEFITS AND POST RETIREMENT BENEFITS

   In accordance with regulations issued by the Hangzhou local government the Company is required to make contributions to the state retirement plan at 23% of the basic salaries of its current employees and employees contribute 4% of their basic salary. The Company has no material obligation for pension payments or any post-retirement benefits beyond these annual contributions. The retirement benefits are paid directly from the fund to the retired employees and are calculated by reference to their monthly basic salaries and periods of service rendered. The expense of the Company was Rmb58,028 in 1997 and Rmb270,700 in 1998. In addition, the Company is required by law to contribute 18% of basic salaries of its PRC employees for staff welfare, union fees and educational benefits. The Company does not have any post retirement benefit plans.

11. LEASE COMMITMENTS

   As of December 31, 1998, the Company was obligated under non-cancellable operating leases requiring minimum rentals as follows:

                                                    Rmb
                                                  -------
            1999................................. 417,852
            2000................................. 212,805
                                                  -------
                                                  630,657
                                                  =======

   Rental expense was Rmb424,846 in 1997 and Rmb410,809 in 1998.

                            ASIAINFO HOLDINGS, INC.

                   UNAUDITED PRO FORMA FINANCIAL INFORMATION
                             BASIS OF PRESENTATION

   The following unaudited pro forma statement of operations of AsiaInfo Holdings, Inc. (the "Company") for the year ended December 31, 1999 is presented to show the effects of the 1999 acquisition of Zhejiang AsiaInfo Telecommunications Technology Co. Ltd. ("AI Zhejiang"), which had been accounted for as a purchase acquisition, assuming the acquisition had occurred on January 1, 1999.

   The unaudited pro forma financial information does not purport to represent what the Company's financial position or results of operations would actually have been had the transactions in fact occurred on the date indicated above, nor to project the Company's financial position or results of operations for any future date or period. In the opinion of the Company's management, all adjustments necessary for a fair presentation have been made. This unaudited pro forma financial information should be read in conjunction with the accompanying notes and the consolidated financial statements of the Company and the related notes included elsewhere herein.

                            ASIAINFO HOLDINGS, INC.

                  UNAUDITED PRO FORMA STATEMENT OF OPERATIONS

                            Company     Al Zhejiang
                           Historical   January 1,                   Pro Forma
                           Year ended     1999 to                    year ended
                          December 31,   April 5,      Pro Forma    December 31,
                              1999         1999     Adjustment(/1/)     1999
                          ------------  ----------- --------------- ------------
Revenues:
 Network solutions......  $53,785,805    $  65,219     $      --    $53,851,024
 Software license.......    6,494,008      140,078            --      6,634,086
                          -----------    ---------     ---------    -----------
 Total revenues.........   60,279,813      205,297            --     60,485,110
                          -----------    ---------     ---------    -----------
Cost of revenues:
 Network solutions......   41,958,770      217,363            --     42,176,133
 Software license.......        3,814           --            --          3,814
                          -----------    ---------     ---------    -----------
 Total cost of
  revenues..............   41,962,584      217,363            --     42,179,947
                          -----------    ---------     ---------    -----------
Gross profit............   18,317,229      (12,066)           --     18,305,163
                          -----------    ---------     ---------    -----------
Operating expenses:
 Sales and marketing....    8,768,155      103,965            --      8,872,120
 General and
  administrative........    8,166,900       86,266       240,919      8,494,085
 Research and
  development...........    2,838,188      170,965            --      3,009,153
 Amortization of
  deferred stock
  compensation..........    3,507,678           --            --      3,507,678
                          -----------    ---------     ---------    -----------
 Total operating
  expenses..............   23,280,921      361,196       240,919     23,883,036
                          -----------    ---------     ---------    -----------
Loss from operations....   (4,963,692)    (373,262)     (240,919)    (5,577,873)
                          -----------    ---------     ---------    -----------
Other income (expense):
 Interest income........      827,157          643            --        827,800
 Interest expense.......     (617,867)          --            --       (617,867)
 Other income, net......      142,504       (2,707)           --        139,797
                          -----------    ---------     ---------    -----------
 Total other income,
  net...................      351,794       (2,064)           --        349,730
                          -----------    ---------     ---------    -----------
Loss before income taxes
 and minority
 interests..............   (4,611,898)    (375,326)     (240,919)    (5,228,143)
Income tax expense .....      383,226           --            --        383,226
                          -----------    ---------     ---------    -----------
Loss before minority
 interests..............   (4,995,124)   $(375,326)     (240,919)    (5,611,369)
Minority interests in
 loss of consolidated
 subsidiary.............       84,131           --            --         84,131
Equity in loss of
 affiliate .............      (34,689)                                  (34,689)
                          -----------    ---------     ---------    -----------
Net loss................  $(4,945,682)   $(375,326)    $(240,919)   $(5,561,927)
                          ===========    =========     =========    ===========
Net loss per share:
 Basic..................  $     (0.34)                              $     (0.38)
 Diluted................  $     (0.34)                              $     (0.38)
Shares used in
 computation:
 Basic and diluted .....   14,630,145                                14,739,520


Notes to Pro forma statement of operations:
(1) To reflect the amortization of goodwill arising on the acquisition of Al Zhejiang for the period from January 1, 1999 to April 5, 1999.

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

   Set forth below is an estimate (except for the registration fee) of the fees and expenses payable by the registrant in connection with the issuance and distribution of the shares of common stock:

Securities and Exchange Commission Registration Fee................. $   13,200
NASD Filing Fee.....................................................      5,500
Printing and Engraving Expenses.....................................    150,000
Marketing Expenses..................................................    100,000
Blue Sky Qualification Fees and Expenses............................      5,000
Legal Fees and Expenses.............................................    300,000
Accounting Fees.....................................................    400,000
Transfer Agent and Registrar Fees...................................     10,000
Listing Fees........................................................     94,000
Miscellaneous Expenses and Administrative Costs.....................     22,300
                                                                     ----------
 Total.............................................................. $1,100,000
                                                                     ==========

--------

Item 14. Indemnification of Directors and Officers

   The Certificate of Incorporation and Bylaws of the Registrant provide for the limitation of liability and indemnification of directors and officers to the maximum extent allowed by the Delaware General Corporation Law for losses, damages, costs and expenses incurred in their capacities as such, except for liability for (i) any breach of a director's duty of loyalty to the Registrant or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in
Section 174 of the Delaware General Corporation Law or (iv) any transaction from which the director derives any improper personal benefit.

   The Registrant's bylaws further provide for indemnification of directors to the fullest extent permitted by Delaware law, including in circumstances in which indemnification is otherwise discretionary under our bylaws provide that the Registrant shall indemnify its directors and officers against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by such directors or officers in connection with an action, suit or proceeding involving such directors or officers in their capacity as such. Prior to the consummation of this offering, the Registrant will obtain an insurance policy covering directors and officers for claims they might otherwise be required to pay or for which the Registrant is required to indemnify them, subject to certain limited exclusions.

   Reference is made to the following documents filed as exhibits to this Registration Statement regarding relevant indemnification provisions described above and elsewhere herein:

                                                                         Exhibit
  Document                                                               Number
  --------                                                               -------
Form of Underwriting Agreement..........................................   1.1
Certificate of Incorporation of the Registrant..........................   3.1
By-Laws of the Registrant ..............................................   3.2

Item 15. Recent Sales of Unregistered Securities

   Since AsiaInfo's inception in 1993, AsiaInfo has issued and sold the following securities:

  1. In April 1996 AsiaInfo issued warrants to purchase 30,000 shares of common stock to a consultant at an exercise price of $0.01 per share.

  2. In May 1998 AsiaInfo issued warrants to purchase 30,000 shares of common stock to a consultant at an exercise price of $0.01 per share.

  3. In December 1997 AsiaInfo issued and sold 1,860,744 shares of Series A Preferred Stock to Warburg Pincus Ventures, L.P., Warburg Pincus Ventures International, L.P., Fidelity Ventures Limited, Fidelity International Limited, Fidelity Investors Limited Partnership, ChinaVest IV, L.P., ChinaVest IV-A, L.P. and ChinaVest IV-B, L.P. for aggregate consideration prior to the stock split of $15,499,997 received on December 29, 1997 in a transaction not subject to the registration requirements of the Securities Act pursuant to Regulation S thereunder on the basis that the purchasers of shares are not "U.S. persons" as such term is defined in the regulation. At the same time as this private placement, certain existing shareholders of AsiaInfo sold approximately $2.2 million of their holdings to the Series A investors.

  4. In December 1997 AsiaInfo issued 9,429,226 stock purchase warrants to the holders of AsiaInfo's Series A Preferred Stock, in a transaction not subject to the registration requirements of the Securities Act pursuant to Regulation S thereunder on the basis that the purchasers of shares are not "U.S. persons" as such term is defined in the regulation. In December 1999, all the warrants were exercised into 9,429,226 shares of common stock at no additional consideration pursuant to amended warrant terms which accelerated the warrant exercise term.

  5. In August 1999 AsiaInfo sold 2,630,425 shares of Series B Convertible Preferred Stock to Intel Pacific, Inc. for aggregate consideration of $20,000,000 received on August 31, 1999 in reliance on the exemption from registration provided by Section 4(2) of the Securities Act.

  6. In November 1999, certain employees and founders of AsiaInfo sold an aggregate of 815,790 shares of common stock to twelve institutional investors for aggregate consideration of $6,200,004 received on November 16, 1999 in a transaction not subject to the registration requirements of the Securities Act pursuant to Regulation S thereunder on the basis that the purchasers of shares are not "U.S. persons" as such term is defined in the regulation.

  7. In January 2000, Louis Lau, our Chairman, sold an aggregate of 190,000 shares of common stock at a price per share of $7.60 to Messrs. Jesse Liu and Steve Zhang, each an officer of the Company, China.com Corporation and an affiliate of ChengWei Ventures Ltd. The sale was made in accordance with the provisions of Regulation S under the Securities Act on the basis that the transaction occured outside of the United States and each of the purchasers is not a U.S. person for purposes of such rule.

   We have granted to certain of our executive officers, directors, employees and 5% stockholders options to purchase shares of common stock in consideration of services undertaken on our behalf. As of December 31, 1999, options to purchase an aggregate of 8,891,811 shares of common stock were held, directly or indirectly, by all of AsiaInfo's directors, officers, employees and 5% stockholders as a group.

   The weighted average exercise price of such options is $2.07 per share and the expiration dates for such options range from 2003 to 2009.

   The foregoing issuances were made in reliance on the exemptions from registration under the Securities Act provided by Section 4(2) thereof and Rule 701 thereunder or in transactions not subject to the registration requirements of the Securities Act pursuant to Regulation S thereunder.

Item 16. Exhibits and Financial Statement Schedules

  (a)  Exhibits

   The following exhibits are filed as a part of this Registration Statement

 Exhibit
 Number  Description of Exhibits
 ------- -----------------------
  1.1    Form of Underwriting Agreement*
  3.1    Certificate of Incorporation of the Registrant, dated June 8, 1998*
  3.2    By-Laws of the Registrant, dated June 8, 1998*
  3.3    Certificate of Amendment to Certificate of Incorporation of the
         Registrant, dated August 27, 1999*
  4.1    Specimen Share Certificate representing the shares of common stock*
  4.2    Certificate of Designations of Series A Convertible Preferred Stock of
         the Registrant, dated June 8, 1998*
  4.3    Certificate of Designations for Series B Convertible Preferred Stock
         of the Registrant, dated August 27, 1999*
  4.4    Certificate of Correction to Certificate of Designations for Series B
         Convertible Preferred Stock of the Registrant, dated September 2,
         1999*
  5      Form of Opinion of Clifford Chance Rogers & Wells LLP, U.S. counsel to the Registrant as to the legality of the shares of the common stock offered hereby*
 10.1    Certificate of Merger of AsiaInfo Holdings, Inc., a Texas corporation with and into the Registrant, a Delaware corporation, dated June 8,
         1998*
 10.2    Certificate of Merger of HTC Investments, Inc., a Delaware
         corporation, with and into the Registrant, a Delaware corporation, dated October 13, 1999*
 10.3    Agreement and Plan of Merger dated as of June 8, 1998 by and among the
         Registrant, a Delaware corporation and AsiaInfo Holdings, Inc., a
         Texas corporation*
 10.4    1999 Incentive Stock Option Plan approved and adopted as of June 1,
         1999*
 10.5    Lease of the Registrant's headquarters at 11 Bashiqiao Road, Beijing, as supplemented, dated
         August 31, 1999*
 11.1    Statement regarding computation of per share earnings, included in the audited Consolidated Financial Statements*
 21.1    List of Subsidiaries of the Registrant*
 23.1    Consent of Deloitte Touche Tohmatsu
 23.2    Consent of Deloitte Touche Tohmatsu Shanghai CPA
 23.3    Consent of Clifford Chance Rogers & Wells LLP, U.S. counsel to the
         Registrant, included in Exhibit 5*
 27      Financial Statement Schedules Attached*
 24.1    Power of Attorney (contained on signature pages to the Registration
         Statement)*
 99.1    Articles of Association of AsiaInfo Technology (China) Inc., dated
         July 26, 1999*
 99.2    Business License of Enterprise Legal Person of The People's Republic
         of China for AsiaInfo Technology (China) Inc., dated September 21,
         1999*
 99.3    Articles of Association of Zhejiang AsiaInfo Telecommunication
         Technology Co. Ltd., dated May 3, 1998*
 99.4    Business License of Enterprise Legal Person of Zhejiang AsiaInfo
         Telecommunication Technology Co. Ltd., dated September 23, 1999*
 99.5    Form of Executive Employment Agreement for AsiaInfo Computer Networks
         (Beijing) Co. Ltd.*
 99.6    Form of Confidentiality and Non-competition Agreement of AsiaInfo
         Computer Networks (Beijing) Co. Ltd.*

--------
*  Previously filed

    (b) Financial Statements

   Independent Auditors' Report

   Schedule II--Valuation and Qualifying Accounts

Item 17. Undertakings

   The undersigned registrant hereby undertakes to provide to the Underwriters, at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

   Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 14 hereof, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by its against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

   The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Beijing, on the 29th day of February, 2000.

                                                     ASIAINFO HOLDINGS, INC.

                                                     By:   /s/ James Ding
                                                             James Ding
                                                      Chief Executive Officer

   Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

              Signature                            Title                    Date
              ---------                            -----                    ----

                  *                    Board Member and Chairman of   February 29, 2000
______________________________________  the Board
              Louis Lau

            /s/ James Ding             Board Member and Chief         February 29, 2000
______________________________________  Executive Officer
              James Ding                (principal executive
                                        officer)

                  *                    Executive Vice President and   February 29, 2000
______________________________________  Chief Financial Officer
               Ying Han                 (principal financial
                                        officer and principal
                                        accounting officer)

                  *                    Board Member, Senior Vice      February 29, 2000
______________________________________  President and Chief
             Michael Zhao               Strategy Officer

                  *                    Board Member                   February 29, 2000
______________________________________
             Alan Bickell

                  *                    Board Member                   February 29, 2000
______________________________________
             Patrick Keen

                  *                    Board Member                   February 29, 2000
______________________________________
              Chang Sun

                  *                    Board Member                   February 29, 2000
______________________________________
             Edward Tian

*By:
         /s/ James Ding
  -----------------------------
           James Ding
        Attorney-In-Fact

                         INDEPENDENT AUDITORS' REPORT

Stockholders and Board of Directors of AsiaInfo Holdings, Inc.

   We have audited the financial statements of AsiaInfo Holdings, Inc. (the "Company") and its subsidiaries as of December 31, 1998 and 1999 and for the three years in the period ended December 31, 1999, and have issued our report thereon dated January 24, 2000; such report is included elsewhere in this Registration Statement. Our audit also included the financial statement schedule of the Company, listed in item 16(b) of this Registration Statement. This financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audit. In our opinion, such financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

Deloitte Touche Tohmatsu

Hong Kong

January 24, 2000

                Schedule II -- VALUATION AND QUALIFYING ACCOUNTS

Allowance for Doubtful Accounts

Balance, January 1, 1997.............................................. $ 62,533
Bad Debt Expense......................................................  753,839
Write-off............................................................. (745,928)
                                                                       --------
Balance, December 31, 1997............................................   70,444
Bad Debt Expense......................................................       --
Bad Debt Recovery.....................................................   (7,759)
                                                                       --------
Balance, December 31, 1998............................................   62,685
Bad Debt Expense......................................................  839,552
Write-off............................................................. (261,968)
                                                                       --------
Balance, December 31, 1999............................................ $640,269
                                                                       ========